UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2020

COMMISSION FILE NUMBER: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Eulji-ro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

QUARTERLY BUSINESS REPORT

(From January 1, 2020 to March 31, 2020)

THIS IS A SUMMARY OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN WHICH IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

ALL REFERENCES TO THE “COMPANY” SHALL MEAN SK TELECOM CO., LTD. AND, UNLESS THE CONTEXT OTHERWISE REQUIRES, ITS CONSOLIDATED SUBSIDIARIES. REFERENCES TO “SK TELECOM” SHALL MEAN SK TELECOM CO., LTD., BUT SHALL NOT INCLUDE ITS CONSOLIDATED SUBSIDIARIES.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA (“K-IFRS”) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I.	COMPANY OVERVIEW

1.    Company Overview

The Company’s quarterly business report for the three months ended March 31, 2020 includes the following consolidated subsidiaries:

Name	Date of Establishment	Principal Business	Total Assets as of Dec. 31, 2019 (millions of Won)	Material Subsidiary*
SK Telink Co., Ltd.	Apr. 9, 1998	Telecommunication services and satellite broadcasting services	265,725	Material
SK M&Service Co., Ltd.	Feb. 10, 2000	Online information services	109,699	Material
SK Communications Co., Ltd.	Sept. 19, 1996	Internet portal and other Internet information services	67,327
SK Broadband Co., Ltd.	Sept. 5, 1997	Fixed-line telecommunication services, multimedia and IPTV services	4,447,549	Material
Home & Service Co., Ltd.	June 5, 2017	Information and telecommunication network maintenance	113,176	Material
SK stoa Co., Ltd.	Dec. 1, 2017	Data broadcasting and commercial retail platform services	70,754
K-net Culture and Contents Venture Fund	Nov. 24, 2008	Investment partnership	151,493	Material
PS&Marketing Co., Ltd.	Apr. 3, 2009	Sale of telecommunication devices	439,947	Material
Service Ace Co., Ltd.	Jul. 1, 2010	Customer center management services	80,844	Material
Service Top Co., Ltd.	Jul. 1, 2010	Customer center management services	66,932
SK O&S Co., Ltd. (formerly known as Network O&S Co., Ltd.)	Jul. 1, 2010	Network maintenance services	96,446	Material
SK Planet Co., Ltd.	Oct. 1, 2011	Telecommunication and platform services	595,838	Material
Dreamus Company (formerly known as Iriver Ltd.)	Jul. 12, 2000	Audio device manufacturing	171,586	Material
Iriver Enterprise Ltd.	Jan. 14, 2014	Management of Chinese subsidiary	1,689
Iriver China Co., Ltd.	Jun. 24, 2004	Electronic device manufacturing	2,185
DongGuan Iriver Electronics Co., Ltd.	Jul. 6, 2006	Electronic device manufacturing	—
Life Design Company Inc. (formerly known as S.M. Life Design Company Japan Inc.)	June 25, 2008	Japanese merchandise business	8,681
SK Telecom China Holdings Co., Ltd.	Jul. 12, 2007	Investment (holding company)	47,572
SK Global Healthcare Business Group, Ltd.	Sept. 14, 2012	Investment (SPC)	25,610
SK Planet Japan, K. K.	Mar. 14, 2012	Digital contents sourcing services	56,451
SK Planet Global Holdings Pte. Ltd.	Aug. 10, 2012	Investment (holding company)	415
SKT Americas, Inc.	Dec. 29, 1995	Information collection and management consulting services	30,704
SKP America LLC	Jan. 27, 2012	Digital contents sourcing services	48,344

Name	Date of Establishment	Principal Business	Total Assets as of Dec. 31, 2019 (millions of Won)	Material Subsidiary*
YTK Investment Ltd.	Jul. 1, 2010	Investment	3,424
Atlas Investment	Jun. 24, 2011	Investment	116,576	Material
SK Telecom Innovation Fund, L.P.	Jan. 15, 2016	Investment	47,879
SK Telecom China Fund I L.P.	Sept. 14, 2011	Investment	19,896
Onestore Co., Ltd.	Mar. 1, 2016	Contents distribution	236,329	Material
SK telecom Japan Inc.	Mar. 1, 2018	Information collection and management consulting services	10,730
id Quantique Ltd.	Oct. 29, 2001	QRNG technology development	38,303
Eleven Street Co., Ltd.	Sept. 1, 2018	E-commerce and Internet-related services	923,424	Material
SK TELINK VIETNAM Co., Ltd.	Aug. 30, 2018	Sale of telecommunication devices	3,084
Quantum Innovation Fund I	Dec. 3, 2018	Investment	8,000
Life & Security Holdings Co., Ltd.	Mar. 21, 2014	Holding company	2,639,781	Material
ADT CAPS Co., Ltd.	Jan. 22, 1971	Unmanned security services	706,808	Material
CAPSTEC Co., Ltd.	Jan. 1, 2005	Manned security services	29,569
SK Infosec Co., Ltd.	Jun. 26, 2000	Information security services	158,424	Material
Id Quantique LLC	Jul. 27, 2018	Quantum information and communications services	1,177
FSK L&S Co., Ltd.	Oct. 20, 2016	Logistics consulting services	47,550
FSK L&S (Shanghai) Co., Ltd.	Jul. 29, 2010	International cargo transportation agent	23,454
FSK L&S (Hungary) Co., Ltd.	Sept. 13, 2019	International cargo transportation agent	532
SK Telecom TMT Investment Corp.	Jan. 4, 2019	Investment	33,482
Incross Co., Ltd.	Aug. 13, 2007	Advertising agency services	144,263	Material
Infra Communications Co., Ltd.	Aug. 1, 2017	Operation of mobile services	1,569
Happy Hanool Co., Ltd.	Aug. 8, 2019	Services	800
SKinfosec Information Technology (wuxi) Co., Ltd.	Aug. 21, 2019	System software development and supply services	453
Mindknock Co., Ltd.	Jan. 31, 2018	Software development services	458

*	Material Subsidiary means a subsidiary with total assets of Won 75 billion or more as of the end of the latest fiscal year.

Changes in subsidiaries during the three months ended March 31, 2020 are set forth below.

Change	Name	Remarks
Exclusions	ADT SECURITY Co., Ltd.	Merged into ADT CAPS Co., Ltd.

A.	Corporate Legal Business Name: SK Telecom Co., Ltd.

B.	Date of Incorporation: March 29, 1984

C.	Location of Headquarters

(1)	Address: 65 Euljiro, Jung-gu, Seoul, Korea

(2)	Phone: +82-2-6100-2114

(3)	Website: http://www.sktelecom.com

D.	Major Businesses

(1)	Wireless business

The Company provides wireless telecommunications services, characterized by its competitive strengths in handheld devices, affordable pricing, network coverage and an extensive contents library. The Company continues to maintain its reputation as the unparalleled premium network operator in the 2G, 3G, 4G and 5G markets on the basis of its technological leadership and network management technology. With the world’s first commercialization of 5G technology in 2019, the Company continues to maintain its position as the top network operator in the 5G era and strives to provide differentiated services to its customers. In particular, in order to expedite its customers’ realization of the benefits of 5G services, the Company is pursuing efficient coverage expansion through the establishment of “5G Clusters” focused on services, key commercial districts and business-to-business (“B2B”).

In order to strengthen its sales channels, the Company has been offering a variety of fixed-line and wireless telecommunication convergence products through its subsidiary, PS&Marketing Co., Ltd. (“PS&Marketing”). PS&Marketing provides differentiated service to customers through the establishment of new sales channels and product development. Through its subsidiaries Service Ace Co., Ltd. and Service Top Co., Ltd., the Company operates customer service centers in Seoul and provides telemarketing services. Additionally, SK O&S Co., Ltd. (“SK O&S”), the Company’s subsidiary responsible for the operation of the Company’s networks, including its 5G network, provides customers with quality network services and provides the Company with technological know-how in network operations.

The Company plans to increase its profitability by strengthening its retention policy, which is the fundamental basis of competitiveness for telecommunication companies in this data-intensive era. The Company will lead the information and communication technology (“ICT”) trend by providing products through which customers can have a distinctive experience and by providing innovative services to transition to service-based competition.

The Company plans to further utilize its big data analysis capabilities to seek momentum for growth in new business areas.

(2)	Fixed-line business

SK Broadband Co., Ltd. (“SK Broadband”) is engaged in providing telecommunications, broadcasting and new media services and various other services that are permitted to be carried out by SK Broadband under relevant regulations, as well as business activities that are directly or indirectly related to providing those services. In 1999, SK Broadband launched its high-speed Internet service in Seoul, Busan, Incheon and Ulsan and currently provides such services nationwide. SK Broadband also commercialized its TV-Portal service in July 2006 and its IPTV service in January 2009 upon receipt of permit in September 2008. In April 2019, SK Broadband decided to launch an integrated over-the-top (“OTT”) platform “wavve,” combining its OTT service “oksusu” with POOQ, an OTT service alliance of Korea’s three terrestrial broadcasters. SK Broadband is focusing on strengthening the competitiveness of the combined OTT service through an increased investment in content and thereby developing it into a key service in the 5G era. In addition, SK Broadband’s merger with Tbroad Co., Ltd. (“Tbroad”) obtained all requisite regulatory approvals in January 2020, and the merger became effective as of April 30, 2020.

(3)	Security business

In the field of security business, the Company has completed its converged security business portfolio ranging from physical security to information security through the acquisitions of new material subsidiaries ADT CAPS Co., Ltd. (“ADT CAPS”) and SK Infosec Co., Ltd. (“SK Infosec”). Due to a growing number of single-person households and increasing awareness for crime prevention, the security industry has been growing steadily in recent years. New markets for physical security have also been developing as a result of integrating cutting-edge ICT, such as big data, Internet of Things (“IoT”) and AI, and bio-recognition technologies. The domestic market size of the physical security industry expanded from Won 3.6 trillion in 2012 to Won 5.5 trillion in 2017 (at an average annual growth rate of 8.7%), and is expected to grow to Won 7.9 trillion (at an average annual growth rate of 7.5%) in 2022. The Company plans to expand its security business into one of its major business areas by leveraging such industry growth and synergies with its other ICT-based businesses.

(4)	Commerce business

The Company is a leading player in the Korean e-commerce industry through its material subsidiary Eleven Street Co., Ltd. (“Eleven Street”), which operates an e-commerce platform service that connects various sellers and purchasers through its online and mobile platforms. In addition, the Company continues to evolve into a commerce portal by providing differentiated shopping-related services covering shopping information, product search and purchases, relying on the strength of the Company’s core principles of innovation supported by its advanced technological capabilities, including artificial intelligence (“AI”)-based commerce search technology and customized recommendations based on big data analysis.

See “II.1. Business Overview” for more information.

E.	Credit Ratings

(1)	Corporate bonds and other long-term securities

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
April 12, 2017	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
April 12, 2017	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
April 12, 2017	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
April 12, 2017	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
April 12, 2017	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
April 12, 2017	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
October 30, 2017	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
October 30, 2017	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
October 30, 2017	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
February 5, 2018	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
February 5, 2018	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
February 6, 2018	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
April 10, 2018	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
April 11, 2018	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
April 16, 2018	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
May 29, 2018	Hybrid securities	AA+ (Stable)	Korea Ratings	Current rating
August 31, 2018	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
August 31, 2018	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
August 31, 2018	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
February 20, 2019	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
February 20, 2019	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
February 20, 2019	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
May 31, 2019	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
June 4, 2019	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
June 18, 2019	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
July 15, 2019	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
July 15, 2019	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
July 15, 2019	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
October 4, 2019	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
October 7, 2019	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
October 8, 2019	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
December 26, 2019	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
December 27, 2019	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
December 27, 2019	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating

*

Rating definition: “AAA” - The certainty of principal and interest payment is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

*	Rating definition: “AA” - The certainty of principal and interest payment is extremely high with very low investment risk, but has slightly inferior factors compared to “AAA” rating.

(2)	Commercial paper (“CP”) and short-term bonds

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
April 12, 2017	CP	A1	Korea Ratings	Current rating
April 12, 2017	CP	A1	Korea Investors Service, Inc.	Current rating
April 12, 2017	CP	A1	NICE Investors Service Co., Ltd.	Current rating

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
April 12, 2017	Short-term bond	A1	Korea Ratings	Current rating
April 12, 2017	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
April 12, 2017	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
October 30, 2017	CP	A1	Korea Ratings	Regular rating
October 30, 2017	CP	A1	Korea Investors Service, Inc.	Regular rating
October 30, 2017	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
October 30, 2017	Short-term bond	A1	Korea Ratings	Regular rating
October 30, 2017	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating
October 30, 2017	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating
April 10, 2018	CP	A1	Korea Investors Service, Inc.	Current rating
April 10, 2018	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
April 11, 2018	CP	A1	Korea Ratings	Current rating
April 11, 2018	Short-term bond	A1	Korea Ratings	Current rating
April 16, 2018	CP	A1	NICE Investors Service Co., Ltd.	Current rating
April 16, 2018	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
August 31, 2018	CP	A1	Korea Ratings	Regular rating
August 31, 2018	CP	A1	Korea Investors Service, Inc.	Regular rating
August 31, 2018	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
August 31, 2018	Short-term bond	A1	Korea Ratings	Regular rating
August 31, 2018	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating
August 31, 2018	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating
May 31, 2019	CP	A1	Korea Ratings	Current rating
May 31, 2019	Short-term bond	A1	Korea Ratings	Current rating
June 4, 2019	CP	A1	NICE Investors Service Co., Ltd.	Current rating
June 4, 2019	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
June 18, 2019	CP	A1	Korea Investors Service, Inc.	Current rating
June 18, 2019	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
October 4, 2019	CP	A1	Korea Ratings	Regular rating
October 4, 2019	Short-term bond	A1	Korea Ratings	Regular rating
October 7, 2019	CP	A1	Korea Investors Service, Inc.	Regular rating
October 7, 2019	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating
October 8, 2019	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
October 8, 2019	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating

*

Rating definition: “A1” - Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

(3)	International credit ratings

Date of credit rating	Subject of rating	Credit rating of securities	Credit rating agency	Rating type
October 23, 2017	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating
April 8, 2018	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Current rating
April 9, 2018	Bonds denominated in foreign currency	A3 (Stable)	Moody’s Investors Service	Current rating
May 8, 2018	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Regular rating
May 10, 2018	Bonds denominated in foreign currency	A3 (Negative)	Moody’s Investors Service	Regular rating
October 15, 2018	Bonds denominated in foreign currency	A- (Negative)	Fitch Ratings	Regular rating
March 6, 2019	Bonds denominated in foreign currency	A- (Negative)	S&P Global Ratings	Regular rating
May 30, 2019	Bonds denominated in foreign currency	A3 (Negative)	Moody’s Investors Service	Regular rating
October 14, 2019	Bonds denominated in foreign currency	A- (Negative)	Fitch Ratings	Regular rating

(4)	Listing (registration or designation) of Company’s shares and special listing status

Listing (registration or designation) of stock	Date of listing (registration or designation)	Special listing	Special listing and applicable regulations
KOSPI Market of Korea Exchange	November 7, 1989	Not applicable	Not applicable

2.    Company History

March 1984: Establishment of Korea Mobile Telecommunications Co., Ltd.

November 1989: Listing on the KOSPI Market of the Korea Exchange

March 1997: Change of name to SK Telecom Co., Ltd.

March 2008: Acquisition of Hanaro Telecom (the predecessor entity of SK Broadband)

October 2011: Spin-off of SK Planet Co., Ltd. (“SK Planet”)

June 2015: Comprehensive exchange of shares of SK Broadband

April 2016: Spin-off and merger of the location-based services business and the mobile phone verification services business of SK Planet

December 2017: Comprehensive exchange of shares of SK Telink Co., Ltd. (“SK Telink”)

December 2018: Comprehensive exchange of shares of SK Infosec

A.	Location of Headquarters

•	22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)

•	16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)

•	267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)

•	99 Seorin-dong, Jongro-gu, Seoul (December 20, 1999)

•	65 Euljiro, Jung-gu, Seoul (December 13, 2004)

B.	Significant Changes in Management

At the 31st General Meeting of Shareholders held on March 20, 2015, Dong Hyun Jang was elected as an inside director. At the 32nd General Meeting of Shareholders held on March 18, 2016, Dae Sik Cho was re-elected as an inside director and Dae Shick Oh was re-elected as an independent director and member of the audit committee of the Company’s board of directors (the “Board of Directors”). At the 33rd General Meeting of Shareholders held on March 24, 2017, Jung Ho Park was elected as an inside director and Dae Sik Cho was elected as a non-executive director. Jae Hoon Lee and Jae Hyeon Ahn were re-elected as independent directors and members of the audit committee and Jung Ho Ahn was elected as an independent director. At the 34th General Meeting of Shareholders held on March 21, 2018, Young Sang Ryu was elected as an inside director and Youngmin Yoon was elected as an independent director and member of the audit committee of the Board of Directors. At the 35th General Meeting of Shareholders held on March 26, 2019, Seok-Dong Kim was elected as an independent director and member of the audit committee of the Board of Directors. At the 36th General Meeting of Shareholders held on March 26, 2020, Jung Ho Park was re-elected as an inside director, Dae Sik Cho was re-elected as a non-executive director, Jung Ho Ahn was re-elected as an independent director and member of the audit committee of the Board of Directors, Yong-Hak Kim was newly elected as an independent director and member of the audit committee and Junmo Kim was newly elected as an independent director.

C.	Change in Company Name

On January 2, 2017, SK M&Service Co., Ltd. (“SK M&Service”), one of the Company’s subsidiaries, changed its name to SK M&Service Co., Ltd. from M&Service Co., Ltd. in accordance with a resolution at its general meeting of shareholders on December 26, 2016.

On October 23, 2018, Life & Security Holdings Co., Ltd. (“Life & Security Holdings”), one of the Company’s subsidiaries, changed its name to Life & Security Holdings Co., Ltd., from Siren Holdings Korea Co., Ltd., in accordance with a resolution at its extraordinary meeting of shareholders.

On March 28, 2019, Iriver Ltd., one of the Company’s subsidiaries, changed its name to Dreamus Company in accordance with a resolution at its general meeting of shareholders.

On April 17, 2019, Network O&S Co., Ltd., one of the Company’s subsidiaries, changed its name to SK O&S Co., Ltd. pursuant to a resolution at its extraordinary meeting of shareholders.

D.	Mergers, Acquisitions and Restructuring

(1)	Disposition of a portion of KEB Hana Card shares

On April 3, 2015, the Company sold 27,725,264 shares (10.4% out of the 25.4% equity interest the Company held prior to the sale) of KEB Hana Card Co., Ltd. to Hana Financial Group in cash. With the proceeds of such sale (Won 180 billion), the Company acquired equity interests in Hana Financial Group on April 17, 2015 through participation in a rights offering by Hana Financial Group. The Company plans to maintain its strategic alliance and pursue opportunities to create synergies with, Hana Financial Group.

(2)	Comprehensive share exchange of SK Broadband

On March 20, 2015, the Board of Directors resolved to approve a share exchange transaction through which the Company acquired all of the shares of SK Broadband that it did not otherwise own in exchange for its treasury shares such that SK Broadband became a wholly-owned subsidiary of the Company.

•	Share exchange ratio: Shareholders of one common share of SK Broadband were allotted 0.0168936 common shares of SK Telecom

•	Shares exchanged: 2,471,883 registered common shares of SK Telecom

•	Date of share exchange agreement: March 23, 2015

•	Record date: April 6, 2015

•	Announcement date for the proceeding of the share exchange as a small-scale share swap: April 6, 2015

•	Meeting of the Board of Directors for approval of the share exchange: May 6, 2015

•	Date of the share exchange: June 9, 2015

(3) Establishment of Entrix Co., Ltd. (“Entrix”)

In July 2015, SK Planet spun off its cloud streaming division and established Entrix. The Company exchanged 1,300,000 shares of SK Planet for 1,300,000 shares of Entrix at the time of the spin-off and later acquired an additional 2,857,000 shares by participating in the recapitalization.

(4) Additional capital raise by NanoEnTek Inc.

In 2015, the Company acquired 1,090,155 shares through the additional capital raise by NanoEnTek Inc.

(5) Reclassification of Packet One Networks’ accounts

In 2015, the Company reclassified its investments in Packet One from investments in associates and joint ventures to assets classified as held for sale as the Company no longer had significant control over Packet One. The difference between the book value and the fair value of Won 37.4 billion at the time of reclassification was recognized as impairment loss.

(6) Acquisition of shares of SK Communications Co., Ltd. (“SK Communications”)

On October 1, 2015, the Company became the largest shareholder of SK Communications with a 64.54% equity interest through dividends in kind from SK Planet of 26,523,815 shares and the purchase of 1,506,130 shares over-the-counter.

(7) Acquisition of shares of CJ HelloVision Co., Ltd. (“CJ HelloVision”)

On November 2, 2015, the Board of Directors resolved to approve the acquisition of CJ HelloVision’s shares from CJ O Shopping Co., Ltd. (“CJ O Shopping”) and on the same day, entered into a share purchase agreement with CJ O Shopping. In addition, on November 2, 2015, SK Broadband’s board of directors resolved to approve the merger of SK Broadband with CJ HelloVision and on the same day, entered into a merger agreement with CJ HelloVision and the closing of the merger was conditioned upon receipt of regulatory approval from relevant authorities. On July 25, 2016, the Company notified CJ O Shopping of the termination of the share purchase agreement and SK Broadband notified CJ HelloVision of the termination of the merger agreement, as the Korea Fair Trade Commission on July 18, 2016 denied approval of the proposed merger, which was a closing condition to the consummation of the merger.

(8) Tender offer of shares of CJ HelloVision

From November 2, 2015 to November 23, 2015, the Company purchased 6,671,933 shares of CJ HelloVision in a tender offer for up to 10,000,000 shares, paying Won 12,000 per share. Through this tender offer, the Company acquired an 8.61% equity interest in CJ HelloVision.

(9) Establishment of SK TechX Co., Ltd. and Onestore

In March 2016, SK Planet spun off its platform business and T Store business and established SK TechX Co., Ltd. (“SK TechX”) and Onestore. The Company exchanged 12,323,905 shares of SK Planet for 6,323,905 shares of SK TechX and 6,000,000 shares of Onestore at the time of the spin-off. The Company later acquired an additional 4,409,600 shares of Onestore at a purchase price of Won 22 billion by participating in the follow-on rights offering. The Company did not participate in the subsequent follow-on rights offering and as of March 31, 2020, the Company had a 52.7% interest in Onestore.

(10) Spin-off and merger of SK Planet’s location-based services business and mobile phone verification services business

Through the merger of SK Planet’s location-based services business and mobile phone verification services business into SK Telecom, the Company seeks to provide a solid base for continued growth, especially in the next generation platform business, and SK Planet plans to further concentrate its resources on its commerce business. The spin-off and merger was effective as of April 5, 2016 and was registered as of April 7, 2016. SK Planet is a wholly-owned subsidiary of the Company, and as the Company did not issue any new shares in connection with the merger, there was no change in the share ownership of the Company.

(11) Establishment of Hana-SK Fintech Corporation

In order to provide an everyday finance platform, the Company entered into a joint venture agreement with Hana Financial Group, in accordance with the resolution of the Board of Directors on July 28, 2016. Combining the Company’s leading mobile technology and big data analysis capabilities with Hana Financial Group’s financial service, Hana-SK Fintech Corporation plans to provide innovative mobile financial services such as mobile asset management, easy payment and overseas wire transfer services. SK Telecom holds a 49% equity stake in the joint venture, and Hana Financial Group holds the remaining 51%. Service of the everyday finance platform Finnq officially launched in the third quarter of 2017.

(12) Capital contribution of shares of NSOK Co., Ltd. (“NSOK”) for new shares of SK Telink

On October 25, 2016, the Company made a capital contribution of all shares of NSOK owned by the Company to SK Telink in exchange for 219,967 newly issued shares of SK Telink, which resulted in an increase of the Company’s equity interest in SK Telink to 85.86%.

(13) Acquisition of shares of SM Mobile Communications

In October 2016, the Company transferred the media platform businesses Hotzil and 5Ducks to SM Mobile Communications in exchange for 1,200,000 shares of SM Mobile Communications. As a result, the Company owned a 46.2% equity interest in SM Mobile Communications as of March 31, 2020.

(14) Exchange of shares of SK Communications

On November 24, 2016, the Board of Directors resolved to approve the payment of cash consideration in lieu of the issuance of shares of the Company in a comprehensive exchange of shares of SK Communications. The amount of cash consideration was based on a share exchange ratio of one common share of the Company to 0.0125970 common share of SK Communications. In February 2017, SK Communications became a wholly-owned subsidiary of the Company.

(15) Acquisition of shares of Iriver

The Company acquired 4,699,248 shares of Iriver at a purchase price of Won 5,320 in connection with a capital contribution. The Company’s equity interest in Iriver following the acquisition is 45.9%. See “Report on Important Business Matters (Decision on Capital Increase)” filed on July 17, 2017 by Iriver for more information.

(16) Acquisition of newly issued shares of SK China Company Limited (“SK China”)

On July 28, 2017, the Company acquired newly issued shares of SK China to find investment opportunities in ICT and other promising areas of growth in China. In exchange for newly issued shares of SK China, the Company contributed its full equity interest in each of SKY Property Management Limited (“SKY”) and SK Industrial Development China Co., Ltd. (“SK IDC”) as well as cash, equal to the following amounts: 1) SKY stock: USD 276,443,440.64, 2) SK IDC stock: USD 108,072,007.67 and 3) Cash: USD 100,000,000.00. As a result of the acquisition, the Company holds 10,928,921 shares and a 27.27% of equity interest in SK China. See “Report on Decision on Acquisition of SK China Shares” filed by the Company on July 28, 2017 for more information about this transaction.

(17) Exchange of shares of SK Telink

On September 28, 2017, the Company disclosed a resolution approving the payment of cash consideration in lieu of the issuance of shares of SK Telecom in an exchange of shares of SK Telink. The amount of cash consideration was based on a share exchange ratio of 1:1.0687714. The exchange was completed on December 14, 2017, upon which exchange SK Telink became a wholly-owned subsidiary of the Company.

(18) Acquisition of shares of FSK L&S Co., Ltd.

On February 6, 2016, the Company acquired 2,415,750 shares of FSK L&S Co., Ltd. at a purchase price of Won 17.8 billion from SK Holdings Co., Ltd. (“SK Holdings”) to utilize its logistics sharing infrastructure with its counterparties and pursue new business opportunities. As a result of the acquisition, the Company had a 60% equity interest in FSK L&S Co., Ltd.

(19) Acquisition of shares of id Quantique SA

In order to increase the value of the Company by enhancing its position as the top mobile network operator (“MNO”) through utilizing quantum cryptography and by generating returns from its global business, the Company acquired an additional 41,157,506 shares of id Quantique SA on April 30, 2018. As a result, the Company owns a total of 58.1% of the issued and outstanding shares (44,157,506 shares), and has acquired control, of id Quantique SA.

(20) Acquisition of shares of Siren Holdings Korea Co., Ltd.

The Company acquired shares of Siren Holdings Korea Co., Ltd. (“SHK”), which wholly owns ADT CAPS, in order to strengthen its security business and expand its residential customer base. See “Report on Decision on Acquisition of Shares of Siren Holdings Korea Co., Ltd.” filed on May 8, 2018 for more information.

*

Siren Investments Korea Co., Ltd. merged with and into SHK with SHK as the surviving entity, following which CAPSTEC Co., Ltd. (“CAPSTEC”) and ADT SECURITY Co., Ltd. (“ADT SECURITY”), which were subsidiaries of ADT CAPS, became subsidiaries of SHK.

*	SHK changed its name to Life & Security Holdings Co., Ltd. in accordance with a resolution at its extraordinary meeting of shareholders on October 23, 2018.

(21) Capital increase of Iriver

On July 26, 2018, the board of directors of Iriver, a subsidiary of the Company, resolved to approve a capital increase of Won 70,000 million through third-party allotment and subsequently issued 7,990,867 common shares. The Company participated in the capital increase and paid Won 65,000 million to subscribe 7,420,091 common shares of Iriver on August 10, 2018, resulting in an increase of the Company’s ownership interest from 45.9% to 53.7%.

(22) Exchange of shares of SK Infosec

On October 26, 2018, the Company announced the decision of the Board of Directors to approve the comprehensive exchange of shares of SK Infosec for shares of the Company. The share exchange ratio was one common share of the Company to 0.0997678 common share of SK Infosec. The share exchange was completed on December 27, 2018, upon which SK Infosec became a wholly-owned subsidiary of the Company.

(23) Acquisition of shares of SK stoa Co., Ltd. (“SK Stoa”)

On April 25, 2019, the Board of Directors resolved to acquire the 100% equity interest in SK Stoa owned by SK Broadband, a subsidiary of the Company, in order to expand its T-commerce business and maximize synergies with other ICT businesses of the Company. On January 3, 2020, the Company acquired 3,631,355 shares of SK Stoa after obtaining governmental approvals.

(24) Acquisition of shares of Tbroad Nowon Broadcasting Co., Ltd. (“Tbroad Nowon”)

On April 26, 2019, the Board of Directors resolved to acquire shares of Tbroad Nowon to enhance the Company’s competitiveness in the media business pursuant to a share purchase agreement with Tbroad Nowon’s largest shareholder, Tbroad. The Company acquired a 55.00% equity interest, or 627,000 shares, of Tbroad Nowon at a purchase price of Won 10.4 billion. See the report on “Amendment Regarding Decision on Acquisition of Tbroad Nowon” filed by the Company on January 28, 2020 for more information.

(25) Disposal of shares of SMC and Shopkick

On June 11, 2019, SKP America, a subsidiary of the Company, disposed of its 100% equity interest in SMC and SMC’s wholly-owned subsidiary Shopkick.

(26) Acquisition of shares of Incross Co., Ltd. (“Incross”)

On June 28, 2019, the Company acquired 2,786,455 shares of Incross in order to strengthen its digital advertising business. The Company’s equity interest in Incross following the acquisition is 34.6%. See the report on “Decision on Acquisition of Shares of Incross” filed by the Company on April 11, 2019, as amended on June 3, 2019 for more information.

(27) Capital increase of Content Alliance Platform Inc. (“Content Alliance Platform”)

The Company participated in a capital increase by Content Alliance Platform in the amount of Won 90 billion through third-party allotment in order to provide innovative media services and contents to customers and to enhance its competitiveness as a differentiated mobile OTT platform. See the report on “Participation in Capital Increase by Content Alliance Platform” filed by the Company on April 5, 2019, as amended on June 28, 2019.

(28) Acquisition of newly-issued shares of Kakao Corp. (“Kakao”)

In order to pursue a strategic alliance with Kakao, the Company acquired newly-issued common shares of Kakao in the aggregate amount of approximately Won 300 billion through third-party allotment. Kakao acquired treasury shares of the Company. See the report on “Results of Disposal of Treasury Shares” filed by the Company on November 5, 2019 for more information.

[SK Broadband]

(1) Establishment of a subsidiary

On May 23, 2017, SK Broadband’s board of directors resolved to approve the establishment of a subsidiary. On June 5, 2017, SK Broadband established Home & Service Co., Ltd. (“Home & Service”), a subsidiary responsible for the management of customer service operations. Home & Service was incorporated by SK Broadband under the Korean Commercial Code. The subsidiary was capitalized at Won 46 billion and the Korea Fair Trade Commission approved the subsidiary’s incorporation as an SK affiliate on July 1, 2017.

(2) Spin-off

On August 16, 2017, SK Broadband’s board of directors resolved to approve the spin-off of its T-commerce subsidiary through a spin-off and subsequent establishment of a subsidiary pursuant to Article 530-2 and 530-12 of the Korean Commercial Code, with both companies from the simple vertical spin-off remaining as existing companies. The spin-off was effective as of December 1, 2017, and the subsidiary was capitalized at Won 15 billion, with SK Broadband holding a 100% equity interest. The Korea Fair Trade Commission approved the subsidiary’s incorporation as an SK affiliate on January 1, 2018.

(3) Transfer of business

On April 5, 2019, SK Broadband’s board of directors resolved to approve an agreement for the transfer of its OTT service, oksusu, to Content Alliance Platform (POOQ), a joint venture among KBS, MBC and SBS. The transaction was completed on September 18, 2019.

(4) Transfer of subsidiary shares

On April 24, 2019, SK Broadband’s board of directors approved the transfer of its 100% equity interest (3,631,355 shares) in SK Stoa, a subsidiary of SK Broadband, to SK Telecom. On December 30, 2019, the Ministry of Science and ICT (“MSIT”) approved the change in the largest capital contributor, and the transaction was completed on January 3, 2020.

(5) Merger of Tbroad, Tbroad Dongdaemun Broadcasting Co., Ltd. (“Tbroad Dongdaemun”) and Korea Digital Cable Media Center (“KDMC”) with and into SK Broadband

On April 26, 2019, SK Broadband’s board of directors resolved to enter into a merger agreement pursuant to which Tbroad, Tbroad Dongdaemun and KDMC will merge with and into SK Broadband. On January 23, 2020, the parties entered into an amendment to the merger agreement due to changes in the merger timeline, and on March 26, 2020, the entry into the merger agreement was approved as proposed at the extraordinary general meeting of shareholders. The merger was completed as of April 30, 2020.

[SK Telink]

(1) Acquisition of shares of NSOK

In accordance with the resolution of its board of directors on September 22, 2016, SK Telink received a capital contribution of 408,435 shares (an 83.9% equity interest) of NSOK owned by SK Telecom. On October 25, 2016, SK Telink acquired the remaining 78,200 outstanding shares (a 16.1% equity interest) of NSOK, pursuant to which NSOK became a wholly-owned subsidiary of SK Telink.

In accordance with the resolution of its board of directors on April 12, 2017, SK Telink acquired 525,824 additional shares of NSOK pursuant to a rights offering for an aggregate amount of Won 40.0 billion (or Won 76,071 per share), resulting in SK Telink’s ownership of 1,012,459 shares (a 100% equity interest) of NSOK.

(2) Comprehensive exchange of shares

On September 28, 2017, SK Telink’s board of directors approved a comprehensive exchange of shares with SK Telecom, pursuant to which SK Telecom would acquire SK Telink’s remaining outstanding shares for cash consideration in lieu of issuance of shares of SK Telecom. The share exchange agreement was subsequently approved at the extraordinary general meeting of shareholders held on November 9, 2017.

Following the exchange, there were no changes to SK Telecom’s share ownership interest level or to management structure, and SK Telecom and SK Telink will remain as corporate entities. SK Telink became a wholly-owned subsidiary of SK Telecom and remains as an unlisted corporation, while SK Telecom remains as a listed corporation.

(3) Disposal of NSOK shares

Pursuant to the resolution of its board of directors on October 8, 2018, SK Telink entered into an agreement to sell 1,012,459 shares of NSOK (representing a 100.00% equity interest) to Life & Security Holdings. The date of sale was October 10, 2018, and the sale consideration amount was Won 100 billion. See “Report on Disposal of Shares of Related Party” filed on October 8, 2018 by SK Telink for more information about this transaction.

[Life & Security Holdings]

(1) Spin-off and merger of certain businesses of ADT CAPS

On May 18, 2018, in order to seek a more efficient corporate structure through reorganization, Life & Security Holdings spun off ADT CAPS’ holding company business (i.e., the business of controlling its subsidiaries CAPSTEC and ADT SECURITY through the ownership of shares of these subsidiaries) from ADT CAPS and merged it with and into Life & Security Holdings, with Life & Security Holdings and ADT CAPS surviving these transactions.

[ADT CAPS]

(1) Merger of NSOK

Pursuant to resolutions of the board of directors on October 8, 2018 and the general meeting of shareholders on October 23, 2018, ADT CAPS merged NSOK with and into itself effective as of December 1, 2018 to seek new sources of growth, taking into account the growth potential of the physical security market.

(2) Merger of ADT SECURITY

Pursuant to resolutions of the board of directors on November 14, 2019 and the general meeting of shareholders on November 29, 2019, ADT CAPS completed the merger of ADT SECURITY with and into itself effective as of January 1, 2020 to enhance management efficiency.

[Eleven Street]

(1) Establishment of Eleven Street

On July 31, 2018, the board of directors of SK Planet resolved to spin off its 11st business division (including Scinic, Gifticon and 11Pay) into a newly established company, Eleven Street, effective as of September 1, 2018. In the spin-off, newly issued shares of the spun-off company were allocated in proportion to the equity interest of the shareholders as of the date of such allocation, at a ratio of 0.14344419 newly issued share for 1 share of SK Planet (8,383,931 common shares).

(2) Capital increase of Eleven Street

Pursuant to the resolution of the board of directors on September 7, 2018, Eleven Street issued new shares through a third-party allotment in order to increase its capital, allocating all such new shares to Nile Holdings Co., Ltd. The payment date was September 28, 2018. After the capital increase, SK Telecom holds a 80.26% interest in Eleven Street. See “Report on Decision on Capital Increase of Eleven Street Co., Ltd.” filed by the Company on September 7, 2018 for more information.

(3) Acquisition of shares of Hello Nature Co., Ltd. (“Hello Nature”)

On October 10, 2018, Eleven Street acquired 281,908 shares of Hello Nature, a fresh food delivery service provider, from SK Planet for Won 29.9 billion. As a result of this acquisition, Eleven Street owns a 49.90% interest in Hello Nature.

(4) Acquisition of shares of KOREACENTER Co., Ltd. (“KOREACENTER”)

Pursuant to the resolution of the board of directors on December 26, 2018, Eleven Street acquired 578,521 shares owned by the shareholders of KOREACENTER (Gi Rok Kim and three other individuals) and 578,521 newly issued shares of KOREACENTER, for a total consideration of Won 27.5 billion, in order to form a strategic alliance and promote its commerce services and global business.

(5) Share repurchase

Pursuant to the resolution at its general shareholders’ meeting held on March 26, 2019 approving a share repurchase and the resolution of its board of directors held on April 26, 2019 approving the terms of such repurchase, Eleven Street repurchased 158,429 units of its own shares from SK Planet for Won 42.5 billion and 203 units of its own shares from certain other shareholders (Young-hoon Jeon and four others) for Won 50 million, effective as of August 30, 2019, in order to enhance the value of its shares. As a result of this repurchase, Eleven Street owns 1.55% of its total shares issued as treasury shares.

[SK Infosec]

(1) Merger of Bizen Co., Ltd. (“Bizen”)

Pursuant to a resolution of its board of directors on November 28, 2014, SK Infosec decided to merge Bizen with and into itself, with SK Infosec as the surviving entity, effective as of January 20, 2015, in order to strengthen its competitiveness through the creation of business synergies. The merger was completed based on a merger ratio of 1:0.0797984.

(2) Comprehensive exchange of shares

On October 25, 2018, the board of directors of SK Infosec resolved to enter into a share exchange agreement with SK Telecom pursuant to which the shareholders of record of SK Infosec would be allotted 0.00997678 treasury share of SK Telecom in exchange for one common share of SK Infosec on December 27, 2018, after which SK Infosec would become a wholly-owned subsidiary of SK Telecom. The share exchange agreement was executed on November 26, 2018 and the comprehensive share exchange was completed on December 27, 2018.

[SK Planet]

Effective as of March 1, 2016, SK Planet spun off its platform business and T Store business in order to enhance the competitiveness of each business for future growth.

Effective as of April 5, 2016, SK Planet spun off its location-based services business and mobile phone verification services business and merged them into the Company in order to further concentrate its resources on its commerce business.

On May 29, 2017, the board of directors of SK Planet resolved to transfer the operations and assets related to its BENEPIA business for Won 7.5 billion to SK M&Service as of July 1, 2017.

On July 17, 2017, the board of directors of SK Planet resolved to (1) spin-off SK Planet’s advertising agency business as a newly established company, SM Contents & Communications, in order to strengthen the competitiveness of the business for future growth, which spin-off was effective as of October 1, 2017 and (2) sell 100% of its shares of SM Contents & Communications to SM Culture & Contents Co., Ltd. to further concentrate business capabilities and efficiently allocate management resources. The closing date of the sale transaction was October 24, 2017.

On June 19, 2018, the board of directors of SK Planet resolved to spin off its 11st business (including Scinic, Gifticon and 11Pay) into a newly established company, effective as of September 1, 2018, in order to enhance the level of specialization and competitiveness of its businesses by strengthening their core competencies and obtain further growth potential of the businesses. See the “Report on Decision on Spin-off of SK Planet’s 11st Business” filed on June 19, 2018 for more information.

On June 19, 2018, the board of directors of SK Planet resolved to merge SK TechX with and into SK Planet, effective as of September 1, 2018, with a merger ratio between SK Planet and SK TechX of 1:3.0504171, in order to enhance management efficiency and create synergies. See the “Report on Decision on Merger of SK TechX into SK Planet” filed on June 19, 2018 for more information.

SK Planet decided to reduce the par value of its shares from Won 500 to Won 150 to improve its financial structure through coverage of losses. The capital reduction is effective as of April 27, 2020.

[SK M&Service]

(1) Acquisition of SK Planet’s BENEPIA business

Pursuant to the resolutions of its board of directors and its extraordinary shareholders meeting held on May 29, 2017, SK M&Service decided to acquire SK Planet’s BENEPIA business (including agency service for the Flexible Benefit Plan and related tangible and intangible assets, goodwill, systems, etc.) for Won 7.5 billion on July 1, 2017.

[Dreamus Company]

(1) Merger with Iriver CS Co., Ltd. (“Iriver CS”)

Pursuant to the resolution of its board of directors on November 18, 2014, Dreamus Company merged Iriver CS, a subsidiary of the Company, with and into itself on January 31, 2015, with the purpose of enhancing competitiveness through management rationalization and maximization of synergy. The merger was completed based on a merger ratio of 1:0 with no capital increase. The merger and merger registration were completed on January 31, 2015 and February 2, 2015, respectively. Since this merger qualified as a small-scale merger, the approval of the merger by a resolution of the board of directors substituted for the approval by a general meeting of shareholders.

(2) Acquisition of shares of S.M. Life Design Company Japan Inc.

Pursuant to the resolution of its board of directors on July 17, 2017, Dreamus Company approved a contract to acquire a total of 1,000,000 shares of S.M. Life Design Company Japan Inc. (a 100% equity interest) from S.M. Entertainment Japan Co., Ltd. with the purposes of entering foreign markets and maximizing business synergy. Dreamus Company acquired control of S.M. Life Design Company Japan Inc. upon its completion of payment for the shares on September 1, 2017.

(3) Merger of S.M. Mobile Communications JAPAN Inc.

Pursuant to the resolution of its board of directors on July 17, 2017, Dreamus Company decided to merge with S.M. Mobile Communications JAPAN Inc., a contents and information distribution company, with the purpose of reinforcing its contents based device business and enhancing managerial efficiency. As of October 1, 2017, Dreamus Company merged S.M. Mobile Communications JAPAN Inc. into it with a merger ratio of 1:1.6041745, based on which Dreamus Company issued 4,170,852 new common shares.

(4) Acquisition of important assets (Supply and distribution rights for music and digital contents)

On February 28, 2018, Dreamus Company entered into an agreement with S.M. Entertainment Co., Ltd. to acquire supply and distribution rights for music and digital contents of S.M. Entertainment Co., Ltd., JYP Entertainment Corporation and Big Hit Entertainment. Through this arrangement, the Company plans to increase sales by entering the music and sound recording industries and to create synergies through strategic alliances.

(5) Merger between subsidiaries

In order to achieve management efficiency and maximize organizational operation synergies, groovers Japan Co., Ltd. and SM Mobile Communications Japan Inc., each of which was a Japanese subsidiary of Dreamus Company, completed their merger with groovers Japan Co., Ltd. as the surviving entity, effective as of July 1, 2018.

(6) Investment in groovers Inc. (“Groovers”)

On July 26, 2018, the board of directors of Dreamus Company resolved to make an equity investment of Won 11,000 million (2,200,000 common shares) in Groovers for the purposes of providing operating funds to improve its financial structure and pursue new businesses. Payment was completed on July 27, 2018, and the Company’s ownership interest after such equity investment is 100%.

(7) Transfer of Music Mate business between Groovers and SK TechX

On August 31, 2018, pursuant to the resolutions of its board of directors and the extraordinary meeting of shareholders, each of which was held on June 28, 2018, Groovers acquired all properties, assets and rights related to the Music Mate streaming service from SK TechX for Won 3,570 million.

(8) Merger of Groovers

Pursuant to the resolution of its board of directors on December 26, 2018, Dreamus Company merged Groovers, a provider of music, contents and other services, with and into itself on March 1, 2019, in order to seek synergies by integrating management resources and enhance management efficiency. The merger was completed based on a merger ratio of 1:0 with no capital increase. The merger and merger registration were completed on March 1, 2019 and March 5, 2019, respectively. Since this merger qualified as a small-scale merger, the approval of the merger by a resolution of the board of directors substituted for the approval by a general meeting of shareholders.

(9) Disposal of shares of Iriver Inc.

Pursuant to the resolution of its board of directors on July 18, 2019, Dreamus Company disposed of all of its shares in Iriver Inc., effective as of September 1, 2019, with the goal of achieving sustainable growth of its device business by improving its financial structure and profitability and maintaining its business expertise and continuity of operations.

(10) Merger between subsidiaries

In order to achieve management efficiency and maximize organizational operation synergies, Life Design Company Inc. and groovers Japan Co., Ltd., each of which is a Japanese subsidiary of Dreamus Company, completed their merger with Life Design Company Inc. as the surviving entity, effective as of December 15, 2019.

[Incross]

(1) Spin-off of Infra Communications Co., Ltd. (“Infra Communications”)

Effective as of August 1, 2017, Incross spun off its business related to the operation agency service of the integrated mobile application marketplace “Onestore” into a newly established company, Infra Communications, in order to strengthen the expertise and enhance management efficiency of each of its businesses, to respond effectively to the external environment by re-investing the value generated from each business into such business, and to grow and develop such business through strategic and efficient allocation of management resources.

(2) Transfer of mobile advertising network business

Effective as of April 1, 2017, Incross acquired SK Planet’s mobile advertising network business, “Syrup Ad.”

(3) Transfer of media representative business

Effective as of March 17, 2020, Incross acquired SK Stoa’s advertisement media agency and advertising agency businesses.

3.    Total Number of Shares

A.	Total Number of Shares

(As of March 31, 2020)		(Unit: in shares)
Classification	Share type			Remarks
	Common shares	Preferred shares	Total
I. Total number of authorized shares	220,000,000	—	220,000,000	—
II. Total number of shares issued to date	89,278,946	—	89,278,946	—
III. Total number of shares retired to date	8,533,235	—	8,533,235	—
a. reduction of capital	—	—	—	—
b. retirement with profit	8,533,235	—	8,533,235	—
c. redemption of redeemable shares	—	—	—	—
d. others	—	—	—	—
IV. Total number of shares (II-III)	80,745,711	—	80,745,711	—
V. Number of treasury shares	7,609,263	—	7,609,263	—
VI. Number of shares outstanding (IV-V)	73,136,448	—	73,136,448	—

B.	Treasury Shares

There were no acquisitions and dispositions of treasury shares during the reporting period.

4.    Status of Voting Rights

(As of March 31, 2020)	(Unit: in shares)

Classification		Number of shares	Remarks
Total shares (A)	Common share	80,745,711	—
	Preferred share	—	—
Number of shares without voting rights (B)	Common share	7,609,263	Treasury shares
	Preferred share	—	—
Shares without voting rights pursuant to the Company’s articles of incorporation (the “Articles of Incorporation”) (C)	Common share	—	—
	Preferred share	—	—
Shares with restricted voting rights pursuant to Korean law (D)	Common share	—	—
	Preferred share	—	—
Shares with reestablished voting rights (E)	Common share	—	—
	Preferred share	—	—
The number of shares with exercisable voting right s (F = A - B - C - D + E)	Common share	73,136,448	—
	Preferred share	—	—

5.    Dividends and Others

A.	Dividends

(1)	Distribution of cash dividends was approved during the 33rd General Meeting of Shareholders held on March 24, 2017.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

(2)	Distribution of interim dividends of Won 1,000 was approved during the 404th Board of Directors’ Meeting on July 28, 2017.

(3)	Distribution of cash dividends was approved during the 34th General Meeting of Shareholders held on March 21, 2018.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

(4)	Distribution of interim dividends of Won 1,000 was approved during the 416th Board of Directors’ Meeting on July 26, 2018.

(5)	Distribution of cash dividends was approved during the 35th General Meeting of Shareholders held on March 26, 2019.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

(6)	Distribution of interim dividends of Won 1,000 was approved during the 426th Board of Directors’ Meeting on July 25, 2019.

(7)	Distribution of cash dividends was approved during the 36th General Meeting of Shareholders held on March 26, 2020.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

B.	Dividends for the Last Three Fiscal Years

	(Unit: in millions of Won, except per share data and percentages)
Classification		As of and for the three months ended March 31, 2020	As of and for the year ended December 31, 2019	As of and for the year ended December 31, 2018
Par value per share (Won)		500	500	500
(Consolidated) Net income		309,440	889,907	3,127,887
Net income per share (Won)		4,181	12,144	44,066
Total cash dividend		—	730,098	717,438
Total stock dividends		—	—	—
(Consolidated) Percentage of cash dividend to available income (%)		—	82.0	22.9
Cash dividend yield ratio (%)	Common shares	—	3.7	3.6
	Preferred shares	—	—	—
Stock dividend yield ratio (%)	Common shares	—	—	—
	Preferred shares	—	—	—
Cash dividend per share (Won)	Common shares	—	10,000	10,000
	Preferred shares	—	—	—
Stock dividend per share (share)	Common shares	—	—	—
	Preferred shares	—	—	—

*

The total amount of cash dividends was calculated by adding the total amount of cash dividends resolved at the general meeting of shareholders for the relevant fiscal year and any quarterly cash dividends paid during such fiscal year (including the interim dividends of Won 1,000 per share) in accordance with applicable disclosure requirements.

II.	BUSINESS

1.    Business Overview

Each company in the consolidated entity is a separate legal entity providing independent services and products. The business is primarily separated into (1) the wireless business consisting of cellular voice, wireless data and wireless Internet services, (2) the fixed-line business consisting of fixed-line telephone, high speed Internet, data and network lease services, among others, (3) commerce business, (4) security business and (5) other businesses consisting of platform services and Internet portal services, among others.

Set forth below is a summary business description of material consolidated subsidiaries.

Classification	Company name	Description of business
Wireless	SK Telecom Co., Ltd.	Wireless voice and data telecommunications services via digital wireless networks
	PS&Marketing Co., Ltd.	Sale of fixed-line and wireless telecommunications products through wholesale, retail and online distribution channels
	SK O&S Co., Ltd.	Maintenance of switching stations
	Service Ace Co., Ltd	Management and operation of customer centers

Fixed-line	SK Broadband Co., Ltd.

High-speed Internet, TV, telephone, commercial data and other fixed-line services and management of the transmission system for online digital contents

Various media-related services, such as channel management, including video-on-demand (“VOD”), and mobile IPTV services

	SK Telink Co., Ltd.	International wireless direct-dial “00700” services, voice services using Internet protocol and Mobile Virtual Network Operator (“MVNO”) business
	Home & Service Co., Ltd.	System maintenance of high-speed Internet, IPTV and fixed-line services

Security	Life & Security Holdings Co., Ltd.	Holding company
	ADT CAPS Co., Ltd.	Unmanned machine-based security and manned security services
	SK Infosec Co., Ltd.	Comprehensive information protection services and integrated computer system consulting and implementation services

Commerce	Eleven Street Co., Ltd.	E-commerce and Internet-related businesses

Other business	SK Planet Co., Ltd.	Information telecommunications business and development and supply of software
	Onestore Co., Ltd.	Operation of mobile application store
	Dreamus Company (formerly known as Iriver Ltd.)	Online music service and distribution of records and digital content
	SK M&Service Co., Ltd.	System software development, distribution and technical support services and other online information services
	K-net Culture and Contents Venture Fund	Start-up investment support
	Atlas Investment	Investments
	Incross Co., Ltd.	Advertising

[Wireless Business]

A.	Industry Characteristics

The telecommunications services market can be categorized into telecommunications services (such as fixed-line, wireless, leased line and value-added services) and broadcasting and telecommunications convergence services. Pursuant to the Telecommunications Business Act, the telecommunications services market can be further classified into basic telecommunications (fixed-line and wireless telecommunications), special category telecommunications (resale of telecommunications equipment, facilities and services) and value-added telecommunications (Internet connection and management, media contents and others). The size of the domestic telecommunications services market is determined based on various factors specific to Korea, including size of population that uses telecommunication services and telecommunications expenditures per capita. While it is possible for Korean telecommunication service providers to provide services abroad through acquisitions or otherwise, foreign telecommunication services markets have their own characteristics depending, among others, on the regulatory environment and demand for telecommunication services.

The Korean mobile communication market is considered to have reached its maturation stage with more than a 100% penetration rate. However, the Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology and the development of highly advanced smartphones which enable the provision of convergence services for multimedia contents, mobile commerce, telematics, new media and other related services. In addition, through further advancements in LTE networks and the commercialization of 5G networks in 2019, B2B businesses, such as the corporate “connected workforce” business which can directly contribute to an enhancement in productivity, are expected to grow rapidly.

B.	Growth Potential

				(Unit: in 1,000 persons)
Classification		As of March 31,	As of December 31,
		2020	2019	2018
Number of subscribers	SK Telecom	28,748	28,648	27,382
	Others (KT, LGU+)	31,898	31,539	29,989
	MVNO	7,564	7,750	7,989
	Total	68,210	67,937	65,360

*	Source: Wireless subscriber data from the MSIT as of March 31, 2020.

C.	Domestic and Overseas Market Conditions

The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. Sales revenue related to data services has been growing due to the increasing popularity of smartphones and high-speed wireless networks. There is also a growing importance to the B2B segment, which creates added value by selling and developing various solutions. The telecommunications industry is a regulated industry requiring license and approval from the MSIT.

In the wireless business, industry players compete on the basis of the following three main competitive elements:

(i)    brand competitiveness, which refers to the overall sense of recognition and loyalty experienced by customers with respect to services and values provided by a company, including the images created by a company’s comprehensive activities and communications on top of the actual services rendered;

(ii)    product and service competitiveness, which refers to the fundamental criteria for wireless telecommunications services, including voice quality, service coverage, broad ranges of rate plans, diversified mobile Internet services, price and quality of devices and customer service quality, as well as the ability to develop new services that meet customer needs in a market environment defined by convergence; and

(iii)    sales competitiveness, which refers to novel and diversified marketing methods and the strength of the distribution network.

Set forth below is the historical market share of the Company (excluding MVNO subscribers).

	(Unit: in percentages)
Classification	As of March 31,	As of December 31,
	2020	2019	2018
Mobile communication services	47.4	47.6	47.7

*	Source: Wireless subscriber data from the MSIT as of March 31, 2020.

D.	Business Overview and Competitive Strengths

The Company is seeking to transform itself from a telecommunications service provider into a comprehensive ICT service provider. It has continued to innovate the scope of its services and achieved strong growth in subscribers amid fierce competition and rate cuts.

As a result of positive customer responses to a series of customer value innovation programs such as no-contract plans, safe roaming and the T Plan, as well as its position as the top player in the 5G services market in terms of number of subscribers, the Company secured approximately 2.65 million 5G subscribers as of March 31, 2020. The churn rate remained relatively stable at a record low of 0.9% (excluding MVNO subscribers). In the first quarter of 2020, the Company recorded revenue of Won 4,450.4 billion and an operating profit of Won 302.0 billion on a consolidated basis, and revenue of Won 2,922.8 billion and an operating profit of Won 257.9 billion on a separate basis.

In the telecommunications technology domain, the Company commenced providing LTE services of up to 1 Gbps by utilizing five-band carrier aggregation technology and 4T4R technology during the first quarter of 2018. By launching various high quality services utilizing the LTE-A and wideband LTE networks such as group video conference call services and full high definition mobile IPTV streaming services, the Company has innovated its customers’ data usage experience. In June 2018, the Company secured frequency bandwidths that are optimal for the commercialization of 5G services at a reasonable bid price. In the fourth quarter of 2018, the Company began to build its 5G networks, focusing on Seoul and other metropolitan areas. The Company began its first 5G transmission in December 2018 and is focusing on establishing 5G networks with enhanced stability and security through the application of quantum cryptography communication and AI networks.

In April 2019, the Company launched the world’s first 5G subscription services. The Company had 2.08 million 5G subscribers as of December 31, 2019, and the number of 5G subscribers is expected to continue to grow. The Company believes that 5G services would have the greatest impact on customer experiences in media, augmented reality (“AR”) / virtual reality (“VR”) and games, which are the areas that the Company believes would draw the highest level of interest from its customers. The Company is launching services related to these areas, such as the 5GX Boost Park. The Company plans to lead the 5G era by providing differentiated content in various areas including sports and entertainment.

SK Telink, a consolidated subsidiary of the Company, expanded its operations to the MVNO business based on its technical expertise and know-how obtained in its international telecommunications business and launched its MVNO service, ‘SK 7Mobile,’ which is offered at reasonable rates and provides excellent quality. SK Telink is increasing its efforts to develop low-cost distribution channels and create niche markets through targeted marketing towards customers including foreign workers, middle-aged adults and students. An MVNO leases the networks of an MNO and provides wireless telecommunication services under its own brand and fee structure, without owning telecommunication networks or frequencies.

SK O&S, a subsidiary of the Company responsible for the operation of the Company’s base stations and related transmission and power facilities, offers quality fixed-line and wireless network services to customers, including mobile office products to business customers. Network quality is a core competitive factor for not only the traditional consumer market but also for the expanding B2B market, and its importance will only increase in the 5G network era.

PS&Marketing, a subsidiary of the Company, provides a sales platform for products of the Company and SK Broadband including fixed-line and wireless telecommunication products that address customers’ needs for various convergence products. PS&Marketing provides differentiated service to clients through the establishment of new sales channels and product development.

[Fixed-line Business]

A.	Industry Characteristics

The telecommunications services market can be categorized into telecommunications services (such as fixed-line, wireless, leased line and value-added services) and broadcasting and telecommunications convergence services. Pursuant to the Telecommunications Business Act, the telecommunications services market can be further classified into basic telecommunications (fixed-line and wireless telecommunications), special category telecommunications (resale of telecommunications equipment, facilities and services) and value-added telecommunications (Internet connection and management, media contents and others).

The fixed-line telecommunications industry is a technology-intensive industry that evolves rapidly and continuously through the development of communications technology and equipment, which requires proactive responses in meeting the needs of subscribers by developing new services and penetrating the market. Fixed-line telecommunications services have become universal and essential means of communication and act as the foundation for integration and convergence with various other services. The essential nature of such services provides stable demand, resulting in low sensitivity to economic conditions.

The Korean fixed-line services industry is marked by a high level of market concentration, as the government is highly selective in granting telecommunications business licenses. The competitive landscape of the fixed-line and wireless services markets is dominated by its three leading operators, the Company (including SK Broadband), KT and LG U+. Growing competition within the industry has promoted rapid technological evolution, including the convergence of fixed-line and wireless services, as well as broadcasting and telecommunications.

The high-speed Internet segment has attracted new subscribers in specialized markets such as one-person households and SOHO (Small Office Home Office), and the number of subscribers to premium Giga-Internet services, which have evolved beyond the traditional 100Mb optical LAN services, is increasing rapidly as a result of expansions of WiFi-enabled home mobile networks and high-definition and high-capacity media services. In the case of IPTV services, the conversion rate to digital television in the overall paid broadcasting market has been increasing, and the proportion of IPTV subscribers among high-speed Internet users has been expanding. Although growth in the number of new subscribers in the segment has slowed, the IPTV market is expanding rapidly around new sources of customer demand, such as residential subscribers who are installing multiple set-top boxes, as well as hospitals, hotels and lodging facilities. In addition, the consumption of paid contents has become a mainstay viewing pattern as a result of their convenience and the diversification of contents, and the media platform business also continues to expand, including through the growth of VOD advertisements. In order to satisfy the diversifying needs of customers and the trend of combining or fusing services, industry players are providing differentiated contents and incorporating AI and big data technologies, resulting in increased competition in the industry. Such competition will present new growth opportunities in the home platform area in connection with the fourth industrial revolution in the future. For business customers, the Company is introducing new technologies and strengthening its competitiveness to secure a stable source of revenue, while expanding its efforts to secure competitiveness in new growth areas such as platform and solution businesses.

B.	Growth Potential

		(Unit: in 1,000 persons)
		As of March 31,	As of December 31,
Classification		2020	2019	2018
Fixed-line Subscribers	High-speed Internet	21,998	21,906	21,286
	Fixed-line telephone	13,401	13,600	14,334
	IPTV (real-time)	16,833	16,440	15,054

*	Source: MSIT website.
*	The number of IPTV subscribers is based on the relevant report released by the MSIT on December 12, 2019.

C.	Cyclical Nature and Seasonality

High-speed Internet, fixed-line telephone and IPTV services are mature markets that are comparatively less sensitive to cyclical economic changes as such services have become more of a necessity and the market has matured. The telecommunications services market overall is not expected to be particularly affected by economic downturns due to the low income elasticity of demand for telecommunication services.

D.	Domestic and Overseas Market Conditions

Set forth below is the historical market share of the Company.

			(Unit: in percentages)
Classification	As of March 31,	As of December 31,
	2020	2019	2018
High-speed Internet (including resales)	25.7	25.6	25.4
Fixed-line telephone (including Voice over Internet Protocol (“VoIP”)	16.8	16.8	16.8
IPTV	30.3	30.3	30.3

*	Source: MSIT website.
*	With respect to Internet telephone, the market share was calculated based on market shares among the Company, KT and LG U+ and is based on the number of IP phone subscribers.
*	The market share of IPTV subscribers is based on the relevant report released by the MSIT on December 12, 2019.

In each of its principal business areas, SK Broadband principally competes on the basis of price, service quality and speed. In the IPTV business, the ability to offer complex services and differentiated contents are becoming increasingly important. General telecommunications businesses operate in a licensed industry with a high barrier of entry, which is dominated by SK Broadband, KT and LG U+.

E.	Business Overview and Competitive Strengths

In the first quarter of 2020, SK Broadband recorded Won 823.5 billion in revenue, Won 37.4 billion in operating profit and Won 45.6 billion in profit on a consolidated basis. Despite the effects of discontinued operations, SK Broadband achieved revenue growth compared to the first quarter of 2019 due to an increase in the number of IPTV subscribers and increase in sales from paid content and its corporate business.

In the case of high-speed Internet, revenue slightly increased due to an increase in the proportion of subscribers of premium services, such as Giga Internet. The IPTV service business continued its solid growth, with sales from paid content achieving a record high on a quarterly basis. Despite concerns about an absence of popular contents due to a decrease in theatrical releases of movies, SK Broadband has strengthened its position as a media platform and maintained its revenue growth on a separate basis through active and effective content offerings and marketing efforts based on customers’ needs. In the case of its corporate business, SK Broadband achieved revenue growth compared to both the fourth quarter of 2019 and the first quarter of 2019 as a result of securing new large-scale exclusive fixed-line projects and increased internet data center traffic.

[Security Business]

A.	Industry Characteristics

The security systems service business provides security services to governments, companies and individuals with the purpose of protecting tangible and intangible assets and human resources. Depending on the risk prevention method used, the security business can be classified into machine-based security, security system integration (“SI”) and manned security. Machine-based security operates by receiving information that is detected and transmitted by various sensors and cameras installed at the target facilities through control facility equipment and taking prompt and appropriate action, such as dispatching an agent or contacting the police or the fire department, if an abnormality is detected. Security SI is a service that integrates installation, operation, maintenance and repair of various equipment and systems by analyzing the appropriate security system for customer facilities, such as buildings, factories and schools. Manned security services deploy security personnel to areas subject to security, who perform on-site security services such as patrols and access control of buildings and facilities. The Company’s primary business in the security industry is its unmanned security service, and its business areas consist of the following:

Classification	Product
Machine-based security	CAPS service (unmanned security service), access control, view guard (CCTV), attendance management, drinking water management

Security SI and maintenance and repair	Access control (entry and parking), CCTV (recording, camera, monitor, network equipment), other security systems

Integrated security services (machine-based security + manned security)	Machine-based security services, manned security services (security, cleaning, concierge, etc.)

B.	Growth Potential

The size of the physical security industry in terms of revenue is as follows:

(Unit: in millions of Won except percentages)
	2018	2019	Change (%)
Dispatch security services	1,726,210	1,727,972	0.1%
Video security services	401,777	415,647	3.5%
Other security services	485,004	536,208	10.6%
Total	2,612,991	2,679,827	2.6%

*	Source: Korea Information Industry Association (2019 Korean Information Security Services Industry Survey published in December 2019). 2019 figures are estimates.

C.	Cyclical Nature and Seasonality

The security systems business seeks to satisfy the basic need for safety and is less sensitive to economic fluctuations compared to other industries. Although the slowdown in the Korean economy and competition based on lower-cost alternatives has had a negative impact on industry growth, sustained growth is nevertheless expected due to the recent expansion of the industry into converged security markets with the integration of ICT.

D.	Domestic and Overseas Market Conditions

The security industry is experiencing a rapid increase in demand for CCTV, access control and other security systems due to threats including crime, natural disasters and calamities and terrorism. With increased consumer interest in safety, demand for security system services is expected to continue to grow. To date, the Korean security market is characterized by an oligopoly dominated by three leading companies due to the high barriers to entry as a result of high initial investment costs of building large-scale network systems and the effects of brand loyalty. The traditional security industry, characterized by price competition aimed at increasing market share, is expanding into a converged security market with the integration of ICT. In addition, the global converged security market integrating ICT has recently been experiencing rapid growth and increased competition due to the entry of global information technology companies. As a result, the global AI security industry, which had a market size of US$3.9 billion in 2018, is expected to grow tenfold by 2025.

E.	Business Overview and Competitive Strengths

For the three months ended March 31, 2020, ADT CAPS recorded Won 191.5 billion in revenue and Won 26.4 billion in operating profit, and it has secured approximately 590,000 subscribers as of March 31, 2020, including subscribers to newly launched businesses.

Due to the saturation of the unmanned security market, the net growth rate in the number of ADT CAPS’ unmanned security contracts decreased in 2019 compared to the previous year. However, ADT CAPS was able to record approximately Won 740 billion in revenue in 2019, exceeding expectations, due to increases in the number of new subscribers acquired through the SK distribution network and sales in newly-launched businesses, such as CAPS Home and parking services.

Although the unmanned security market is expected to remain saturated in 2020, ADT CAPS will pursue efforts to improve its core unmanned security business through the development of products and market approaches that are tailored to the needs of various customers, while steadily improving its new security businesses at the same time.

In particular, through the merger of ADT SECURITY, a provider of security equipment and solutions, with and into itself, ADT CAPS plans to reach customers with a diverse range of products as a convergence security company in 2020.

Unmanned security services range from crime prevention based on cutting-edge sensors and prompt dispatch of security personnel to follow-up services. With increased efforts to reduce false alarms, ADT CAPS continues to reduce dispatch and control costs, thereby improving service quality and ultimately generating new sources of revenue to establish a positive cycle for continuous growth.

Video security services provide objective security through full identification of subjects with the use of high-definition video, made convenient and safe through a diverse lineup of products and remote control services. Access security services provide outsider access control, employee attendance checks and even drinking water management, which are made user-friendly and convenient due to the integration of cutting edge AI-based technology such as fingerprint, facial and mobile recognition. ADT CAPS plans to continue advancing such technology-based services and deliver more convenient and safer security services to customers through innovative technologies.

The SI business provides comprehensive security solutions suitable for the management of large buildings, such as access control and energy, fire safety and parking management services. ADT CAPS is striving to provide customers with the best comprehensive security solution, including more economical and optimized products through the development of innovative technologies.

[Commerce Business]

A.	Industry Characteristics

Electronic commerce, or e-commerce, refers to transactions of goods and services that are processed electronically by information processing systems, such as personal computers, and can be classified into “online order” and “online order brokerage” businesses. The mail order brokerage business refers to the act of intermediating a transaction between a seller and a buyer by an online shopping mall, and the online order business refers to direct sales of goods and services by an online shopping mall. Online shopping malls can be categorized, based on the range of products that they handle, into special malls that handle products limited to specific categories and general malls that handle products across multiple categories. The Korean e-commerce market started to grow in the early 2000s with the spread of the Internet, and it is now going through a second period of growth in the form of mobile commerce as a result of the removal of time and space constraints on shopping following the proliferation of smartphones beginning in 2010, the simplification and improved convenience of payment services, the expansion of fast delivery services following intense competition in such services beginning in 2018, the combination of offline and online shopping experiences (omni-channel and O2O services) and advancements in personalization and recommendation services based on AI. 11st, which is an online order brokerage business, is known as an “open market business” within the e-commerce market. As a result of leading the trend of mobile commerce and pursuing innovative customer experience since the early stages of its business, 11st has grown into a major player in the e-commerce market.

B.	Growth Potential

As of December 31, 2019, the size of the Korean e-commerce market was Won 134.6 trillion, accounting for approximately 28% of the total online and offline distribution market and demonstrating rapid growth at an annual average growth rate of over 25% for the past three years. In addition, mobile transactions accounted for 64.4% of the total e-commerce transaction value in 2019, after surpassing 50% for the first time in 2016. Considering the current acceleration in the shift of products traditionally sold offline, such as food products, food delivery services, apparels and household products, to the mobile e-commerce platform, mobile e-commerce is expected to continue its growth in the future.

Year	2019	2018	2017	2016
E-commerce transaction value (trillion Won)	134.6	113.7	94.2	65.6
Annual growth rate	18.3%	20.8%	43.6%	21.5%

*	Source: Statistics Korea, “Online Shopping Trends.”

C.	Cyclical Nature and Seasonality

While the commerce industry is inherently affected by fluctuations in the economy to a certain extent, their effect on the e-commerce market has been limited due to its ongoing rapid growth.

D.	Domestic and Overseas Market Conditions

The mobile-centered online commerce market is expected to grow steadily due to the further growth potential of the Internet shopping population, the development of online business models by offline commerce operators and the growth of mobile commerce. New business models are expected to emerge and proliferate into new markets as diverse lifestyle services that go beyond commodities are incorporated into the area of commerce.

E.	Business Overview and Competitive Strengths

Focusing on the 11st Marketplace, the Company plans to continue expanding the commerce ecosystem of 11st, and ultimately enhance its corporate value by providing diverse and innovative shopping experiences based on technology and strengthening customer benefits using synergies with other ICT businesses of the Company. In particular, the Company’s 11st business recorded an operating profit in 2019 and, as a result, established a foundation for sustainable growth. 11st has become a leader in the Korean e-commerce market through steady growth since its launch in 2008, with the largest number of unique visitors per month (at an average of 17 million unique visitors per month in 2019), by building customer trust and through effective marketing, despite its late entry into the online commerce market that was previously dominated by two players, Gmarket and Auction. 11st has also firmly established itself as a market leader and top player in the Korean mobile commerce market by rapidly responding to the shift of the e-commerce market towards mobile platforms. In addition, the Company has made efforts to gain the market’s confidence and improve customer satisfaction since the launch of 11st, resulting in recognition by certifications from KS-SQI (Service Quality Index) for twelve consecutive years, KCSI (Consumer Satisfaction Index) for eleven consecutive years and CCM (Consumer Centered Management). Based on the large user base of 11st, the Company plans to expand the product offerings of 11st based on expanded partnerships with third parties and upgrade services, thereby continuing to strengthen the unique value of 11st as a commerce portal through improvements in customer’s convenience and continuous innovation.

[Other Businesses]

OK Cashbag, operated by SK Planet, is a point-based loyalty marketing program which has grown to become a global top-tier loyalty marketing program since its inception in 1999. Customers have access to increased benefits through accumulation of loyalty reward points and partner companies use OK Cashbag as a marketing resource. As Korea’s largest loyalty mileage program, OK Cashbag maintains a leading position in the industry. The Company is continuing to develop its service in light of market conditions and customers’ needs to enhance its customers’ perception of point value and is reviewing and pursuing various plans to develop OK Cashbag into a service that goes beyond a mileage program that leverages the key competitiveness of OK Cashbag such as its platform and partnership network.

Syrup is a service that provides information about coupons and events based on time, place and occasion, thereby maximizing economic benefits for consumers, as well as a marketing tool based on consumption behavior data that enables its business partners to achieve smart, low-cost and high-efficiency marketing. In 2019, based on big data accumulated over the years, Syrup expanded its service to the area of mobile finance, which allows users to check their financial assets and provides an integrated process including recommendation for and subscription to customized financial products. The Company plans to continue developing Syrup to provide more practical benefits to its customers in their daily lives.

Incross, a material subsidiary of the Company, primarily focuses on the digital advertising media representative business, which involves establishing media strategies and executing advertising on behalf of advertisers and advertising agencies, and its “Dawin” business, Korea’s first video advertising network platform. In addition, Infra Communications, a subsidiary of Incross, provides operational services for the integrated mobile application market “Onestore.”

FLO, launched in December 2018 by Dreamus Company, a material subsidiary of the Company, is a music streaming service that recommends music and provides a user experience (“UX”) tailored to individual users. Based on AI, FLO recommends music for its users by closely analyzing such user’s music listening history and provides various playlists on a home screen that changes daily by applying an adaptive UX. As of March 31, 2020, the market share of FLO in terms of number of average unique visitors (calculated based on the total mobile monthly active users of FLO, Melon, Genie, NAVER Music, Vibe, Bugs and YouTube Music) was approximately 17.9% (Source: Korean Click). In addition to its online music service, Dreamus Company operates a music records and digital content distribution business, artist merchandise business and device business under the “Astell&Kern” brand.

2.    Updates on Major Products and Services

		(Unit: in millions of Won and percentages)
Business	Major Companies	Item	Major Trademarks	Consolidated Sales Amount	Ratio
Wireless	SK Telecom Co., Ltd., PS&Marketing Co., Ltd., Service Ace Co., Ltd. SK O&S Co., Ltd.	Mobile communication service, wireless data service, ICT service	T, 5GX, baro, T Plan and others	3,030,194	68%
Fixed-line	SK Broadband Co., Ltd., SK Telink Co., Ltd.	Fixed-line phone, high speed Internet, data and network lease service	B tv, 00700 international call, 7mobile and others	753,694	17%
Security	ADT CAPS Co., Ltd.	Manned and unmanned security, information security and others	T&CAPS, B&CAPS and others	275,188	6%
Commerce	Eleven Street Co., Ltd.	E-commerce	11st, 11Pay, Gifticon and others	187,402	4%
Other	SK Planet Co., Ltd., Onestore Co., Ltd., SK M&Service Co., Ltd., Incross Co., Ltd.	Information telecommunication, electronic finance, advertising, Internet portal service	OK Cashbag, NATE and others	203,918	5%
Total				4,450,396	100%

3.    Price Trends for Major Products

[Wireless Business]

As of March 31, 2020, based on the Company’s standard monthly subscription plan, the basic service fee was Won 12,100 and the usage fee was Won 1.98 per second. Among the 4G-based “T-Plans” launched in 2018, the “Medium Plan” provides 4 GB of data and unlimited voice calls at Won 50,000 per month (including value-added tax). Among the “5GX Plans” launched in 2019, the “Slim Plan” provides 8 GB of data and unlimited voice calls at Won 55,000 per month (including value-added tax). The Company provides a variety of other subscription plans catered to subscriber demand.

[Fixed-line Business]

Price fluctuations in the different services provided by SK Broadband are due to discounts provided for long term contracts, changes in equipment costs and competition between companies.

[Commerce Business]

Eleven Street acts as an intermediary in e-commerce transactions between sellers and buyers on 11st, and charges sellers sales commissions in accordance with the terms of use as consideration for execution of transactions, payment settlement and security measures. Although the amount of sales commissions vary by product category, it is generally set at market standard rates ranging from 10% to 12% of the transaction value. Such sales commission rate structure has largely remained unchanged since the launch of 11st, although the Company occasionally offers temporary promotional reductions for certain periods in order to encourage transactions.

4.     Investment Status

[Wireless Business]

A.	Investment in Progress

(Unit: in billions of Won)
Business	Classification	Investment period	Subject of investment	Investment effect	Expected investment amount	Amount already invested	Future investment
Network/Common	Upgrade/ New installation	Three months ended March 31, 2020	Network, systems and others	Capacity increase and quality improvement; systems improvement	To be determined*	307	—
Total					To be determined*	307	—

*	During an earnings conference call, the Company announced that its capital expenditures for 2020 will decrease as compared to 2019.

B.	Future Investment Plan

(Unit: in billions of Won)
Business	Expected investment amount		Expected investment for each year			Investment effect
	Asset type	Amount	2019	2020	2021
Network/Common	Network, systems and others	To be determined	To be determined*	To be determined	To be determined	Upgrades to the existing services and expanded provision of network services including 5G
Total		To be determined	To be determined*	To be determined	To be determined

*	During an earnings conference call, the Company announced that its capital expenditures for 2020 will decrease as compared to 2019.

[Fixed-line Business]

A.	Investment in Progress

In 2020, the Company plans to make capital expenditures to expand network coverage, upgrade its media platform and exchange terminals in order to enhance customer value, and does not expect such expenditures to have a material adverse effect on the Company’s financial structure through improvements in investment efficiency.

(Unit: in 100 millions of Won)
Business	Classification	Investment period	Subject of investment	Investment effect	Amount already invested	Future investment
High-speed Internet	Upgrade/ New installation	Three months ended March 31, 2020	Backbone and subscriber network/ others	Expand subscriber networks and facilities	211	To be determined
Fixed-line telephone					—
IPTV					101
Corporate Business				Increase leased-line and integrated information system	118
Backbone network				Additional backbone equipment and lines	48
Others				Upgrade IT infrastructure and NW security	112
Total					590

5.     Revenues

		(Unit: in millions of Won)
Business	Sales type	Item		For the three months ended March 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018
Wireless	Services	Mobile communication	Export	47,894	141,496	50,959
			Domestic	2,982,300	12,030,919	12,327,938
			Subtotal	3,030,194	12,172,415	12,378,897
Fixed-line	Services	Fixed-line, B2B data, high-speed Internet, IPTV	Export	29,439	96,962	104,592
			Domestic	724,255	3,445,469	2,828,006
			Subtotal	753,694	3,542,431	2,932,598
Security	Services	Personnel and system security, information security and others	Export	—	—	—
			Domestic	275,188	913,301	197,487
			Subtotal	275,188	913,301	197,487
Commerce	Services	E-commerce	Export	451	3,829	5,620
			Domestic	186,951	526,660	612,459
			Subtotal	187,402	530,489	618,079
Other	Services	Display and search ad., contents	Export	11,442	81,844	56,925
			Domestic	192,476	503,222	689,974
			Subtotal	203,918	585,066	746,899
Total			Export	89,225	324,131	218,096
			Domestic	4,361,171	17,419,571	16,655,864
			Total	4,450,396	17,743,702	16,873,960

		(Unit: in millions of Won)
For the year ended December 31, 2019	Wireless	Fixed	Security	Commerce	Other	Sub total	Internal transaction	After consolidation
Total sales	3,408,434	1,005,453	289,806	190,334	263,779	5,157,806	(707,410)	4,450,396
Internal sales	378,240	251,759	14,618	2,932	59,861	707,410	(707,410)	—
External sales	3,030,194	753,694	275,188	187,402	203,918	4,450,396	—	4,450,396
Depreciation and amortization	698,977	194,123	57,865	8,866	15,566	975,397	—	975,397
Operating profit (loss)	253,772	36,414	25,530	(556)	(13,124)	302,036	—	302,036
Finance profit (loss)								(70,913)
Gain from subsidiaries, investments in associates and joint ventures								140,895
Other non-operating profit (loss)								(2,023)
Profit before income tax								369,995

6.    Derivative Transactions

A.	Current Swap Contract Applying Cash Flow Risk Hedge Accounting

Currency and interest rate swap contracts under cash flow hedge accounting as of March 31, 2020 are as follows:

(Unit: in millions of Won and thousands of USD)
Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Jul. 20, 2007	Foreign currency denominated unsecured bonds	Foreign currency risk	Cross currency swap	Morgan Stanley and four other banks	Jul. 20, 2007 – Jul. 20, 2027
Dec. 16, 2013	Fixed rate foreign currency denominated loan	Foreign currency risk	Cross currency swap	Deutsche Bank	Dec. 16, 2013 – Apr. 29, 2022
Apr. 16, 2018	Fixed rate foreign currency denominated bonds	Foreign currency risk	Cross currency swap	The Export- Import Bank of Korea and three other banks	Apr. 16, 2018 – Apr. 16, 2023
Mar. 4, 2020	Floating rate foreign currency denominated bonds	Foreign currency and interest rate risks	Cross currency interest rate swap	DBS Bank	Mar. 4, 2020 – Jun. 4, 2026
Aug. 13, 2018	Foreign currency denominated unsecured bonds	Foreign currency risk	Cross currency swap	Citibank	Aug. 13, 2018 – Aug. 13, 2023
Dec. 20, 2016	Floating rate Korean Won denominated loan	Interest rate risk	Interest rate swap	Korea Development Bank	Dec. 20, 2016 – Dec. 20, 2021
Dec. 21, 2017	Floating rate Korean Won denominated loan	Interest rate risk	Interest rate swap	Korea Development Bank	Dec. 5, 2017 – Dec. 21, 2022
Dec. 19, 2018	Floating rate Korean Won denominated loan	Interest rate risk	Interest rate swap	Credit Agricole CIB	Mar. 19, 2019 – Dec. 14, 2023

B.	Balance Settlement Agreements

In 2017, SK Broadband entered into a lease agreement with GL Gasan Metro Co., Ltd. (“GL Gasan Metro”), which engages in real estate development and leasing, in order to develop an internet data center. In connection with such real estate development, GL Gasan Metro raised funds by issuing subordinated bonds to Aegis Specialized Investment Private Real Estate Investment Trust No. 136, which in turn issued beneficiary certificates to S Bisen Co., Ltd. (“S Bisen”), MSGADI Co., Ltd. (“MSGADI”) and S Gasan Co., Ltd (“S Gasan”). SK Broadband entered into a balance settlement agreement in the amount of Won 70 billion with S Bisen and MSGADI in 2017, as well as a separate balance settlement agreement with S Gasan in the amount of Won 200 billion in 2018, each in connection with such beneficiary certificates. Both agreements expire in November 2022, until which point in time SK Broadband is obligated to guarantee a certain rate of return to the counterparties.

In addition, in 2019, SK Broadband entered into a lease agreement with Hana Alternative Investment Specialized Investment Private Real Estate Investment Trust No. 62 (“Hana REIT”), which engages in real estate development and leasing, in order to develop an internet data center. In connection with such real estate development, Hana REIT raised funds by issuing beneficiary certificates to S Gumi Co., Ltd. and S Ori Co., Ltd. (together, the “S Parties”). SK Broadband entered into a balance settlement agreement in the amount of Won 64 billion with the S Parties in connection with such beneficiary certificates. Such agreement expires in September 2024, until which point in time SK Broadband is obligated to guarantee a certain rate of return to the S Parties.

C.	Treatment of Derivative Instruments on the Balance Sheet

As of March 31, 2020, fair values of derivative instruments held by the Company are included in the consolidated financial statements as current derivate financial assets, derivative financial assets and derivative financial liabilities, which are part of its current assets, non-current assets and non-current liabilities, respectively, as follows:

(Unit: in millions of Won and thousands of USD)
Classification	Hedged item	Fair value
		Cash flow hedge	Trading purposes	Total
Non-current assets:
Cross currency swap	Fixed rate foreign currency denominated bonds (face value of USD 400,000)	84,208	—	84,208
	Fixed rate foreign currency denominated bonds (face value of USD 500,000)	98,638	—	98,638
	Fixed rate foreign currency denominated loan (face value of USD 28,732)	2,720	—	2,720
	Fixed rate foreign currency denominated bonds (face value of USD 300,000)	39,725	—	39,725
Balance settlement agreements:	Others	—	5,989	5,989
Total derivative financial assets				231,280
Non-current liabilities:
Interest rate swap and cross currency interest rate swap	Floating rate foreign currency denominated bonds (face value of USD 300,000)	(10,044)	—	(10,044)
	Floating rate Korean Won denominated loan (face value of 21,437)	(160)	—	(160)
	Floating rate Korean Won denominated loan (face value of 34,375)	(556)	—	(556)
	Floating rate Korean Won denominated loan (face value of 46,875)	(816)	—	(816)
Total derivative financial liabilities				(11,576)

7.    Major Contracts

[SK Telecom]

None.

[SK Broadband]

Due to the nature of the telecommunication service business, SK Broadband has entered into agreements related to the joint usage of telecommunication facilities for interconnection among telecommunication lines conduits and telecommunication service providers. Below are the major contracts of SK Broadband. In addition to the below, SK Broadband has also entered into various real estate rental agreements.

Counterparty	Contract Contents	Contract Period	Note
Telecommunication service providers	Interconnection among telecommunication service providers	—	-Automatically renewed for two years at a time unless specific amendments are requested

KEPCO	Provision of electric facilities	From Nov. 2019 to Nov. 2020	-Use of electricity poles (entered on Nov. 7, 2014) -Unless special reasons arise, the usage period will be automatically renewed annually

Counterparty	Contract Contents	Contract Period	Note
Busan Transportation Corporation	Use of telecommunication line conduits	From Aug. 2019 to Jul. 2020	-Use of railway telecommunication conduit (Serviced areas to expand) -Absent any request to amend the agreement, usage period will be automatically renewed annually

Seoul Metro	Use of telecommunication line conduits	From Jan. 2018 to Dec. 2020	-Use of railway telecommunication conduit (Serviced areas to expand)

Seoul Metro	Use of telecommunication line conduits	From May 2016 to Dec. 2020	-Use of railway telecommunication conduit (Serviced areas to expand) -Usage period was automatically renewed every three years until 2019 -Usage period was renewed for an additional one year until 2020

8.    R&D Investments

Set forth below are the Company’s R&D expenditures.

			(Unit: in millions of Won except percentages)
	Category	For the three months ended March 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018	Remarks
	Raw material	134	633	760	—
	Labor	47,399	125,248	131,792	—
	Depreciation	43,309	161,655	155,093	—
	Commissioned service	11,724	65,794	78,323	—
	Others	9,368	52,167	47,511	—
	Total R&D costs	111,933	405,497	413,480	—
Accounting	Sales and administrative expenses	110,315	391,327	387,675	—
	Development expenses (Intangible assets)	1,618	14,170	25,805	—
	R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	2.52%	2.29%	2.45%	—

9.    Other information relating to investment decisions

A.	Trademark Policies

The Company manages its corporate brand and other product brands in a comprehensive way to protect and increase their value. The Company operates an intranet system called “Comm.ON” in order to implement consistent communication with consumers across various areas including branding, design, marketing and public relations, and systematically manages the development, registration and licensing of brands through such system.

B.	Business-related Intellectual Property

[SK Telecom]

As of March 31, 2020, the Company held 3,025 Korean-registered patents and 1,149 foreign-registered patents. The Company holds 705 Korean-registered trademarks and owns intellectual property rights to its proprietary graphic design of the alphabet “T” representing its brand. The designed alphabet “T” is registered in all business categories for trademarks (total of 45). The number of registered patents and trademarks is subject to constant change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

[SK Broadband]

As of March 31, 2020, SK Broadband held 371 Korean-registered patents and 143 foreign-registered patents (including those held jointly with other companies). It also holds 284 Korean-registered trademarks and owns intellectual property rights to its proprietary graphic design of the alphabet “B” representing its brand. The designed alphabet “B” is registered in all business categories for trademarks (total of 45). The number of registered patents and trademarks is subject to continual change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

[SK Planet]

As of March 31, 2020, SK Planet held 1,558 registered patents, 91 registered design marks, 863 registered trademarks and 4 copyrights (in each case including those held jointly with other companies) in Korea. It also holds various other intellectual property rights in other countries, including 252 U.S.-registered patents, 125 Chinese-registered patents, 79 Japanese-registered patents, 89 E.U.-registered patents (in each case including those held jointly with other companies) and 280 foreign registered trademarks.

[Eleven Street]

As of March 31, 2020, Eleven Street held 89 registered patents, 12 registered design marks, 589 registered trademarks and 5 copyrights (in each case including those held jointly with other companies) in Korea. It also holds various other intellectual property rights in other countries, including 30 U.S.-registered patents (including those held jointly with other companies).

C.	Business-related Pollutants and Environmental Protection

[SK Telecom]

The Company does not directly engage in any manufacturing and therefore does not undertake any industrial processes that emit pollutants into the air or industrial processes in which hazardous materials are used.

[SK Broadband]

SK Broadband does not directly engage in any manufacturing processes that emit environmental pollutants, and more than 99% of its greenhouse gas emissions is indirect emissions from its use of external electricity. SK Broadband was selected as a business subject to allocation of emission permits as part of Korea’s greenhouse gas emissions trading scheme that commenced in 2015, and it actively fulfills its obligations and consistently achieves the targets set by the government. In addition, SK Broadband continues to invest in environment-friendly facilities for its data centers and improve the stability and efficiency of its services.

III.	FINANCIAL INFORMATION

1.     Summary Financial Information (Consolidated and Separate)

A.	Summary Financial Information (Consolidated)

Below is the summary consolidated financial information of the Company as of March 31, 2020, December 31, 2019 and December 31, 2018 and for the three months ended March 31, 2020 and 2019 and the years ended December 31, 2019 and 2018. The Company’s unaudited consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three months ended March 31, 2020 and 2019, which are prepared in accordance with K-IFRS, are attached hereto.

(Unit: in millions of Won except number of companies)
	As of March 31, 2020	As of December 31, 2019	As of December 31, 2018
Assets
Current Assets	8,122,901	8,102,294	7,958,839
• Cash and Cash Equivalents	1,117,766	1,270,824	1,506,699
• Accounts Receivable – Trade, net	2,116,023	2,230,979	2,008,640
• Accounts Receivable – Other, net	1,100,526	905,436	937,837
• Others	3,788,586	3,695,055	3,505,663
Non-Current Assets	36,199,225	36,509,326	34,410,272
• Long-Term Investment Securities	834,105	857,215	664,726
• Investments in Associates and Joint Ventures	13,517,586	13,385,264	12,811,771
• Property and Equipment, net	11,987,720	12,334,280	10,718,354
• Intangible Assets, net	4,700,396	4,866,092	5,513,510
• Goodwill	2,949,658	2,949,530	2,938,563
• Others	2,209,760	2,116,945	1,763,348
Total Assets	44,322,126	44,611,620	42,369,111
Liabilities
Current Liabilities	7,588,697	7,787,722	6,847,557
Non-Current Liabilities	14,183,914	14,000,362	13,172,304
Total Liabilities	21,772,611	21,788,084	20,019,861
Equity
Equity Attributable to Owners of the Parent Company	22,693,226	22,956,829	22,470,822
Share Capital	44,639	44,639	44,639
Capital Surplus (Deficit) and Other Capital Adjustments	1,005,589	1,006,481	655,084
Retained Earnings	21,859,753	22,235,285	22,144,541
Reserves	(216,755)	(329,576)	(373,442)
Non-controlling Interests	(143,711)	(133,293)	(121,572)
Total Equity	22,549,515	22,823,536	22,349,250
Total Liabilities and Equity	44,322,126	44,611,620	42,369,111
Number of Companies Consolidated	47	48	44

		(Unit: in millions of Won except per share data)
	For the three months ended March 31, 2020	For the three months ended March 31, 2019	For the year ended December 31, 2019	For the year ended December 31, 2018
Operating Revenue	4,450,396	4,334,906	17,743,702	16,873,960
Operating Profit	302,036	322,572	1,109,980	1,201,760
Profit Before Income Tax	369,995	467,808	1,162,655	3,975,966
Profit for the Period	306,847	373,631	861,942	3,131,988
Profit for the Period Attributable to Owners of the Parent Company	309,440	379,189	889,907	3,127,887
Profit for the Period Attributable to Non-controlling Interests	(2,593)	(5,558)	(27,965)	4,101
Basic and Diluted Earnings Per Share (Won)	4,181	5,225	12,144	44,066

B.	Summary Financial Information (Separate)

Below is the summary separate financial information of the Company as of March 31, 2020, December 31, 2019 and December 31, 2018 and for the three months ended March 31, 2020 and 2019 and the years ended December 31, 2019 and 2018. The Company’s unaudited separate financial statements as of March 31, 2020 and December 31, 2019 and for the three months ended March 31, 2020 and 2019, which are prepared in accordance with K-IFRS, are attached hereto.

	(Unit: in millions of Won)
	As of March 31, 2020	As of December 31, 2019	As of December 31, 2018
Assets
Current Assets	5,033,637	5,011,363	4,679,378
• Cash and Cash Equivalents	264,448	497,282	877,823
• Accounts Receivable – Trade, net	1,466,534	1,479,971	1,354,260
• Accounts Receivable – Other, net	747,752	507,680	518,451
• Others	2,554,903	2,526,430	1,928,844
Non-Current Assets	25,465,948	25,828,004	24,168,645
• Long-Term Investment Securities	492,178	510,633	410,672
• Investments in Subsidiaries and Associates	10,652,384	10,578,158	10,188,914
• Property and Equipment, net	8,017,941	8,264,888	6,943,490
• Intangible Assets, net	3,317,509	3,461,152	4,010,864
• Goodwill	1,306,236	1,306,236	1,306,236
• Others	1,679,700	1,706,937	1,308,469
Total Assets	30,499,585	30,839,367	28,848,023
Liabilities
Current Liabilities	4,733,617	5,057,478	4,178,068
Non-Current Liabilities	8,656,530	8,392,150	7,782,468
Total Liabilities	13,390,147	13,449,628	11,960,536
Equity
Share Capital	44,639	44,639	44,639
Capital Surplus and Other Capital Adjustments	715,651	715,619	415,324
Retained Earnings	16,408,827	16,678,787	16,467,789
Reserves	(59,679)	(49,306)	(40,265)
Total Equity	17,109,438	17,389,739	16,887,487
Total Liabilities and Equity	30,499,585	30,839,367	28,848,023

		(Unit: in millions of Won except per share data)
	For the three months ended March 31, 2020	For the three months ended March 31, 2019	For the year ended December 31, 2019	For the year ended December 31, 2018
Operating Revenue	2,922,845	2,812,208	11,416,215	11,705,639
Operating Profit	257,876	305,735	950,109	1,307,494
Profit Before Income Tax	488,548	761,632	1,185,490	1,221,244
Profit for the Period	406,093	643,993	980,338	933,902
Basic and Diluted Earnings Per Share (Won)	5,502	8,909	13,399	13,000

2.     Other Matters Related to Financial Information

A.	Restatement of the Financial Statements

Not applicable.

B.	Loss Allowance

(1)	Loss Allowance of Trade and Other Receivables

	(Unit: in millions of Won)
	For the three months ended March 31, 2020
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,399,706	267,435	11%
Loans	158,057	48,705	31%
Accounts receivable – other	1,450,741	48,994	3%
Accrued income	5,416	166	3%
Guarantee deposits	312,257	300	0%
Total	4,326,177	365,600	8%

	(Unit: in millions of Won)
	For the year ended December 31, 2019
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,497,396	249,501	10%
Loans	147,937	48,054	32%
Accounts receivable – other	1,298,477	48,379	4%
Accrued income	3,977	166	4%
Guarantee deposits	310,074	299	0%
Total	4,257,861	346,399	8%

	(Unit: in millions of Won)
	For the year ended December 31, 2018
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,280,090	260,157	11%
Loans	135,503	47,375	35%
Accounts receivable – other	1,280,236	68,346	5%
Accrued income	6,232	166	3%
Guarantee deposits	315,854	—	—
Total	4,017,915	376,045	9%

(2)	Movements in Loss Allowance of Trade and Other Receivables

		(Unit: in millions of Won)
	For the three months ended March 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018
Beginning balance	346,399	376,045	362,171
Effect of change in accounting policy	—	—	13,049
Increase of loss allowance	18,109	28,841	45,051
Reversal of loss allowance	—	—	—
Write-offs	(4,011)	(46,616)	(65,762)
Other	5,103	17,650	21,536
Ending balance	365,600	346,399	376,045

(3)	Policies for Loss Allowance

The Company establishes loss allowances based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period and past customer default experience for the past three years. With respect to trade receivables relating to wireless telecommunications services, the Company considers the likelihood of recovery based on past customer default experience and the length of default in connection with the type of default (e.g., whether the customer’s service has been terminated or is continued). For such trade receivables that have been overdue for more than two years after the customer’s service has been terminated, the Company records an allowance of 100% of such receivables. For such trade receivables that have been overdue for less than two years after the customer’s service has been terminated or relates to a customer that is continuing his service, the Company records an allowance of a certain percentage of such receivable. Consistent with customary practice, the Company writes off trade and other receivables for which the prescription period has passed or that are determined to be impossible or economically too costly to collect, including receivables that are less than Won 200,000 and more than six months overdue and receivables that have been determined to be the subject of identity theft.

(4)	Aging of Accounts Receivable

			(Unit: in millions of Won)
	As of March 31, 2020
	Six months or less	From six months to one year	From one year to three years	More than three years	Total
Accounts receivable – general	2,088,004	72,840	134,085	104,778	2,399,706
Percentage	87%	3%	6%	4%	100%

C.	Inventories

(1)	Detailed Categories of Inventories

	(Unit: in millions of Won)
Account Category	For the three months ended March 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018
Merchandise	185,167	147,928	259,524
Goods in transit	—	—	—
Other inventories	22,884	14,954	28,529
Total	208,051	162,882	288,053
Percentage of inventories to total assets [ Inventories / Total assets ]	0.47%	0.37%	0.68%
Inventory turnover [ Cost of sales / { ( Beginning balance of inventories + Ending balance of inventories ) / 2} ]	6.01	7.79	6.41

(2)	Reporting of Inventories

The Company holds handsets, ICT equipment for offline sales, etc. in inventory. The Company conducts physical due diligence of its inventories with its auditors at the end of each year.

D.	Fair Value Measurement

See note 2 of the notes to the Company’s unaudited consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three months ended March 31, 2020 and 2019, for more information.

E. Key Terms of Debt Securities

[SK Telecom]

The following are key terms and conditions of bonds issued by the Company. The compliance status is as of the date of the latest financial statements including the audit opinion of the independent auditor applicable to the determination of compliance status, except for the compliance status of the restriction on changes of ownership structure, which is as of the end of the reporting period.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 61-2	Dec. 27, 2011	Dec. 27, 2021	190,000	Dec. 19, 2011	Hana Financial Investment Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 50% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—
Submission of Compliance Certificate	Compliance Status	Submitted on August 20, 2019

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 62-2	Aug. 28, 2012	Aug. 28, 2022	140,000	Aug. 22, 2012	Meritz Securities Co., Ltd.
Unsecured Bond – Series 62-3	Aug. 28, 2012	Aug. 28, 2032	90,000	Aug. 22, 2012	Meritz Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—
Submission of Compliance Certificate	Compliance Status	Submitted on August 20, 2019

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 63-1	April 23, 2013	April 23, 2023	230,000	April 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 63-2	April 23, 2013	April 23, 2033	130,000	April 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 64-2	May 14, 2014	May 14, 2024	150,000	April 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-2	Oct. 28, 2014	Oct. 28, 2021	150,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-3	Oct. 28, 2014	Oct. 28, 2024	190,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 66-1	Feb. 26, 2015	Feb. 26, 2022	100,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 66-2	Feb. 26, 2015	Feb. 26, 2025	150,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 66-3	Feb. 26, 2015	Feb. 26, 2030	50,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-2	July 17, 2015	July 17, 2025	70,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-3	July 17, 2015	July 17, 2030	90,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-2	Nov. 30, 2015	Nov. 30, 2025	100,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-3	Nov. 30, 2015	Nov. 30, 2035	70,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 69-2	March 4, 2016	March 4, 2021	100,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-3	March 4, 2016	March 4, 2026	90,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-4	March 4, 2016	March 4, 2036	80,000	Feb. 22, 2016	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—
Submission of Compliance Certificate	Compliance Status	Submitted on August 20, 2019

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 70-2	June 3, 2016	June 3, 2021	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-3	June 3, 2016	June 3, 2026	120,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-4	June 3, 2016	June 3, 2031	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 71-1	April 25, 2017	April 25, 2020	60,000	April 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-2	April 25, 2017	April 25, 2022	120,000	April 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-3	April 25, 2017	April 25, 2027	100,000	April 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-4	April 25, 2017	April 25, 2032	90,000	April 13, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 5 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—
Submission of Compliance Certificate	Compliance Status	Submitted on August 20, 2019

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 72-1	Nov. 10, 2017	Nov. 10, 2020	100,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 72-2	Nov. 10, 2017	Nov. 10, 2022	80,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 72-3	Nov. 10, 2017	Nov. 10, 2027	100,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 73-1	Feb. 20, 2018	Feb. 20, 2021	110,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-2	Feb. 20, 2018	Feb. 20, 2023	100,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-3	Feb. 20, 2018	Feb. 20, 2028	200,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-4	Feb. 20, 2018	Feb. 20, 2038	90,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-1	Sept. 17, 2018	Sept. 17, 2021	100,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-2	Sept. 17, 2018	Sept. 17, 2023	150,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-3	Sept. 17, 2018	Sept. 17, 2038	50,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 75-1	March 6, 2019	March 6, 2022	180,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-2	March 6, 2019	March 6, 2024	120,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-3	March 6, 2019	March 6, 2029	50,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-4	March 6, 2019	March 6, 2039	50,000	Feb. 21, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 20, 2019

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 76-1	July 29, 2019	July 29, 2022	120,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-2	July 29, 2019	July 29, 2024	60,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-3	July 29, 2019	July 29, 2029	120,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-4	July 29, 2019	July 29, 2039	50,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-5	July 29, 2019	July 29, 2049	50,000	July 17, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	To be submitted after the release of the 2019 annual report

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 77-1	Oct. 22, 2019	Oct. 21, 2022	90,000	Oct. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 77-2	Oct. 22, 2019	Oct. 22, 2024	50,000	Oct. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 77-3	Oct. 22, 2019	Oct. 22, 2029	30,000	Oct. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 77-4	Oct. 22, 2019	Oct. 22, 2039	30,000	Oct. 10, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	To be submitted after the release of the 2020 semi-annual report

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 78-1	Jan. 14, 2020	Jan. 13, 2023	170,000	Dec. 31, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 78-2	Jan. 14, 2020	Jan. 14, 2025	130,000	Dec. 31, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 78-3	Jan. 14, 2020	Jan. 14, 2030	50,000	Dec. 31, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 78-4	Jan. 14, 2020	Jan. 14, 2040	70,000	Dec. 31, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	To be submitted after the release of the 2020 semi-annual report

[SK Broadband]

The following are key terms and conditions of bonds issued by SK Broadband.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 41	July 15, 2015	July 15, 2020	140,000	July 3, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 42	Oct. 6, 2015	Oct. 6, 2020	130,000	Sept. 22, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 43-2	Oct. 5, 2016	Oct. 5, 2021	120,000	Sept. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 44	Feb. 3, 2017	Feb. 3, 2022	150,000	Jan. 20, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—
Submission of Compliance Certificate	Compliance Status	Submitted on April 27, 2020

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 45-1	Oct. 11, 2017	Oct. 11, 2020	30,000	Sept. 20, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 45-2	Oct. 11, 2017	Oct. 11, 2022	140,000	Sept. 20, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—
Submission of Compliance Certificate	Compliance Status	Submitted on April 27, 2020

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 46-1	Feb. 1, 2018	Feb. 1, 2021	70,000	Jan. 19, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 46-2	Feb. 1, 2018	Feb. 1, 2023	80,000	Jan. 19, 2018	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction on changes of ownership structure
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 27, 2020

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 47-1	March 26, 2019	March 26, 2022	50,000	March 14, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 47-2	March 26, 2019	March 26, 2024	160,000	March 14, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 48-1	Sept. 24, 2019	Sept. 23, 2022	80,000	Sept. 10, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 48-2	Sept. 24, 2019	Sept. 24, 2024	100,000	Sept. 10, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 48-3	Sept. 24, 2019	Sept. 23, 2026	50,000	Sept. 10, 2018	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction on changes of ownership structure
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 27, 2020

IV.	MANAGEMENT’S DISCUSSION AND ANALYSIS

Omitted in quarterly and semi-annual reports in accordance with Korean disclosure rules.

V.	AUDITOR’S OPINION

1.     Independent Auditors and Audit Opinions

A.	Independent Auditor and Audit Opinion (Consolidated)

Period	Independent auditor	Audit opinion	Emphasis of Matter	Critical Audit Matters
Three months ended March 31, 2020	KPMG Samjong Accounting Corp.	—	—	—

Year ended December 31, 2019	KPMG Samjong Accounting Corp.	Unqualified	N/A	Revenue recognition; assessment of impairment of cash-generating unit of security services

Year ended December 31, 2018	KPMG Samjong Accounting Corp.	Unqualified	N/A	Revenue recognition; recognition of incremental costs of obtaining contracts

B.	Audit Services Contracts with Independent Auditors

(Unit: in millions of Won except number of hours)
Period	Auditors	Contents	Fee	Total number of hours
Three months ended March 31, 2020	KPMG Samjong Accounting Corp.	Quarterly review	2,360	23,600
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit

Year ended December 31, 2019	KPMG Samjong Accounting Corp.	Quarterly review	1,860	23,040
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task

Year ended December 31, 2018	KPMG Samjong Accounting Corp.	Semi-annual review	1,700	22,058
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task

C.	Non-Audit Services Contracts with Independent Auditors

(Unit: in millions of Won)
Period	Contract date	Service provided	Service duration	Fee
Three months ended March 31, 2020	—	—	—	—
Year ended December 31, 2019	February 8, 2019	Consulting for publication of 2018 integrated annual report	February 8, 2019 – June 30, 2019	120
	April 26, 2019	Confirmation of financial information	April 26, 2019 – April 29, 2019	3
Year ended December 31, 2018	September 20, 2018	Confirmation of financial information	September 20, 2018 – September 21, 2018	2
	March 5, 2018	Issuance of comfort letters	March 5, 2018 – April 26, 2018	110

D.	Discussions between Audit Committee and Independent Auditors

Date	Attendance	Method	Key Matters Discussed
February 3, 2020	Audit Committee: 4 Independent Auditor: 2	Written report	Report on the progress of internal accounting management system audit

February 19, 2020	Audit Committee: 4 Independent Auditor: 2	In-person report	Report on critical audit matters and results of audit of financial statements; report on the results of internal accounting management system audit

April 22, 2020	Audit Committee: 4 Independent Auditor: 1	In-person report	Report on 2019 Public Company Accounting Oversight Board audit results; report on 2020 audit plan and selection of critical audit matters

VI.	CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS

1.     Board of Directors

A.	Overview of the Composition of the Board of Directors

The Board of Directors is composed of eight members: five independent directors, two inside directors and one non-executive director. Within the Board of Directors, there are five committees: Independent Director Nomination Committee, Audit Committee, Compensation Committee, CapEx Review Committee and Corporate Citizenship Committee.

(As of March 31, 2020)
Total number of persons	Inside directors	Non-executive director	Independent directors
8	Jung Ho Park, Young Sang Ryu	Dae Sik Cho	Yong-Hak Kim, Seok-Dong Kim, Jung Ho Ahn, Youngmin Yoon, Junmo Kim

At the 36th General Meeting of Shareholders held on March 26, 2020, Yong-Hak Kim was newly elected as an independent director and a member of the audit committee and Junmo Kim was newly elected as an independent director.

Yong-Hak Kim, as a highly respected sociologist with knowledge and virtue that can contribute to the Company’s proactive pursuit of social value, was elected as the chairman of the Board of Directors by the directors pursuant to Article 4(2) of the regulations of the Board of Directors.

B.	Significant Activities of the Board of Directors

Meeting	Date	Agenda	Approval
431st (the 1st meeting of 2020)	January 16, 2020	• Management plan for 2020	Approved as proposed

432nd (the 2nd meeting of 2020)	February 6, 2020

•  Financial statements as of and for the year ended December 31, 2019

•  Delegation of funding through long-term borrowings

•  Annual business report as of and for the year ended December 31, 2019

•  Participation in capital increase by SK’s investment company in Southeast Asia

•  Donation to the Korean Fencing Association

•  Donation for the creation of social values

•  Report of internal accounting management

•  Report for the period after the fourth quarter of 2019

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed — —

433rd (the 3rd meeting of 2020)	February 20, 2020	• Plan for the 36th General Meeting of Shareholders • Results on internal accounting management	Approved as proposed —

434th (the 4th meeting of 2020)	March 26, 2020	• Election of the chairman of the Board of Directors • Election of the representative director • Election of committee members • Transactions with SK Holdings in the second quarter of 2020	Approved as proposed Approved as proposed Approved as proposed Approved as proposed

435th (the 5th meeting of 2020)	April 23, 2020	• Payment of operating costs of SUPEX Council in 2020 • Report for the period after the first quarter of 2020	Approved as proposed —

*	The line items that do not show approval are for reporting purposes only.

C.	Committees within Board of Directors

(1)	Committee structure (as of March 31, 2020)

(a)    Independent Director Nomination Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	Jung Ho Park	Seok-Dong Kim, Jung Ho Ahn	Nomination of independent directors

*	Under the Korean Commercial Code, a majority of the members of the Independent Director Nomination Committee must be independent directors.

(b)    Compensation Review Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Yong-Hak Kim, Seok-Dong Kim, Junmo Kim	Review CEO remuneration system and amount

*	The Compensation Review Committee is a committee established by the resolution of the Board of Directors.

(c)    Capex Review Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
6	Young Sang Ryu	Yong-Hak Kim, Seok-Dong Kim, Jung Ho Ahn, Youngmin Yoon, Junmo Kim	Review major investment plans and changes thereto

*	The Capex Review Committee is a committee established by the resolution of the Board of Directors.

(d)    Corporate Citizenship Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Jung Ho Ahn, Youngmin Yoon, Junmo Kim	Review guidelines on corporate social responsibility (“CSR”) programs, etc.

*	The Corporate Citizenship Committee is a committee established by the resolution of the Board of Directors.

(e)    Audit Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
4	—	Seok-Dong Kim, Yong-Hak Kim, Youngmin Yoon, Jung Ho Ahn	Review financial statements and supervise independent audit process, etc.

*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation and the Korean Commercial Code.

2.     Audit System

The Company’s Audit Committee consists of four independent directors, Seok-Dong Kim (chairman of the Audit Committee and financial and accounting expert), Yong-Hak Kim, Youngmin Yoon and Jung Ho Ahn.

Major activities of the Audit Committee as of March 31, 2020 are set forth below.

Meeting	Date	Agenda	Approval
The 1st meeting of 2020	February 5, 2020

•  Evaluation of internal accounting management system operation

•  Review of business and audit results for 2019 and business and audit plans for 2020

•  Evaluation of internal monitoring controls based on the opinion of the members of the Audit Committee

— — Approved as proposed

The 2nd meeting of 2020	February 19, 2020

•  Report on results of audit of fiscal year 2019

•  Report on audit of 2019 internal accounting management system

•  Evaluation of internal accounting management system operation

•  Report on contract for customer appreciation gifts to fixed-line telephone customers for 2020

— — Approved as proposed Approved as proposed

The 3rd meeting of 2020	February 20, 2020	• Agenda and document review for the 36th General Meeting of Shareholders • Auditor’s report for fiscal year 2019	Approved as proposed Approved as proposed
The 4th meeting of 2020	March 26, 2020	• Contract for maintenance services of optical cables in 2020 • Contract for maintenance services of transmission equipment in 2020	Approved as proposed Approved as proposed

The 5th meeting of 2020	April 22, 2020	• Election of the chairman of the Audit Committee • Approval of external auditor services for fiscal year 2020 • Audit plan for fiscal year 2020	Approved as proposed Approved as proposed —

*	The line items that do not show approval are for reporting purposes only.

3.    Shareholders’ Exercise of Voting Rights

A.	Voting System and Exercise of Minority Shareholders’ Rights

Pursuant to the Articles of Incorporation as shown below, the cumulative voting system was first introduced in the general meeting of shareholders held in 2003.

Articles of Incorporation	Description
Article 32(3) (Election of Directors)	Cumulative voting under Article 382-2 of the Korean Commercial Code will not be applied for the election of directors.

Article 4 of the 12th Supplement to the Articles of Incorporation (Interim Regulation)	Article 32(3) of the Articles of Incorporation shall remain effective until the day immediately preceding the date of the general meeting of shareholders held in 2003.

During the 34th general meeting of shareholders held on March 21, 2018, the Company adopted the electronic voting method. Pursuant to Article 368-4 of the Korean Commercial Code, the Company entrusted the Korea Securities Depository with the role of administering the electronic voting system, allowing shareholders to exercise their voting rights through electronic voting without attending the general meeting of shareholders.

Written voting system is not applicable. Minority shareholder rights were not exercised during the relevant period.

VII.	SHAREHOLDERS

1.    Shareholdings of the Largest Shareholder and Related Persons

A.	Shareholdings of the Largest Shareholder and Related Persons

(As of March 31, 2020)			(Unit: in shares and percentages)
Name	Relationship	Type of share	Number of shares owned and ownership ratio
			Beginning of Period		End of Period
			Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Holdings Co., Ltd.	Largest Shareholder	Common share	21,624,120	26.78	21,624,120	26.78
Tae Won Chey	Officer of affiliated company	Common share	100	0.00	100	0.00
Dong Hyun Jang	Officer of affiliated company	Common share	251	0.00	251	0.00
Jung Ho Park	Officer of the Company	Common share	1,000	0.00	2,500	0.00
Young Sang Ryu	Officer of the Company	Common share	—	0.00	500	0.00
Total		Common share	21,625,471	26.78	21,627,471	26.78

B.	Overview of the Largest Shareholder

As of March 31, 2020, the Company’s largest shareholder was SK Holdings. SK Holdings was established on April 13, 1991 and was made public on the securities market on November 11, 2009 under the identification code “034730.” SK Holdings is located at 26, Jong-ro, Jongno-gu, Seoul, Korea. SK Holdings’ telephone number is +82-2-2121-5114 and its website is www.sk.co.kr.

C.	Changes in Shareholdings of the Largest Shareholder and Related Persons

Changes in shareholdings of the largest shareholder are as follows:

(As of March 31, 2020)				(Unit: in shares and percentages)
Largest Shareholder	Date of the change in the largest shareholder/ Date of change in shareholding	Shares Held*	Holding Ratio	Remarks
SK Holdings	March 24, 2017	20,364,870	25.22	Retirement of Myung Hyun Cho, SK Broadband’s independent director (ownership of 60 shares of the Company)
	March 28, 2017	20,365,370	25.22	Jung Ho Park, CEO of the Company, purchased 500 shares.
	March 30, 2017	20,365,870	25.22	Jung Ho Park, CEO of the Company, purchased 500 additional shares.
	July 7, 2017	20,364,803	25.22	Shin Won Chey, SKC’s Chairman, disposed of 1,067 shares.
	December 27, 2018	21,625,471	26.78	SK Holdings’ interest in SK Infosec was transferred to the Company in exchange for the Company’s issuance of treasury shares to SK Holdings.
	February 17, 2020	21,627,471	26.78	Jung Ho Park, CEO of the Company, purchased 1,500 additional shares; Young Sang Ryu, inside director of the Company, purchased 500 shares.

2.    Distribution of Shares

A.	Shareholders with ownership of 5% or more and others

(As of March 31, 2020)		(Unit: in shares and percentages)
Name (title)	Common share
	Number of shares	Ownership ratio	Remarks
SK Holdings	21,624,120	26.78%	—
National Pension Service	9,040,119	11.20%	—
SK Telecom	7,609,263	9.42%	Treasury shares
Citibank ADR	7,883,904	9.76%	—
Shareholdings under the Employee Stock Ownership Program	—	—	—

*

Due to the infeasibility of closing the shareholder register and ascertaining the shareholding status as of March 31, 2020, the information above is based on information as of the most recent record date (December 31, 2019) and beneficial ownership reports, which may differ from actual shareholding information as of March 31, 2020.

B.	Shareholder Distribution

(As of March 31, 2020)			(Unit: in shares and percentages)
Classification	Number of shareholders	Ratio (%)	Number of shares	Ratio (%)	Remarks
Total minority shareholders*	70,697	99.99%	33,249,477	41.17%	—

*

Due to the infeasibility of closing the shareholder register and ascertaining the shareholding status as of March 31, 2020, the information above is based on information as of the most recent record date (December 31, 2019) and beneficial ownership reports, which may differ from actual shareholding information as of March 31, 2020.

3.    Share Price and Trading Volume in the Last Six Months

A.	Domestic Securities Market

(Unit: in Won and shares)
Types		March 2020	February 2020	January 2020	December 2019	November 2019	October 2019
Common stock	Highest	225,500	229,000	238,500	244,500	246,500	239,000
	Lowest	165,500	212,500	229,000	237,500	236,000	233,000
	Average	189,110	223,066	233,354	240,850	242,950	236,275
Daily transaction volume	Highest	993,798	400,126	534,218	986,698	316,789	218,574
	Lowest	207,340	102,123	90,895	96,960	77,308	74,972
Monthly transaction volume		6,385,443	4,582,386	4,609,540	4,402,059	3,103,639	2,485,938

B.	Foreign Securities Market (New York Stock Exchange)

(Unit : in US$ and ADRs)
Types		March 2020	February 2020	January 2020	December 2019	November 2019	October 2019
Depositary receipt	Highest	20.82	21.46	22.93	23.74	23.36	23.05
	Lowest	14.46	19.21	21.21	22.17	22.62	21.62
	Average	17.63	20.64	22.39	22.81	23.11	22.30
Daily transaction volume	Highest	941,336	834,301	603,712	448,910	648,198	648,198
	Lowest	380,332	213,560	154,270	84,421	174,268	182,045
Monthly transaction volume		13,290,850	8,913,058	7,559,532	5,673,554	6,117,721	6,503,445

VIII.	EMPLOYEES AND DIRECTORS

1.    Officers and Employees

A.	Employees

(As of March 31, 2020)							(Unit: in persons and millions of Won)
Business segment	Gender	Number of employees					Average service year	Aggregate wage for the year of 2020	Average wage per person
		Employees without a fixed term of employment		Employees with a fixed term of employment		Total
		Total	Part-time employees	Total	Part-time employees
—	Male	4,386	—	77	—	4,463	13.0	261,089	58
—	Female	882	—	163	—	1,045	8.3	38,887	37
Total		5,268	—	240	—	5,508	12.1	299,976	54

B.	Compensation of Unregistered Officers

(As of March 31, 2020)		(Unit: in persons and millions of Won)
Number of Unregistered Officers	Aggregate wage for the year of 2020	Average wage per person
101	32,392	321

2.    Compensation of Directors

A.	Amount Approved at the Shareholders’ Meeting

(As of March 31, 2020)		(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Approved
Directors	8	12,000

B.	Amount Paid

B-1. Total Amount

(As of March 31, 2020)		(Unit: in millions of Won)
Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director	Remarks
8	4,849	606	—

B-2. Amount by Classification

(As of March 31, 2020)			(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director	Remarks
Inside Directors	3	4,747	1,582	—
Independent Directors (Excluding Audit Committee Members)	1	21	21	—
Audit Committee Members	4	82	20	March salaries for former independent directors Jae Hoon Lee and Jae Hyeon Ahn were calculated by multiplying daily average salary by term of service.
Auditor	—	—	—	—

3.    Individual Compensation of Directors and Officers

Omitted in quarterly reports in accordance with Korean disclosure rules.

4.    Stock Options Granted and Exercised

A.	Stock Options Granted to Directors and Auditors

(As of March 31, 2020)
Classification	Number of Directors	Fair Value of Stock Options (millions of Won)	Remarks
Inside Directors	3	28	—
Independent Directors (Excluding Audit Committee Members)	1	—	—
Audit Committee Members	4	—	—
Total	8	28	—

B.	Stock Options Granted and Exercised

(As of March 31, 2020)							(Unit: in Won and shares)
	Relationship with the	Date of	Method of	Changes			Unexercised Number of		Exercise
Grantee	Company	Grant	Grant	Granted	Exercised	Canceled	Shares	Exercise Period	Price
Jung Ho Park	Inside Director	March 24, 2017	Issuance of treasury stock, cash settlement	22,168	—	—	22,168	March 25, 2019 – March 24, 2022	246,750
Jung Ho Park	Inside Director	March 24, 2017	Issuance of treasury stock, cash settlement	22,168	—	—	22,168	March 25, 2020 – March 24, 2023	266,490
Jung Ho Park	Inside Director	March 24, 2017	Issuance of treasury stock, cash settlement	22,168	—	—	22,168	Mach 25, 2021 – March 24, 2024	287,810
Jung Ho Park	Inside Director	March 26, 2020	Issuance of treasury stock, cash settlement	111,106	—	—	111,106	March 27, 2023 – March 26, 2027	192,260
Young Sang Ryu	Inside Director	February 20, 2018	Issuance of treasury stock, cash settlement	1,358	—	—	1,358	February 21, 2020 – February 20, 2023	254,120
Young Sang Ryu	Inside Director	March 26, 2019	Issuance of treasury stock, cash settlement	1,734	—	—	1,734	March 27, 2021 – March 26, 2024	254,310
Young Sang Ryu	Inside Director	March, 26, 2020	Issuance of treasury stock, cash settlement	2,353	—	—	2,353	March 27, 2023 – March 26, 2027	192,260
Jong Ryeol Kang	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	2,048	—	—	2,048	March 27, 2023 – March 26, 2027	192,260
Hyoung Il Ha	Unregistered Officer	February 22, 2019	Issuance of treasury stock, cash settlement	1,564	—	—	1,564	February 23, 2021 – February 22, 2024	265,260
Hyoung Il Ha	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	1,961	—	—	1,961	March 27, 2023 – March 26, 2027	192,260

(As of March 31, 2020)							(Unit: in Won and shares)
	Relationship with the	Date of	Method of	Changes			Unexercised Number of		Exercise
Grantee	Company	Grant	Grant	Granted	Exercised	Canceled	Shares	Exercise Period	Price
Yoon Kim	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	1,874	—	—	1,874	March 27, 2023 – March 26, 2027	192,260
Seok Joon Huh	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	1,852	—	—	1,852	March 27, 2023 – March 26, 2027	192,260
Poong Young Yoon	Unregistered Officer	February 22, 2019	Issuance of treasury stock, cash settlement	1,244	—	—	1,244	February 23, 2021 – February 22, 2024	265,260
Poong Young Yoon	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	1,743	—	—	1,743	March 27, 2023 – March 26, 2027	192,260
Seong Ho Ha	Unregistered Officer	February 22, 2019	Issuance of treasury stock, cash settlement	1,369	—	—	1,369	February 23, 2021 – February 22, 2024	265,260
Seong Ho Ha	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	1,656	—	—	1,656	March 27, 2023 – March 26, 2027	192,260
Dong Hwan Cho	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	1,525	—	—	1,525	March 27, 2023 – March 26, 2027	192,260
HyunA Lee	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	1,525	—	—	1,525	March 27, 2023 – March 26, 2027	192,260

* Includes	stock options of unregistered officers.

IX.	RELATED PARTY TRANSACTIONS

1.    Line of Credit Extended to the Largest Shareholder and Related Parties

(As of March 31, 2020)					(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
SK Wyverns	Affiliate	Long-term and short-term loans	204	—	—	204	—	—

2.    Transfer of Assets to/from the Largest Shareholder and Related Parties and Other Transactions

Purchase and Dispositions of Investments

None.

Purchase and Disposition of Securities

•

On January 3, 2020, in order to achieve growth in the T-commerce business and enhance synergies with the Company’s ICT businesses, SK Telecom completed its acquisition of a 100% interest in SK Stoa (3,631,355 shares), with a book value of Won 40 billion, from SK Broadband.

Transfer of Assets

(Unit: in millions of Won)
Counterparty	Relationship	Details of Transfer
	with	Type	Date of Transaction	Purpose	Subject of Transfer	Transaction Amount
	Counterparty					Purchase	Sale
SK Innovation Co., Ltd.	Affiliate	Sale	February 18, 2020	Transfer of assets	Golf membership (Lakeside)	—	573
Total						—	573

*	In accordance with applicable disclosure requirements, transactions of less than Won 100 million are omitted.

3.    Transactions with the Largest Shareholder and Related Parties

(Unit: in millions of Won)
Counterparty	Relationship with Counterparty	Type	Transaction Period	Transaction Details	Transaction Amount
PS&Marketing	Affiliate	Purchase	January 1, 2020 – March 31, 2020	Marketing fees, etc.	311,535

4.    Related Party Transactions

See note 30 of the notes to the Company’s unaudited consolidated financial statements attached hereto for more information regarding related party transactions.

5.    Other Related Party Transactions (excluding Transactions with the Largest Shareholder and Related Parties listed above)

A.	Provisional Payment and Loans (including loans on marketable securities)

(As of March 31, 2020)					(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Baekmajang and others	Agency	Long-term and short-term loans	65,681	111,242	107,349	69,574	—	—
Daehan Kanggun BCN Inc.	Investee	Long-term loans	22,148	—	—	22,148	—	—

X.	OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS

1.    Developments in the Items Mentioned in Prior Reports on Important Business Matters

A.	Summary Minutes of the General Meeting of Shareholders

Date	Agenda	Resolution
34th Fiscal Year Meeting of Shareholders (March 21, 2018)

1.  Approval of the financial statements for the year ended December 31, 2017

2.  Award of stock options

3.  Election of directors

•   Election of an inside director

•   Election of an independent director

4.  Election of an independent director as Audit Committee member

5.  Approval of remuneration limit for directors

Approved (Cash dividend, Won 9,000 per share) Approved Approved (Young Sang Ryu) Approved (Youngmin Yoon) Approved (Youngmin Yoon) Approved (Won 12 billion)

35th Fiscal Year Meeting of Shareholders (March 26, 2019)

1.  Approval of the financial statements for the year ended December 31, 2018

2.  Amendments to Articles of Incorporation

3.  Approval of award of stock options

4.  Award of stock options

5.  Election of an independent director

6.  Election of an independent director as Audit Committee member

7.  Approval of remuneration limit for directors

Approved (Cash dividend, Won 9,000 per share) Approved Approved Approved Approved (Seok-Dong Kim) Approved (Seok-Dong Kim) Approved (Won 12 billion)

36th Fiscal Year Meeting of Shareholders (March 26, 2020)

1.  Approval of the financial statements for the year ended December 31, 2019

2.  Amendments to Articles of Incorporation

3.  Award of stock options

4.  Election of directors

•   Election of an inside director

•   Election of a non-executive director

•   Election of an independent director

•   Election of an independent director

•   Election of an independent director

5.  Election of an independent director as Audit Committee member

•   Election of an independent director as Audit Committee member

•   Election of an independent director as Audit Committee member

6.  Approval of remuneration limit for directors

7.  Amendment of remuneration policy for executives

Approved (Cash dividend, Won 9,000 per share)

Approved

Approved

Approved (Jung Ho Park)

Approved (Dae Sik Cho)

Approved (Yong-Hak Kim)

Approved (Junmo Kim)

Approved (Jung Ho Ahn)

Approved (Yong-Hak Kim)

Approved (Jung Ho Ahn)

Approved (Won 12 billion)

Approved

2.    Contingent Liabilities

A.	Legal Proceedings

[SK Telecom]

As of March 31, 2020, the Company is involved in various pending legal proceedings and the provisions recognized for these proceedings are not material. The management of the Company has determined that there are currently no present obligations in connection with proceedings for which no provision has been recognized. The management has also determined that the outcome of these proceedings will not have a significant impact on the Company’s financial position and operating performance.

A lawsuit brought by Nonghyup Bank against SK Planet, a subsidiary of the Company, regarding the validity of a credit card partnership agreement has been resolved by the parties through mediation in 2018. Pursuant to the results of the mediation, the partnership agreement between SK Planet and Nonghyup Bank will stay in effect until April 2021, and SK Planet will be responsible for settlement of fees related to customer transactions until September 2021, which is the last expiration date of the cards issued. SK Planet has determined that the partnership agreement and related agreements meet the definition of an onerous contract under K-IFRS 1037 and recognized its best estimate of the payment amount necessary to discharge its present obligations as of the end of the reporting period as current and non-current provisions in the amount of Won 31,388 million and Won 10,539 million, respectively.

[SK Broadband]

As of March 31, 2020, there were 12 pending lawsuits against SK Broadband (aggregate amount of claims of Won 7,429 million). The management believes that the final outcome of these proceedings will not have a significant impact on the Company’s financial statements.

[SK Planet]

As of March 31, 2020, there were two pending lawsuits against SK Planet (aggregate amount of claims of Won 250 million). The management cannot reasonably predict the outcome of these cases, and no amount in connection with these proceedings was recognized on the Company’s financial statements.

[Eleven Street]

As of March 31, 2020, there were four pending lawsuits against Eleven Street (aggregate amount of claims of Won 121 million). The management cannot reasonably predict the outcome of these cases, and no amount in connection with these proceedings was recognized on the Company’s financial statements.

[Life & Security Holdings]

As of March 31, 2020, there were 22 pending lawsuits against Life & Security Holdings (aggregate amount of claims of Won 1,974 million), and provisions in the amount of Won 842 million in connection with such lawsuits were recognized.

[Incross]

As of March 31, 2020, there was one pending lawsuit against Incross, and the management cannot reasonably predict the outcome of such proceeding.

B.	Other Contingent Liabilities

[SK Telecom]

(1) Issuance of debt securities recognized as equity

Category	Series 2-1	Series 2-2
Date of issuance	June 7, 2018	June 7, 2018
Amount of issuance	Won 300,000 million	Won 100,000 million
Purpose of issuance	Working capital
Method of issuance	Private placement
Listing status	Unlisted
Amount outstanding	Won 300,000 million	Won 100,000 million

	Category	Series 2-1	Series 2-2
Matters concerning recognition as equity	Accounting treatment	Recognized as equity for accounting purposes as the issuer has unconditional right to defer payment of principal and interest, including the ability to extend maturity at the issuer’s option at maturity and defer interest payment provided that certain conditions are satisfied.
	Credit rating agencies, etc.	Both foreign and Korean credit rating agencies currently recognize a part of the capital securities issued by the Company as equity.

	Accrued interest amount	—

	Date of maturity and early repayment	Date of maturity: June 7, 2078 Early repayment: Absent special circumstances, early repayment can be made after June 7, 2023, the fifth anniversary of the date of issuance.

	Interest at issuance	3.704%	3.654%
* Step-up clause: Interest rate to be increased by 0.25% on the tenth anniversary of the date of issuance and by 0.75% on the 25th anniversary of the date of issuance (total increase of 1.00%)

	Priority	Subordinated (pari passu with preferred shares in case of liquidation)

	Effect on financial structure if classified as debt	Increase in debt-to-equity ratio

	Other key terms of issuance, etc.	—

[SK Broadband]

SK Broadband has entered into revolving credit facilities with a limit of Won 88.1 billion with two financial institutions including Shinhan Bank in relation to its loans.

In connection with public offerings of notes, SK Broadband is subject to certain restrictions with respect to its debt ratio, third party payment guarantees and other limitations on liens.

The board of directors of SK Broadband has approved the provision of deposit collateral to support the funding of the employee stock ownership association by its members. As of March 31, 2020, SK Broadband did not provide any financial products as collateral.

SK Broadband has provided “geun” mortgage amounting to Won 4,013 million on certain of its buildings, including Ilsan Guksa, in connection with leasing of such buildings.

SK Broadband has entered into a leased line contract and a resale contract for fixed-line telecommunication services with SK Telecom.

Seoul Guarantee Insurance Company has provided a performance guarantee of Won 33,491 million to SK Broadband in connection with the performance of certain contracts and the repair of any defects.

[SK Planet]

As of March 31, 2020, SK Planet has entered into revolving credit facilities of up to Won 17 billion with Shinhan Bank and KEB Hana Bank.

As of March 31, 2020, Seoul Guarantee Insurance Company and KEB Hana Bank have provided guarantees of Won 2,946 million in total to SK Planet in connection with the performance of certain contracts and curing of defects.

[ADT CAPS]

As of March 31, 2020, ADT CAPS has entered into the following agreements with financial institutions, including loan agreements:

(Unit: in millions of Won)
Financial Institution	Type of Loan	Line of Credit	Amount Borrowed
KEB Hana Bank	Revolving credit	5,000	5,000
Shinhan Bank	Revolving credit	15,000	15,000

As of March 31, 2020, ADT CAPS has been provided with the following material payment guarantees by other parties:

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Defect performance guarantee, etc.	22,302
Seoul Guarantee Insurance Company	Fidelity guarantee	45,930

As of March 31, 2020, ADT CAPS has entered into an accounts receivable-backed loan agreement with a credit limit of Won 58,000 million (of which ADT Caps has borrowed Won 44,515 million) and a letter of credit of Won 2,000 million with KEB Hana Bank in order to make purchase payments. In addition, ADT CAPS has entered into an accounts receivable-backed loan agreement with a credit limit of Won 65,000 million (of which ADT Caps has borrowed Won 7,700 million) with Kookmin Bank.

ADT CAPS has provided its shares as collateral for a long-term loan (face value of Won 1,900 billion) of Life & Security Holdings.

Agreements with financial institutions under which ADT CAPS has incurred or will incur new loan obligations subsequent to March 31, 2020 is as follows. Matters subsequent to March 31, 2020 below are plans, for which the applicable amount borrowed or date of drawdown are subject to change:

(Unit: in millions of Won)
Financial Institution	Type of Loan	Line of Credit	Amount Borrowed	Date of Drawdown	Notes
KEB Hana Bank	Revolving credit	5,000	5,000	May 14, 2019	Existing contract, scheduled to be extended at maturity
KEB Hana Bank	Revolving credit	27,000	27,000	April 22, 2020	—
KEB Hana Bank	Revolving credit	13,000	13,000	May 7, 2020	—
Shinhan Bank	Revolving credit	15,000	15,000	October 19, 2019	Existing contract

[Dreamus Company]

As of March 31, 2020, Seoul Guarantee Insurance Company has provided a guarantee of Won 390 million in connection with the performance, prepayment and curing of defects under certain contracts related to product development.

Dreamus Company has entered into agreements with certain domestic and foreign companies for the implementation of designs and technologies in connection with product manufacturing, pursuant to which it is paying certain fees for the revenues generated from applicable products and the use of patents. The aggregate amount of such fees paid in the first quarter of 2020 and the fourth quarter of 2019 were Won 75 million and Won 160 million, respectively, which were included in its cost of sales and selling and administrative expenses.

[SK Infosec]

SK Infosec has issued a blank note to SK Holdings as collateral in connection with a contract performance guarantee.

[Onestore]

As of March 31, 2020, details of the major payment guarantees received by Onestore from third parties are as follows:

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
KEB Hana Bank	Miscellaneous Won payment guarantee	100
Seoul Guarantee Insurance Company	E-commerce (payment method) guarantee	106

[Incross]

As of March 31, 2020, Incross has pledged the following assets:

(Unit: in millions of Won)
Pledged Assets	Agreement Details	Amount	Pledgee
Short-term financial instruments	Guarantee of contract performance	7,600	NAVER Corporation
		6,919	Kakao Corp.
		250	Smart Media Representative Co., Ltd.
		10	Brand Blue
		20	DongKook Pharmaceutical Co., Ltd.
		748	Kakao Games Corp.
		1,610	LG U+

Total		17,157

As of March 31, 2020, Incross has entered into the following loan or transaction limit agreements on a consolidated basis:

(Unit: in millions of Won)
Counterparty	Agreement Details	Amount
KEB Hana Bank	Loan for general funds	2,500
Woori Bank	Loan for general funds	2,000
Industrial Bank of Korea	Loan for general funds	4,100

Total		8,600

As of March 31, 2020, Seoul Guarantee Insurance Company has provided a guarantee of Won 251 million (Won 230 million as of December 31, 2019) in connection with the guarantee of contract performance related to Incross’ operations.

Pursuant to Article 530-3(1) of the Korean Commercial Code, Incross’ SP business was spun off into a newly established company pursuant to a special resolution of its general shareholders’ meeting on March 28, 2014, and pursuant to Article 530-9(1) of the Korean Commercial Code, Incross and the new spun-off company are jointly liable for the repayment of debt incurred prior to the spin-off.

[M&Service]

As of March 31, 2020, M&Service has entered into the following agreements with financial institutions, including loan agreements:

(Unit: in millions of Won)
Financial Institution	Type of Loan	Line of Credit	Amount Borrowed
Shinhan Bank	Payment guarantee	1,000,000	—
KEB Hana Bank	Revolving credit	5,000,000	—
Korea Development Bank	Revolving credit	5,000,000	—

3.     Status of Sanctions, etc.

[SK Telecom]

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Jan. 24, 2018	KCC	SK Telecom	Decision of 5th KCC Meeting of 2018 • Correctional order • Fine of Won 21.1 billion	Payment of subsidies exceeding 115% limit by dealers; payment of discriminatory subsidies by dealers; inducement of such payments (Articles 4-5, 3-1(1) and 9-3 of the MDDIA)	Decision confirmed; fine paid; correctional order implemented	Immediately ceased such activities; provided notice of plan for implementation of correctional order to marketing personnel; revised standard agreement and reinforced supervision

Jan. 24, 2018	KCC	SK Telecom	Decision of 5th KCC Meeting of 2018 • Correctional order • Fine of Won 223.4 million	Payment of excessive subsidies contradictory with disclosure for recruitment of corporate customers (Article 4-4 of the MDDIA)	Decision confirmed; fine paid; correctional order implemented	Immediately ceased such activities; provided notice of plan for implementation of correctional order to marketing personnel; provided training and reinforced supervision of corporate business

Jan. 24, 2018	KCC	SK Telecom	Decision of 5th KCC Meeting of 2018 • Correctional order • Fine of Won 27 million	Payment of subsidies exceeding 115% limit by Samsung Electronics; payment of discriminatory subsidies by Samsung Electronics; inducement of such payments (Articles 4-5, 3-1(1) and 9-3 of the MDDIA)	Decision confirmed; fine paid; correctional order implemented	Immediately ceased such activities; provided notice of plan for implementation of correctional order to marketing personnel; provided training and reinforced supervision

Sept. 2, 2018	Korea Fair Trade Commission	SK Telecom, former director	Sept. 12, 2018 decision by Seoul Central District Court • SK Telecom: Fine of Won 50 million • Former director: Sentence of 6 months of imprisonment (2 years of probation)	Abuse of bargaining power in transferring visiting salespeople against the intent of the head of the sales office that contracted with such salespeople (Articles 70, 67-2 and 23-1(4) of the Monopoly Regulation and Fair Trade Act; Article 30 of the Criminal Code)	Decision confirmed; fine paid	Provided training (twice a year); implemented compliance program for employees and executives

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Mar. 20, 2019	KCC	SK Telecom	Decision of 14th KCC Meeting of 2019 • Correctional order • Fine of Won 975 million	Payment of subsidies exceeding 115% limit by dealers; payment of discriminatory subsidies by dealers; inducement of such payments in connection with operation of online business channels (Articles 4-5, 3-1(1) and 9-3 of the MDDIA)	Decision confirmed; fine paid; correctional order implemented	Immediately ceased such activities; implemented compliance monitoring of online sales guidelines; revised online request system

June 26, 2019	KCC	SK Telecom	Decision of 31st KCC Meeting of 2019 • Correctional order • Fine of Won 231 million	Refusal or delay of termination of user contract without just cause (Article 50-1(5) of the Telecommunications Business Act; Article 42-1(5) of the Enforcement Decree)	Decision confirmed; payment of fine and implementation of correctional order completed	Addressed issues discovered during investigation, such as outbound contact with customers regarding termination without customer consent

July 9, 2019	KCC	SK Telecom	Decision of 33rd KCC Meeting of 2019 • Correctional order • Fine of Won 1.5 million	Failure to maintain subsidies without change for a minimum period of seven days (Article 4-3 of the MDDIA)	Decision confirmed; report on implementation of correctional order and payment of fine completed	Implemented improvements to work procedures (announce subsidies separately from public announcements on official website in case of notice of subsidies during pre-order period)

[SK Broadband]

(1)	Violation of the Telecommunications Business Act

•	Date: October 12, 2018

•	Sanction: SK Broadband received a correctional order (corrective measures for violation of the Telecommunications Business Act related to representative phone number card payment services).

•

Reason and the Relevant Law: Violated Article 50-1 Paragraph 5(2) of the Telecommunications Business Act and Article 42-1 of its Enforcement Decree by failing to explain or disclose or misrepresenting important matters to users such as rates, contract conditions or rate discounts.

•	Status of Implementation: Made an official announcement about having received the correctional order and paid the fine.

•	Company’s Measures: Implement the correctional order and pay the fine.

(2)	Violation of the Telecommunications Business Act

•	Date: December 21, 2018

•

Sanction: SK Broadband received a correctional order to amend its business report for the year ended December 31, 2017 to correct errors and submit it to the MSIT, and was imposed a fine of Won 164 million.

•

Reason and the Relevant Law: Violated Article 49 of the Telecommunications Business Act by failing to prepare and submit the Telecommunications Business Report for the year ended December 31, 2017 in compliance with the requirements under the Regulations on Accounting and Reporting of Telecommunications Businesses and the Accounting Classification Standards of Telecommunications Businesses, as such report contained errors in the classification of assets, income and expenses.

•	Status of Implementation: Submitted the amended business report and paid the fine.

•	Company’s Measures: Improve work procedures to prevent errors in the future.

(3)	Violation of the Telecommunications Business Act

•	Date: February 25, 2019

•	Sanction: SK Broadband received a correctional order and was imposed a fine of Won 2.8 million (for violation of the Telecommunications Business Act related to a misrepresentation of statistics).

•

Reason and the Relevant Law: Violated Article 88-1, Article 92-1 and Article 104-5(17) of the Telecommunications Business Act by failing to accurately report the number of high-speed Internet subscribers.

•	Status of Implementation: Submitted plans for implementation of correctional order, including improvement of relevant business procedures.

•	Company’s Measures: Implement the correctional order and pay the fine.

(4)	Violation of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc.

•	Date: March 15, 2019

•	Sanction: SK Broadband was imposed a fine of Won 4.8 million for breach of restrictions on rendering information transmission services.

•

Reason and the Relevant Law: Violated Articles 50-4 and 76 of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc. and Article 74 of its Enforcement Decree by failing to establish service rejection procedures against spammers.

•	Status of Implementation: Implemented improvements to advertisement transmission related activities and paid the fine (April 2018).

•	Company’s Measures: Implement procedures for denying services to spammers.

(5)	Violation of the Telecommunications Business Act

•	Date: June 26, 2019

•	Sanction: SK Broadband received a correctional order (corrective measures for damaging users’ interests by restricting termination of high-speed Internet and bundled services).

•

Reason and the Relevant Law: Violated Article 50-1(5) of the Telecommunications Business Act and Article 42-1(5) of its Enforcement Decree by delaying, rejecting or restricting termination of user contracts without just cause.

•	Status of Implementation: Made an official announcement about having received the correctional order, improved operating procedures and paid the fine (Won 165 million).

•	Company’s Measures: Implement the correctional order and pay the fine.

(6)	Collusive bidding

•	Date: July 29, 2019

•

Sanction: SK Broadband received a correctional order (for unjustly restricting competition while participating in a bid for a public sector-only circuit project of public agencies) and was imposed a fine of Won 32.7 million. However, SK Broadband was ultimately exempted from both the correctional order and the fine.

•

Reason and the Relevant Law: Violated Article 19-1(3), Article 19-1(8) and Article 22-2(1)(2) of the Monopoly Regulation and Fair Trade Act, and Article 33 and Article 35-1 of its Enforcement Decree by substantially restricting competition in a bidding process for a public sector-only circuit project by agreeing on the winning bidder, bidding participants and the bidding price in advance. SK Broadband was the first to voluntarily report the act of collusion and was granted exemption from applicable sanctions.

•	Status of Implementation: Not applicable due to exemption.

•

Company’s Measures: Conduct legal education regarding collusive bidding (July 1, 2019 to July 19, 2019) and establish measures to prevent recurrence, including an internal reporting channel related to collusion and a fast-track system for legal advice on related matters.

(7)	Restriction on bidding eligibility

•	Date: September 30, 2019

•	Sanction: SK Broadband was prohibited from bidding in public sector auctions for six months.

•

Reason and the Relevant Law: Violated Article 76-1 of the Enforcement Decree of the Act on Contracts to which the State is a Party by engaging in collusive bidding in public sector-only circuit project auctions from 2015 to 2017.

•

Status of Implementation: Administrative proceedings are ongoing, and the prohibition has been stayed until 30 days after the conclusion of such proceedings in accordance with an injunction granted on October 15, 2019.

•

Company’s Measures: Conduct legal education regarding collusive bidding (July 1, 2019 to July 19, 2019) and establish measures to prevent recurrence, including an internal reporting channel related to collusion and a fast-track system for legal advice on related matters.

(8)	Collusive bidding in auction for selection of mobile message service provider

•	Date: November 29, 2019

•

Sanction: SK Broadband received a correctional order (for unjustly restricting competition while participating in a bid to be selected as a mobile message service provider for the Public Procurement Service) and was imposed a fine of Won 188 million.

•

Reason and the Relevant Law: Violated Article 19-1(8), Article 21, Article 22, Article 22-2(1)(2), Article 55-3 of the Monopoly Regulation and Fair Trade Act and Article 9, Article 33, Article 35-1, Article 61 and Appendix 2 of its Enforcement Decree by substantially restricting competition in an auction for selection of a mobile message service provider by agreeing on the winning bidder in advance, and either intentionally participating or restraining from participating in the bid so that such agreed-upon bidder can win the bid. SK Broadband was the second to voluntarily report the act of collusion and was granted a reduction in fine from Won 301 million to Won 188 million.

•	Status of Implementation: Paid the fine.

•

Company’s Measures: Conduct legal education regarding collusive bidding (July 1, 2019 to July 19, 2019) and establish measures to prevent recurrence, including an internal reporting channel related to collusion and a fast-track system for legal advice on related matters.

(9)	Restrictions in connection with Tbroad merger

•	Date: January 13, 2020

•

Sanction: SK Broadband received a correctional order (prohibiting acts of restricting competition, such as unilaterally raising prices, reducing the number of channels and inducing switch to high-priced products, based on post-merger market share).

•

Reason and the Relevant Law: Pursuant to Articles 7(1) and 16(1) of the Monopoly Regulation and Fair Trade Act, a correctional order was imposed to prevent the merged company from engaging in activities that may restrict competition in the pay TV market.

•	Status of Implementation: Preparing implementation plans.

•	Company’s Measures: Establish measures to prevent violations of the correctional order and implementation plans.

(10)	Violation of the Telecommunications Business Act

•	Date: January 15, 2020

•

Sanction: SK Broadband received a correctional order to amend its business report for the year ended December 31, 2018 to correct errors and submit it to the MSIT, and was imposed a fine of Won 79 million.

•

Reason and the Relevant Law: Violated Article 49 of the Telecommunications Business Act by failing to prepare and submit the Telecommunications Business Report for the year ended December 31, 2018 in compliance with the requirements under the Regulations on Accounting and Reporting of Telecommunications Businesses and the Accounting Classification Standards of Telecommunications Businesses, as such report contained errors in the classification of assets, income and expenses.

•	Status of Implementation: Submitted the amended business report on February 3, 2020 and paid the fine on February 7, 2020.

•	Company’s Measures: Improve work procedures to prevent errors in the future.

[Home & Service]

(1)	Violation of the Employment Insurance Act

•	Date: January 19, 2018

•	Sanction: Home & Service received a fine of Won 504,000.

•	Reason and the Relevant Law: Violated Article 15 of the Employment Insurance Act by delaying the reporting of matters related to changes in employees’ insurance eligibility.

•	Status of Implementation: Paid the fine.

•	Company’s Measures: Implement measures to improve reporting procedures.

(2)	Violation of Industrial Safety and Health Act

•	Date: March 12, 2018

•	Sanction: Home & Service received a fine of Won 5.04 million.

•	Reason and the Relevant Law: Violated Article 10-2 of the Industrial Safety and Health Act by delaying the reporting of details of industrial accidents.

•	Status of Implementation: Paid the fine.

•	Company’s Measures: Improve management of industrial accidents.

(3)	Violation of Industrial Safety and Health Act

•	Date: April 30, 2018

•	Sanction: Home & Service received a correctional order for failing to establish an industrial safety and health committee and providing training related to employee safety and health.

•

Reason and the Relevant Law: Violated Articles 19-1 and 31-1 of the Industrial Safety and Health Act for failing to establish an industrial safety and health committee and provide training related to employee safety and health in the first quarter of 2018.

•	Status of Implementation: Paid the fine, resolved to establish an industrial safety and health committee on May 16, 2018 and conducted additional offline and online training programs.

•	Company’s Measures: Implement the correctional order.

[SK Planet]

(1)	Violation of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc.

•	Date: April 10, 2017

•

Sanction: SK Planet received and paid a fine of Won 10 million for breaching of protective measures for personal information rule by not conducting additional measures for security apart from requesting ID and password with a merchant management system under IMPAY service, which was disclosed during a survey on personal information protection carried out by the KCC in August 2016.

•

Reason and the Relevant Law: Violated Article 28 of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc. (Protective Measures for Personal Information).

•

Company’s Measures: Implemented an additional authentication procedure (OTP authentication) to the merchant management system / implemented additional internal training and improved management to prevent its recurrence.

(2)	Violation of the Foreign Exchange Transactions Act

•	Date: April 27, 2018

•	Sanction: SK Planet paid a fine of Won 10 million for failing to pre-register its Payment Gateway business, as required by a change in applicable law.

•	Reason and the Relevant Law: Violated Article 8-1 of the Foreign Exchange Transactions Act.

•	Company’s Measures: Engage in close monitoring to avoid future recurrences of violation.

[SK Telink]

(1)	Violation of the Telecommunications Business Act

•	Date: October 12, 2018

•	Sanction: SK Telink received a correctional order and a fine of Won 55.4 million.

•

Reason and the Relevant Law: Violated Article 50-1, Paragraph 5 of the Telecommunications Business Act and Article 42-1 of the related Enforcement Decree by failing to explain or notify of the availability of a similar service that is relatively cheaper before entering into “representative number service” (a fixed-line telephone credit card payment service) contracts with VAN operators after October 2012.

•	Status of Implementation: Ceased the prohibited practice, disclosed the receipt of the correctional order in the press (December 2018) and paid the fine (December 2018).

•	Company’s Measures: Improve operating procedures to prevent its recurrence.

[Eleven Street]

(1)	Violation of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc.

•	Date: April 10, 2017

•

Sanction: Eleven Street received and paid a fine of Won 10 million for breaching regulations on personal information protection by not conducting additional measures for security apart from requesting ID and password with a merchant management system under IMPAY service, which was disclosed during an audit on personal information protection carried out by the KCC in August 2016.

•

Reason and the Relevant Law: Violated Article 28 of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc. (Protective Measures for Personal Information).

•

Company’s Measures: Implemented an additional authentication procedure (OTP authentication) to the merchant management system / implemented additional internal training and improved management to prevent its recurrence.

4.     Use of Direct Financing

A.     Use of Proceeds from Public Offerings

[SK Telecom]

					(Unit: in millions of Won)
Category	Bond Series	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
			Use	Amount	Use	Amount
Corporate bond	78th	January 14, 2020	Working capital	360,000	Working capital	360,000	—
Corporate bond	78th	January 14, 2020	Repayment of debt	60,000	Repayment of debt	60,000	—
Corporate bond	77th	October 22, 2019	Working capital	400,000	Working capital	400,000	—
Corporate bond	76th	July 29, 2019	Working capital	200,000	Working capital	200,000	—
Corporate bond	76th	July 29, 2019	Repayment of debt	200,000	Repayment of debt	200,000	—
Corporate bond	75th	March 6, 2019	Frequency usage right payments	400,000	Frequency usage right payments	400,000	—
Corporate bond	74th	September 17, 2018	Frequency usage right payments	220,000	Frequency usage right payments	220,000	—
Corporate bond	74th	September 17, 2018	Repayment of debt	80,000	Repayment of debt	80,000	—
Corporate bond	73rd	February 20, 2018	Working capital	300,000	Working capital	300,000	—
Corporate bond	73rd	February 20, 2018	Repayment of debt	200,000	Repayment of debt	200,000	—
Corporate bond	72nd	November 10, 2017	Working capital	20,000	Working capital	20,000	—
Corporate bond	72nd	November 10, 2017	Repayment of debt	260,000	Repayment of debt	260,000	—
Corporate bond	71st	April 25, 2017	Working capital	30,000	Working capital	30,000	—
Corporate bond	71st	April 25, 2017	Repayment of debt	340,000	Repayment of debt	340,000	—

[SK Broadband]

							(Unit: in millions of Won)
Category	Bond Series	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
			Use	Amount	Use	Amount
Corporate bond	Series 46-1	February 1, 2018	Repayment of debt (50,000 / 50,000 / 50,000)	70,000	Repayment of commercial paper (50,000 / 50,000 / 50,000)	150,000	—
Corporate bond	Series 46-2	February 1, 2018		80,000			—

Corporate bond	Series 47-1	March 26, 2018	Repayment of debt (210,000)	50,000	Repayment of Corporate Bond – Series 38-2 (210,000)	210,000	—

Corporate bond	Series 47-2	March 26, 2018		160,000			—

Corporate bond	Series 48-1	September 24, 2019	• Repayment of debt (180,000 / 6,200)	80,000	• Repayment of Corporate Bond – Series 39 (130,000) • Repayment of Corporate Bond – Series 43-1 (50,000) • Repayment of loan from Korea Development Bank (6,200) • CPS fees for three terrestrial broadcasters (-)	186,200

•   Delay in payment of CPS fees due to delay in execution of contract with the three terrestrial broadcasters

•   Unused balance has been deposited with financial institutions as financial instruments, and is expected to be paid after execution of contract in first half of 2020

Corporate bond	Series 48-2	September 24, 2019	• Working capital (44,300)	100,000
Corporate bond	Series 48-3	September 24, 2019		50,000

*	Commercial papers and foreign bonds that do not require securities reports in Korea have been omitted.

B.     Use of Proceeds from Private Offerings

[Dreamus Company]

(As of March 31, 2020)				(Unit: in millions of Won)
Classification	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
		Use	Amount	Use	Amount
Capital increase through third-party allotment (No. 3)	August 29, 2017	Expansion of new businesses	65,000	Acquisition of equity interest in Life Design Company Inc.; acquisition of supply and distribution rights of music records/digital contents; acquisition of equity interest and investment in Groovers	65,000	—

Capital increase through third-party allotment (No. 4)	August 10, 2018	Strengthening of contents business and establishment of infrastructure related to music industry	70,000	Operating expenses for music business and investment in contents	69,527	A portion of proceeds remain unused as of March 31, 2020

C.     Material Events Subsequent to the Reporting Period

[SK Broadband]

On April 30, 2020, Tbroad, Tbroad Dongdaemun and KDMC merged with and into SK Broadband, with SK Broadband as the surviving company. In connection with such merger, SK Broadband will issue registered common shares of the surviving company at a ratio of 1.6852219, 2.2092276 and 0.1691069 common share per one common share of Tbroad, Tbroad Dongdaemun and KMDC, respectively.

•	Timetable

Date of board resolution	April 26, 2019
Date of agreement	April 26, 2019
Date of general meeting of shareholders to approve merger	March 26, 2020
Exercise period of appraisal rights	March 27, 2020 – April 16, 2020
Submission period of dissent of merger	January 31, 2020 – March 25, 2020
Date of notice for creditor objection period	March 26, 2020
Submission period for creditor objection	March 27, 3030 – April 29, 2020
Effective date of merger	April 30, 2020
Date of meeting to report merger completion	May 4, 2020
Expected date of registration of merger	May 6, 2020
Expected date of share issuance	May 14, 2020

[SK Planet]

SK Planet decided to reduce the par value of its shares from Won 500 to Won 150 to improve its financial structure through coverage of losses. The capital reduction is effective as of April 27, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.

(Registrant)

By:	/s/ Jeong Hwan Choi
(Signature)

Name:	Jeong Hwan Choi
Title:	Senior Vice President

Date: June 15, 2020

SK TELECOM CO., LTD.

Condensed Separate Interim Financial Statements

(Unaudited)

March 31, 2020 and 2019

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

SK Telecom Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of SK Telecom Co., Ltd. (the “Company”), which comprise the condensed separate statement of financial position as of March 31, 2020, the condensed separate statements of income, comprehensive income, changes in equity and cash flows for the three-month period ended March 31, 2020 and 2019, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No. 1034, Interim Financial Reporting, and for such internal controls as management determines is necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared fairly, in all material respects, in accordance with K-IFRS No. 1034, Interim Financial Reporting.

Other matters

The separate statement of financial position of the Company as of December 31, 2019, and the related separate statements of income, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 10, 2020, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2019, presented for comparative purposes, is consistent, in all material respects, with the audited separate financial statements from which it has been derived.

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

May 14, 2020

This report is effective as of May 14, 2020, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

SK TELECOM CO., LTD. (the “Company”)

CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2020, AND DECEMBER 31, 2019, AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2020 AND 2019

The accompanying condensed separate interim financial statements, including all footnote disclosures, were prepared by, and are the responsibility of, the Company.

Park, Jung-ho

Chief Executive Officer

SK TELECOM CO., LTD.

3

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Financial Position

As of March 31, 2020 and December 31, 2019

(In millions of won)
	Note	March 31, 2020		December 31, 2019
Assets
Current Assets:
Cash and cash equivalents	27,28	~~W~~	264,448	497,282
Short-term financial instruments	27,28		299,000	234,000
Short-term investment securities	7,27,28		31,877	31,920
Accounts receivable – trade, net	4,27,28,29		1,466,534	1,479,971
Short-term loans, net	4,27,28,29		67,137	57,751
Accounts receivable – other, net	4,27,28,29,30		747,752	507,680
Contract assets	6,28		7,610	7,173
Prepaid expenses	5		1,993,567	1,970,982
Guarantee deposits	4,27,28,29		69,577	73,345
Prepaid income taxes	25		43,126	70,528
Derivative financial assets	16,27,28		—	26,253
Inventories, net			16,702	11,125
Advance payments and others	4,27,28		26,307	43,353

			5,033,637	5,011,363

Non-Current Assets:
Long-term financial instruments	27,28		354	382
Long-term investment securities	7,27,28		492,178	510,633
Investments in subsidiaries, associates and joint ventures	8		10,652,384	10,578,158
Property and equipment, net	9,10,29		8,017,941	8,264,888
Goodwill			1,306,236	1,306,236
Intangible assets, net	11		3,317,509	3,461,152
Long-term loans, net	4,27,28,29		7,220	7,474
Long-term accounts receivable – other	4,27,28,30		290,338	332,220
Long-term contract assets	6,28		25,467	23,724
Long-term prepaid expenses	5		1,052,854	1,134,749
Guarantee deposits	4,27,28,29		117,652	108,141
Long-term derivative financial assets	16,27,28		185,566	99,998
Other non-current assets			249	249

			25,465,948	25,828,004

		~~W~~	30,499,585	30,839,367

See accompanying notes to the condensed separate interim financial statements.

4

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Financial Position, Continued

As of March 31, 2020 and December 31, 2019

(In millions of won)
	Note	March 31, 2020		December 31, 2019
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable – other	27,28,29	~~W~~	1,984,019	2,266,958
Contract liabilities	6		93,352	88,257
Withholdings	27,28		696,613	685,822
Accrued expenses	27,28		630,476	793,669
Income tax payable	25		47,398	—
Provisions	14		53,903	50,912
Short-term borrowings	12,27,28		210,000	—
Current installments of long-term debt, net	12,27,28		383,633	520,292
Lease liabilities	27,28,29		205,389	207,710
Current installments of long-term payables – other	13,27,28		420,902	423,839
Other current liabilities	27,28		7,932	20,019

			4,733,617	5,057,478

Non-Current Liabilities:
Debentures, excluding current installments, net	12,27,28		6,533,174	5,900,829
Long-term borrowings, excluding current installments, net	12,27,28		20,884	19,777
Long-term payables – other	13,27,28		1,129,532	1,544,699
Long-term contract liabilities	6		11,770	11,342
Long-term derivative financial liabilities	16,27,28		10,044	—
Long-term lease liabilities	27,28,29		184,754	203,179
Long-term provisions	14		15,879	16,359
Deferred tax liabilities	25		655,595	644,754
Defined benefit liabilities	15		52,770	25,093
Other non-current liabilities	27,28		42,128	26,118

			8,656,530	8,392,150

Total Liabilities			13,390,147	13,449,628

Shareholders’ Equity:
Share capital	1,17		44,639	44,639
Capital surplus and others	17,18		715,651	715,619
Retained earnings	19		16,408,827	16,678,787
Reserves	20		(59,679)	(49,306)

Total Shareholders’ Equity			17,109,438	17,389,739

		~~W~~	30,499,585	30,839,367

See accompanying notes to the condensed separate interim financial statements.

5

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Income

For the three-month periods ended March 31, 2020 and 2019

(In millions of won)
	Note	March 31, 2020		March 31, 2019
Operating revenue:	21,29
Revenue		~~W~~	2,922,845	2,812,208

Operating expenses:	29
Labor			204,527	190,062
Commission	5		1,140,483	1,076,508
Depreciation and amortization			697,318	625,924
Network interconnection			144,094	140,360
Leased lines			53,167	52,161
Advertising			16,425	21,059
Rent			50,303	55,171
Cost of goods sold			107,336	107,567
Others	22		251,316	237,661

			2,664,969	2,506,473

Operating profit			257,876	305,735

Finance income	24		289,262	524,070
Finance costs	24		(67,772)	(65,670)
Other non-operating income	23		14,201	3,692
Other non-operating expenses	23		(12,660)	(6,195)
Gain relating to investments in associates, net	8		7,641	—

Profit before income tax			488,548	761,632

Income tax expense	25		82,455	117,639

Profit for the period		~~W~~	406,093	643,993

Earnings per share:	26
Basic and diluted earnings per share(in won)		~~W~~	5,502	8,909

See accompanying notes to the condensed separate interim financial statements.

6

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Comprehensive Income

For the three-month periods ended March 31, 2020 and 2019

(In millions of won)
	Note	March 31, 2020		March 31, 2019
Profit for the period		~~W~~	406,093	643,993

Other comprehensive income (loss):
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	15		(14,133)	(2,157)
Valuation gain (loss) on financial assets at fair value through other comprehensive income	20		(13,644)	1,565
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of derivatives	20		3,271	9,617

Other comprehensive income (loss) for the period, net of taxes			(24,506)	9,025

Total comprehensive income		~~W~~	381,587	653,018

See accompanying notes to the condensed separate interim financial statements.

7

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Changes in Equity

For the three-month periods ended March 31, 2020 and 2019

(In millions of won)		Share capital		Capital surplus and others						Retained earnings	Reserves
	Note			Paid-in surplus	Treasury shares	Hybrid bonds	Share option	Other	Sub-total			Total equity
Balance, December 31, 2018		~~W~~	44,639	2,915,887	(1,979,475)	398,759	1,007	(920,854)	415,324	16,467,789	(40,265)	16,887,487
Impact of adopting K-IFRS No. 1116			—	—	—	—	—	—	—	(25,999)	—	(25,999)

Balance, January 1, 2019		~~W~~	44,639	2,915,887	(1,979,475)	398,759	1,007	(920,854)	415,324	16,441,790	(40,265)	16,861,488
Total comprehensive income:
Profit for the period			—	—	—	—	—	—	—	643,993	—	643,993
Other comprehensive income (loss)	15,16,20		—	—	—	—	—	—	—	(2,157)	11,182	9,025

			—	—	—	—	—	—	—	641,836	11,182	653,018

Transactions with owners:
Annual dividends			—	—	—	—	—	—	—	(646,828)	—	(646,828)
Share option	18		—	—	—	—	87	—	87	—	—	87
Interest on hybrid bonds			—	—	—	—	—	—	—	(3,692)	—	(3,692)

			—	—	—	—	87	—	87	(650,520)	—	(650,433)

Balance, March 31, 2019		~~W~~	44,639	2,915,887	(1,979,475)	398,759	1,094	(920,854)	415,411	16,433,106	(29,083)	16,864,073

Balance, January 1, 2020		~~W~~	44,639	2,915,887	(1,696,997)	398,759	1,302	(903,332)	715,619	16,678,787	(49,306)	17,389,739
Total comprehensive income:
Profit for the period			—	—	—	—	—	—	—	406,093	—	406,093
Other comprehensive loss	15,16,20		—	—	—	—	—	—	—	(14,133)	(10,373)	(24,506)

			—	—	—	—	—	—	—	391,960	(10,373)	381,587

Transactions with owners:
Annual dividends			—	—	—	—	—	—	—	(658,228)	—	(658,228)
Share option	18		—	—	—	—	32	—	32	—	—	32
Interest on hybrid bonds			—	—	—	—	—	—	—	(3,692)	—	(3,692)

			—	—	—	—	32	—	32	(661,920)	—	(661,888)

Balance, March 31, 2020		~~W~~	44,639	2,915,887	(1,696,997)	398,759	1,334	(903,332)	715,651	16,408,827	(59,679)	17,109,438

See accompanying notes to the condensed separate interim financial statements.

8

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Cash Flows

For the three-month periods ended March 31, 2020 and 2019

(In millions of won)	Note	March 31, 2020		March 31, 2019
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the period		~~W~~	406,093	643,993
Adjustments for income and expenses	31		621,373	342,137
Changes in assets and liabilities related to operating activities	31		(415,834)	(101,145)

			611,632	884,985
Interest received			4,432	5,571
Dividends received			—	9,293
Interest paid			(63,099)	(67,444)
Income tax paid			(421)	(626)

Net cash provided by operating activities			552,544	831,779

Cash flows from investing activities:
Cash inflows from investing activities:
Collection of short-term loans			27,190	24,656
Decrease in long-term financial instrument, net			28	—
Proceeds from disposals of property and equipment			307	3,309
Proceeds from disposals of intangible assets			1,033	1,906
Collection of lease receivables			3,282	2,812

			31,840	32,683
Cash outflows for investing activities:
Increse in short-term financial instruments, net			(65,000)	(40,000)
Increase in short-term loans			(36,517)	(38,226)
Acquisitions of long-term investment securities			(327)	(604)
Acquisitions of investments in subsidiaries, associates and joint ventures			(49,126)	(159,181)
Acquisitions of property and equipment			(826,183)	(487,286)
Acquisitions of intangible assets			(9,970)	(2,387)

			(987,123)	(727,684)

Net cash used in investing activities		~~W~~	(955,283)	(695,001)

See accompanying notes to the condensed separate interim financial statements.

9

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2020 and 2019

(In millions of won)	Note	March 31, 2020		March 31, 2019
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings, net		~~W~~	210,000	—
Proceeds from issuance of debentures			773,727	398,345
Cash inflows from settlement of derivatives			40,470	—

			1,024,197	398,345
Cash outflows for financing activities:
Repayments of long-term payables – other			(425,349)	(425,349)
Repayments of debentures			(364,590)	(70,000)
Repayments of lease liabilities			(64,358)	(62,639)

			(854,297)	(557,988)

Net cash provided by (used in) financing activities			169,900	(159,643)

Net decrease in cash and cash equivalents			(232,839)	(22,865)
Cash and cash equivalents at beginning of the period			497,282	877,823
Effects of exchange rate changes on cash and cash equivalents			5	14

Cash and cash equivalents at end of the period		~~W~~	264,448	854,972

See accompanying notes to the condensed separate interim financial statements.

10

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Company mainly provides wireless telecommunications services in Korea. The head office of the Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Company’s common shares and depositary receipts(DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of March 31, 2020, the Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of
		total shares issued (%)
SK Holdings Co., Ltd.	21,624,120	26.78
National Pension Service	9,040,119	11.20
Institutional investors and other shareholders	41,205,589	51.03
Kakao Co., Ltd.	1,266,620	1.57
Treasury shares	7,609,263	9.42

	80,745,711	100.00

2.	Basis of Preparation

(1)	Statement of compliance

These condensed separate interim financial statements were prepared in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034, Interim Financial Reporting, as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since December 31, 2019. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No. 1027, Separate Financial Statements, presented by a parent, an investor with joint control of or significant influence over an investee, in which the investments are accounted for at cost.

(2)	Use of estimates and judgments

1)	Critical judgments, assumptions and estimation uncertainties

The preparation of the condensed separate interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the separate financial statements as of and for the year ended December 31, 2019.

11

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

2.	Basis of Preparation, Continued

(2)	Use of estimates and judgments, Continued

1) Critical judgments, assumptions and estimation uncertainties, Continued

Meanwhile, the spread of COVID-19 pandemic is having a significant impact on domestic and foreign economies, and its duration and severity are highly uncertain and unpredictable. As of the end of the reporting period, the Company’s management cannot reasonably estimate the impact of COVID-19 pandemic on the Company’s operations and financial results.

2) Fair value measurement

A number of the Company’s accounting policies and disclosures require the measurement of fair values for both financial and non-financial assets and liabilities. The Company has established policies and processes with respect to the measurement of fair values, including Level 3 fair values, and the measurement of fair value is reviewed and is directly reported to the finance executives.

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in note 28.

3.	Significant Accounting Policies

The significant accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2019.

12

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

4.	Trade and Other Receivables

(1)	Details of trade and other receivables as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)	March 31, 2020
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,581,864	(115,330)	1,466,534
Short-term loans		67,815	(678)	67,137
Accounts receivable – other(*)		783,626	(35,874)	747,752
Guarantee deposits		69,577	—	69,577
Accrued income		414	—	414

		2,503,296	(151,882)	2,351,414
Non-current assets:
Long-term loans		48,328	(41,108)	7,220
Long-term accounts receivable – other(*)		290,338	—	290,338
Guarantee deposits		117,652	—	117,652

		456,318	(41,108)	415,210

	~~W~~	2,959,614	(192,990)	2,766,624

(*)	Gross and carrying amounts of accounts receivable – other as of March 31, 2020 include ~~W~~470,640 million of financial instruments classified as FVTPL.

(In millions of won)	December 31, 2019
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,583,727	(103,756)	1,479,971
Short-term loans		58,334	(583)	57,751
Accounts receivable – other(*)		542,444	(34,764)	507,680
Guarantee deposits		73,345	—	73,345
Accrued income		336	—	336

		2,258,186	(139,103)	2,119,083
Non-current assets:
Long-term loans		48,585	(41,111)	7,474
Long-term accounts receivable – other(*)		332,220	—	332,220
Guarantee deposits		108,141	—	108,141

		488,946	(41,111)	447,835

	~~W~~	2,747,132	(180,214)	2,566,918

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2019 include ~~W~~532,225 million of financial instruments classified as FVTPL.

13

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

4.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on trade and other receivables measured at amortized cost for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)
	January 1, 2020		Impairment	Write-offs(*)	Collection of receivables previously written- off	March 31, 2020
Accounts receivable – trade	~~W~~	103,756	9,229	(236)	2,581	115,330
Accounts receivable – other		76,458	1,103	(341)	440	77,660

	~~W~~	180,214	10,332	(577)	3,021	192,990

(In millions of won)
	January 1, 2019		Impairment	Write-offs(*)	Collection of receivables previously written- off	March 31, 2019
Accounts receivable – trade	~~W~~	119,842	4,327	(819)	2,482	125,832
Accounts receivable – other		92,084	737	(63)	370	93,128

	~~W~~	211,926	5,064	(882)	2,852	218,960

(*)	The Company writes off the trade and other receivables when contractual payments are more than five years past due or for reasons such as termination of operations or liquidation.

(3)

The Company applies the practical expedient that allows the Company to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Company uses its historical credit loss experience over the past three years and classifies the accounts receivable – trade by their credit risk characteristics and days overdue.

As the Company is a wireless telecommunications service provider, the Company’s financial assets measured at amortized cost primarily consist of receivables from numerous individual customers, and, therefore, no significant credit concentration risk arises.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Company transacts only with corporate customers with credit ratings that are considered to be low at credit risk. In addition, the Company is not exposed to significant credit concentration risk as the Company regularly assesses their credit risk by monitoring their credit rating. While the contract assets are under the impairment requirements, no significant credit risk has been identified.

14

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

5.	Prepaid Expenses

The Company pays commissions to its retail stores and authorized dealers for wireless telecommunications services and for each service contract and installation contract secured. The Company capitalized certain costs associated with commissions paid to retail stores and authorized dealers to obtain new and retained customer contracts as prepaid expenses. These prepaid expenses are amortized on a straight-line basis over the periods that the Company expects to maintain its customers.

(1)	Details of prepaid expenses as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	March 31, 2020		December 31, 2019
Current assets:
Incremental costs of obtaining contracts	~~W~~	1,932,575	1,920,023
Others		60,992	50,959

	~~W~~	1,993,567	1,970,982

Non-current assets:
Incremental costs of obtaining contracts	~~W~~	1,031,963	1,112,595
Others		20,891	22,154

	~~W~~	1,052,854	1,134,749

(2)	Incremental costs of obtaining contracts

The amortization in connection with incremental costs of obtaining contracts recognized for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2020		March 31, 2019
Amortization recognized as commissions	~~W~~	599,526	505,314

15

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

6.	Contract Assets and Liabilities

In case of providing both wireless telecommunication services and sales of handsets, the Company allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Company recognized receipts in advance for prepaid telecommunications services and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	March 31, 2020		December 31, 2019
Contract assets:
Allocation of consideration between performance obligations	~~W~~	33,077	30,897
Contract liabilities:
Wireless service contracts		20,216	20,393
Customer loyalty programs		20,065	21,945
Others		64,841	57,261

	~~W~~	105,122	99,599

(2)	The amount of revenue recognized for the three-month period ended March 31, 2020 related to the contract liabilities carried forward from the prior period is ~~W~~18,981 million.

7.	Investment Securities

(1)	Details of short-term investment securities as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	Category	March 31, 2020		December 31, 2019
Beneficiary certificates	FVTPL	~~W~~	31,877	31,920

(2)	Details of long-term investment securities as of March 31, 2020, and December 31, 2019, are as follows:

(In millions of won)
	Category	March 31, 2020		December 31, 2019
Equity instruments	FVOCI(*)	~~W~~	416,558	435,210
Debt instruments	FVTPL		75,620	75,423

		~~W~~	492,178	510,633

(*)	The Company designated ~~W~~416,558 million of investments in equity instruments that are not held for trading as financial assets at FVOCI.

16

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

8.	Investments in Subsidiaries, Associates and Joint Ventures

(1)	Investments in subsidiaries, associates and joint ventures as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	March 31, 2020		December 31, 2019
Investments in subsidiaries	~~W~~	5,449,374	5,408,974
Investments in associates and joint ventures		5,203,010	5,169,184

	~~W~~	10,652,384	10,578,158

(2)	Details of investments in subsidiaries as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won, except for share data)
	March 31, 2020				December 31, 2019
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.	1,432,627	100.0	~~W~~	243,988	243,988
SK Broadband Co., Ltd.	298,460,212	100.0		1,870,582	1,870,582
SK Communications Co., Ltd.	43,427,530	100.0		41,939	41,939
PS&Marketing Corporation	66,000,000	100.0		313,934	313,934
SERVICE ACE Co., Ltd.	4,385,400	100.0		21,927	21,927
SK Planet Co., Ltd.	69,593,562	98.7		404,833	404,833
Eleven Street Co., Ltd.	8,224,709	80.3		1,049,403	1,049,403
DREAMUS COMPANY	29,246,387	51.4		156,781	156,781
SK Telecom China Holdings Co., Ltd.	—	100.0		48,096	48,096
Life & Security Holdings Co., Ltd.	740,895	55.0		703,394	703,394
SKT Americas, Inc.	122	100.0		45,701	45,701
Atlas Investment	—	100.0		130,200	130,200
One Store Co., Ltd.	10,409,600	52.7		82,186	82,186
id Quantique SA	69,157,505	66.8		94,119	94,119
SK Infosec Co., Ltd.	12,636,024	100.0		44,410	44,410
SK Telecom TMT Investment Corp.	30,000	100.0		33,834	33,834
FSK L&S Co., Ltd.	2,415,750	60.0		17,757	17,757
Incross Co., Ltd.(*1)	2,786,455	34.6		53,722	53,722
SK stoa Co., Ltd.(*2)	3,631,355	100.0		40,029	—
SK O&S Co., Ltd. and others	—	—		52,539	52,168

			~~W~~	5,449,374	5,408,974

(*1)

Although the Company owns less than 50% of the investee, the management has determined that the Company controls Incross Co., Ltd. considering the level of dispersion of remaining voting rights and voting patterns at previous shareholders’ meetings, and the fact that the Company has a right to appoint the majority of the members of the board of directors by the virtue of an agreement with the investee’s other shareholders.

(*2)	The Company acquired 3,631,355 shares (100%) of SK stoa Co., Ltd. from SK Broadband. Co., Ltd. at ~~W~~40,029 million in cash for the three-month period ended March 31, 2020.

17

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

8.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(3)	Details of investments in associates and joint ventures as of March 31, 2020 and December 31, 2019, are as follows:

(In millions of won, except for share data)
	March 31, 2020				December 31, 2019
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
Investments in associates:
SK China Company Ltd.	10,928,921	27.3	~~W~~	601,192	601,192
Korea IT Fund(*1)	190	63.3		220,957	220,957
KEB HanaCard Co., Ltd.(*2)	39,902,323	15.0		253,739	253,739
NanoEnTek, Inc.	7,600,649	28.6		51,138	51,138
SK Technology Innovation Company	14,700	49.0		45,864	45,864
SK hynix Inc.	146,100,000	20.1		3,374,725	3,374,725
S.M. Culture & Contents Co., Ltd.	22,033,898	23.4		65,341	65,341
SK South East Asia Investment Pte. Ltd.	200,000,000	20.0		224,470	224,470
Pacific Telecom Inc.(*2)	1,734,109	15.0		36,487	36,487
Grab Geo Holdings PTE. LTD.	300	30.0		30,517	30,517
Content Wavve Co., Ltd.	1,306,286	30.0		90,858	90,858
SK Telecom CS T1 Co., Ltd.(*1)	50,000	54.9		60,305	60,305
Digital Games International Pte. Ltd.(*3)	10,000,000	33.3		8,755	—
Invites Healthcare Co., Ltd.(*4)	419,999	50.0		28,000	—
12CM JAPAN and others(*4)	—	—		85,233	88,162

				5,177,581	5,143,755

Investment in a joint ventures:
Finnq Co., Ltd.(*5)	6,370,000	49.0		25,429	25,429

			~~W~~	5,203,010	5,169,184

(*1)	Investments in Korea IT Fund and SK Telecom CS T1 co., Ltd. were classified as investment in associates as the Company does not have control over the investee under the contractual agreement.
(*2)

These investments were classified as investments in associates as the Company can exercise significant influence through its right to appoint the members of the board of directors even though the Company has less than 20% of equity interests.

(*3)	The Company newly invested ~~W~~8,755 million in cash in Digital Games International Pte. Ltd. for the three-month period ended March 31, 2020.
(*4)

The Company transferred the entire shares of Health Connect Co., Ltd. and assets related to the digital disease management business for the three-month period ended March 31, 2020. The Company acquired 279,999 shares of common stock and 140,000 shares of convertible preferred stock of Invites Healthcare Co., Ltd. in consideration of the transfer and recognized ~~W~~7,641 million of gain on investments in associates and ~~W~~12,451 million of gain on the business transfer.

(*5)	This investment was classified as investment in a joint venture as the Company has joint control pursuant to the agreement with the other shareholders.

18

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

8.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(4)	The market value of investments in listed subsidiaries as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won, except for share data)
	March 31, 2020				December 31, 2019
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
DREAMUS COMPANY	~~W~~	4,740	29,246,387	138,628	5,970	29,246,387	174,601
Incross Co., Ltd.		17,550	2,786,455	48,902	25,150	2,786,455	70,079

(5)	The market value of investments in listed associates as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won, except for share data)
	March 31, 2020				December 31, 2019
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
NanoEnTek, Inc.	~~W~~	5,160	7,600,649	39,219	5,620	7,600,649	42,716
SK hynix Inc.		83,300	146,100,000	12,170,130	94,100	146,100,000	13,748,010
S.M.Culture & Contents Co., Ltd.		992	22,033,898	21,858	1,530	22,033,898	33,712

19

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

9.	Property and Equipment

(1)	Changes in property and equipment for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2020
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	618,012	—	—	3,582	—	621,594
Buildings		600,625	39	(1)	11,708	(10,321)	602,050
Structures		346,734	16	(7)	2,708	(9,209)	340,242
Machinery		5,091,483	7,309	(143)	490,952	(413,125)	5,176,476
Right-of-use assets		434,555	81,342	(38,071)	—	(75,914)	401,912
Other		500,887	179,360	(304)	(280,316)	(23,022)	376,605
Construction in progress		672,592	108,346	(3,149)	(278,727)	—	499,062

	~~W~~	8,264,888	376,412	(41,675)	(50,093)	(531,591)	8,017,941

(In millions of won)
	For the three-month period ended March 31, 2019
	Beginning balance		Impact of adopting K-IFRS No. 1116	Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	544,419	—	18	—	—	—	544,437
Buildings		537,000	—	79	(433)	8,519	(9,448)	535,717
Structures		355,739	—	—	—	844	(8,925)	347,658
Machinery		4,382,375	—	4,190	(43)	165,843	(384,194)	4,168,171
Right-of-use assets		—	433,074	84,160	(23,014)	—	(64,538)	429,682
Other		617,837	—	290,032	(477)	(369,712)	(24,442)	513,238
Construction in progress		506,120	—	36,128	—	216,908	—	759,156

	~~W~~	6,943,490	433,074	414,607	(23,967)	22,402	(491,547)	7,298,059

20

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

10.	Lease

(1)	Details of the right-of-use assets as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	March 31, 2020		December 31, 2019
Land, buildings and structures	~~W~~	342,370	363,196
Others		59,542	71,359

	~~W~~	401,912	434,555

(2)	Details of amounts recognized in the condensed separate interim statements of income for the three-month periods ended March 31, 2020 and 2019 as a leasee are as follows:

(In millions of won)
	For the three-month period ended
	March 31, 2020		March 31, 2019
Depreciation of right-of-use assets:
Land, buildings and structures	~~W~~	63,100	50,802
Others		12,814	13,736

		75,914	64,538

Interest costs on lease liabilities		1,832	1,982
Costs related to short-term leases		10,591	23,833
Costs related to leases of low-value assets except for short-term leases		2	62

(3)

In December 2019, International Financial Reporting Interpretations Committee(‘IFRIC’) issued its final agenda decision that the concept of penalty that should be considered in determining the enforceable period under IFRS 16, Leases, shall be determined considering broader economics of the contract, and not only contractual termination payments. Further, a lease is no longer enforceable when each of the parties has the right to terminate the lease without permission from the other party with no more than an insignificant penalty.

As of March 31, 2020, the Company assess the lease term based on the assumption that the right to extent or terminate the lease is no longer enforceable if a lease contract requires the counterparty’s consent to be extended. Applying the above mentioned IFRIC interpretation may change the judgement on enforceable period for certain of the Company’s lease contracts.

The Company are currently analyzing the impact of IFRIC’s interpretation on its financial statements and plans to apply the impact as changes in accounting policies when the evaluation is completed.

21

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

11.	Intangible Assets

(1)	Changes in intangible assets for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2020
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency usage rights	~~W~~	2,647,501	—	—	—	(130,495)	2,517,006
Land usage rights		5,708	—	—	—	(549)	5,159
Industrial rights		12,054	—	(45)	—	(578)	11,431
Facility usage rights		15,524	145	—	151	(646)	15,174
Club memberships(*1)		47,611	120	(580)	—	—	47,151
Other(*2)		732,754	9,705	(1,902)	56,182	(75,151)	721,588

	~~W~~	3,461,152	9,970	(2,527)	56,333	(207,419)	3,317,509

(In millions of won)
	For the three-month period ended March 31, 2019
	Beginning balance		Impact of adopting K-IFRS No. 1116	Acquisition	Disposal	Transfer	Amortization	Impairment	Ending balance
Frequency usage rights	~~W~~	3,139,978	—	—	—	—	(100,972)	—	3,039,006
Land usage rights		6,498	—	—	—	—	(844)	—	5,654
Industrial rights		15,300	—	319	—	—	(749)	—	14,870
Facility usage rights		16,008	—	259	—	122	(705)	—	15,684
Club memberships(*1)		47,411	—	—	(135)	—	—	(63)	47,213
Other(*2)		785,669	(2,274)	1,809	(1,995)	8,096	(69,877)	—	721,428

	~~W~~	4,010,864	(2,274)	2,387	(2,130)	8,218	(173,147)	(63)	3,843,855

(*1)	Club memberships are classified as intangible assets with indefinite useful lives and are not amortized.
(*2)	Other intangible assets primarily consist of computer software and others.

22

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

11.	Intangible Assets, Continued

(2)	Details of frequency usage rights as of March 31, 2020 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800 MHz license	~~W~~	50,680	CDMA and LTE service	Jul. 2011	Jun. 2021
1.8 GHz license		219,835	LTE service	Sept. 2013	Dec. 2021
2.6 GHz license		819,575	LTE service	Sept. 2016	Dec. 2026
2.1 GHz license		180,429	W-CDMA and LTE service	Dec. 2016	Dec. 2021
3.5 GHz license(*)		1,043,804	5G service	Apr. 2019	Nov. 2028
28 GHz license(*)		202,683	5G service	—	Nov. 2023

	~~W~~	2,517,006

(*)

The Company participated in the frequency license allocation auction hosted by Ministry of Science and Information and Communication Technology(ICT) and was assigned the 3.5 GHz and 28 GHz bands of frequency licenses during the year ended December 31, 2018. The considerations payable for the bands of frequency are ~~W~~1,218,500 million and ~~W~~207,300 million, respectively. These bands of frequency were assigned in December 2018 and the annual payments in installment of the remaining balances will be made for the next ten and five years, respectively. The Company recognized these frequency licenses as intangible assets at the date of initial lump-sum payment and began amortization for 3.5 GHz license in April 2019. The amortization for 28 GHz license will begin when it is in the condition necessary for it to be capable of operating in the manner intended by management.

12.	Borrowings and Debentures

(1)	Short-term borrowings as of March 31, 2020 are as follows:

(In millions of won)
Lender	Annual interest rate(%)	Maturity	March 31, 2020
MUFG Bank	1.42	Jun. 16, 2020	~~W~~	50,000
Credit Agricole CIB	1.79	Jun. 16, 2020		50,000
Woori Bank	1.79	Apr. 17, 2020		80,000
Shinyoung Securities Co., Ltd.	1.86	Jun. 15, 2020		30,000

			~~W~~	210,000

(2)	There were no change in long-term borrowings for the three-month period ended March 31, 2020.

23

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

12.	Borrowings and Debentures, Continued

(3)	Changes in debentures for the three-month period ended March 31, 2020 are as follows:

(In millions of won, thousands of U.S dallars)
	Purpose	Annual interest rate (%)	Maturity	Face value		Book value
Current				~~W~~	507,340		507,135
Non-current					5,922,020		5,900,829

As of January 1, 2020					6,429,360		6,407,964

Debentures newly issued:
Unsecured corporate bonds	Operating and refinancing fund	1.64	Jan. 13, 2023		170,000		169,368
	Operating fund	1.75	Jan. 14, 2025		130,000		129,515
		1.83	Jan. 14, 2030		50,000		49,811
		1.87	Jan. 14, 2040		70,000		69,737
Floating rate notes(*1)	Operating fund	3M LIBOR + 0.91	Jun. 4, 2025		357,420		355,296
				(USD	300,000)	(USD	300,000)

				~~W~~	777,420		773,727

Debentures repaid:
Floating rate notes	Operating fund	3M LIBOR + 0.88	Mar. 7, 2020	~~W~~	(364,590)		(364,590)
				(USD	300,000)	(USD	300,000)

Other changes(*2)					84,930		85,747

Current(*3)					370,000		369,674
Non-current(*3)					6,557,120		6,533,174

As of March 31, 2020				~~W~~	6,927,120		6,902,848

(*1)	As of March 31, 2020, 3M LIBOR rate is 1.43%.
(*2)

Other changes include the effects on foreign currency translation of foreign currency-denominated debentures and changes in present value discount on debentures for the three-month period ended March 31, 2020.

(*3)	~~W~~209,829 million were reclassed from non-current to current for the three-month period ended March 31, 2020.

24

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

13.	Long-Term Payables – Other

(1)	As of March 31, 2020 and December 31, 2019, details of long-term payables – other related to the acquisition of frequency usage rights are as follows (See note 11):

(In millions of won)
	March 31, 2020		December 31, 2019
Long-term payables – other	~~W~~	1,626,040	2,051,389
Present value discount on long-term payables – other		(75,606)	(82,851)
Current installments of long-term payables – other		(420,902)	(423,839)

Carrying amount at period end	~~W~~	1,129,532	1,544,699

(2)

Principal amount of long-term payables repaid for the three-month period ended March 31, 2020 are ~~W~~425,349 million. The repayment schedule of the principal amount of long-term payables – other as of March 31, 2020 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	425,349
1 ~ 3 years		444,480
3 ~ 5 years		382,290
More than 5 years		373,921

	~~W~~	1,626,040

14.	Provisions

Changes in provisions for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)	For the three-month period ended March 31, 2020						As of March 31, 2020
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non- current
Provision for restoration	~~W~~	62,015	832	(144)	(690)	62,013	46,134	15,879
Emission allowance		5,256	2,513	—	—	7,769	7,769	—

	~~W~~	67,271	3,345	(144)	(690)	69,782	53,903	15,879

(In millions of won)	For the three-month period ended March 31, 2019						As of March 31, 2019
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non- current
Provision for restoration	~~W~~	59,548	724	(140)	(354)	59,778	44,563	15,215
Emission allowance		2,238	1,074	—	—	3,312	3,312	—

	~~W~~	61,786	1,798	(140)	(354)	63,090	47,875	15,215

25

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

15.	Defined Benefit Liabilities

(1)	Details of defined benefit liabilities as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	March 31, 2020		December 31, 2019
Present value of defined benefit obligations	~~W~~	450,186	422,782
Fair value of plan assets		(397,416)	(397,689)

	~~W~~	52,770	25,093

(2)	Changes in defined benefit obligations for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2020		March 31, 2019
Beginning balance	~~W~~	422,782	332,044
Current service cost		14,063	11,056
Past service cost		815	—
Interest cost		2,480	2,051
Remeasurement
- Adjustment based on experience		18,584	2,623
Benefit paid		(10,841)	(7,784)
Others		2,303	1,903

Ending balance	~~W~~	450,186	341,893

(3)	Changes in plan assets for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2020		March 31, 2019
Beginning balance	~~W~~	397,689	363,878
Interest income		2,257	2,212
Remeasurement		(159)	(273)
Contribution		15,000	20,000
Benefit paid		(19,535)	(18,053)
Others		2,164	(3,220)

Ending balance	~~W~~	397,416	364,544

(4)

Total cost of benefit plan, which is recognized in profit and loss (included in labor in the condensed separate interim statements of income) and capitalized into construction-in-progress, for the three-month periods ended March 31, 2020 and 2019 is as follows:

(In millions of won)	For the three-month period ended
	March 31, 2020		March 31, 2019
Current service cost	~~W~~	14,063	11,056
Past service cost		815	—
Net interest cost (income)		223	(161)

	~~W~~	15,101	10,895

26

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

16.	Derivative Instruments

Changes in derivative contracts for the three-month period ended March 31, 2020 are as follows:

(in thousands of other currencies)
	Hedged items			Hedging instruments
	Date	Item	Risk type	Contract type	Financial institution	Duration of contract
Expired	Mar. 7, 2013	U.S. dollar-denominated bonds’ face value of USD 300,000	Currency risk and Interest rate risk	Floating-to-fixed cross-currency interest rate swap	DBS Bank	Mar. 7, 2013~ Mar. 7, 2020

Contracted	Mar. 4, 2020	U.S. dollar-denominated bonds’ face value of USD 300,000	Currency risk and Interest rate risk	Floating-to-fixed cross-currency interest rate swap	Citibank	Mar. 4, 2020~ Jun. 4, 2025

27

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

17.	Share Capital and Capital Surplus and Others

(1)

The Company’s outstanding share capital consists entirely of common shares with a par value of ~~W~~500. The number of authorized, issued and outstanding common shares and the details of capital surplus and others as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won, except for share data)
	March 31, 2020		December 31, 2019
Number of authorized shares		220,000,000	220,000,000
Number of issued shares		80,745,711	80,745,711
Share capital:
Common share	~~W~~	44,639	44,639
Capital surplus and others:
Paid-in surplus		2,915,887	2,915,887
Treasury shares		(1,696,997)	(1,696,997)
Hybrid bonds(*)		398,759	398,759
Share option(Note 18)		1,334	1,302
Others		(903,332)	(903,332)

	~~W~~	715,651	715,619

(*)

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Company classified the hybrid bonds as equity. When in liquidation or bankruptcy, these hybrid bonds are senior only to common stocks.

(2)	There were no changes in share capital for the three-month periods ended March 31, 2020 and 2019 and details of shares outstanding as of March 31, 2020 and 2019 are as follows:

(In shares)
	March 31, 2020			March 31, 2019
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	80,745,711	7,609,263	73,136,448	80,745,711	8,875,883	71,869,828

28

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

18.	Share Options

(1)	The terms and conditions related to the grants of the share options under the share option program are as follows:

	Series
	1-1	1-2	1-3	2	3	4	5
Grant date		March 24, 2017		February 20, 2018	February 22, 2019	March 26, 2019	March 26, 2020

Types of shares to be issued			Registered common shares

Grant method		Reissue of treasury shares			Reissue of treasury shares, Cash settlement

Number of shares (in share)	22,168	22,168	22,168	1,358	4,177	1,734	127,643

Exercise price (in won)	246,750	266,490	287,810	254,120	265,260	254,310	192,260

Exercise period	Mar. 25, 2019 ~ Mar. 24, 2022	Mar. 25, 2020 ~ Mar. 24, 2023	Mar. 25, 2025 ~ Mar. 24, 2024	Feb. 21, 2020 ~ Feb. 20, 2023	Feb. 23, 2021 ~ Feb. 22, 2024	Mar. 27, 2021 ~ Mar. 26, 2024	Mar. 27, 2023 ~ Mar. 26, 2027

Vesting conditions	2 years’ service from the grant date	3 years’ service from the grant date	4 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	3 years’ service from the grant date

(2)	Share compensation expense recognized for the three-month period ended March 31, 2020 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)
	Share compensation expense
Accumulated compensation expenses as of December 31, 2019	~~W~~	1,302
For the three-month period ended March 31, 2020		32
In subsequent periods		262

	~~W~~	1,596

(3)	The Company used binomial option-pricing model in the measurement of the fair value of share options at the grant date and the inputs used in the model are as follows:

(In won)	Series
	1-1	1-2	1-3	2	3	4	5
Risk-free interest rate	1.86%	1.95%	2.07%	2.63%	1.91%	1.78%	1.52%
Estimated option’s life	5 years	6 years	7 years	5 years	5 years	5 years	7 years
Share price (Closing price on the preceding day)	262,500	262,500	262,500	243,500	259,000	253,000	174,500

Expected volatility	13.38%	13.38%	13.38%	16.45%	8.30%	7.70%	8.10%
Expected dividends	3.80%	3.80%	3.80%	3.70%	3.80%	3.90%	5.70%
Exercise price	246,750	266,490	287,810	254,120	265,260	254,310	192,260
Per-share fair value of the option	27,015	20,240	15,480	23,988	8,600	8,111	962

29

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

19.	Retained Earnings

Retained earnings as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	March 31, 2020		December 31, 2019
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		11,631,138	11,531,138
Reserve for technology development		4,365,300	4,265,300

		16,018,758	15,818,758
Unappropriated		390,069	860,029

	~~W~~	16,408,827	16,678,787

20.	Reserves

(1)	Details of reserves, net of taxes, as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	March 31, 2020		December 31, 2019
Valuation loss on FVOCI	~~W~~	(55,642)	(41,998)
Valuation loss on derivatives		(4,037)	(7,308)

	~~W~~	(59,679)	(49,306)

(2)	Changes in reserves for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)
	Valuation gain (loss) on financial assets at FVOCI		Valuation gain (loss) on derivatives	Total
Balance at January 1, 2019	~~W~~	2,047	(42,312)	(40,265)
Changes, net of taxes		1,565	9,617	11,182

Balance at March 31, 2019		3,612	(32,695)	(29,083)

Balance at January 1, 2020		(41,998)	(7,308)	(49,306)
Changes, net of taxes		(13,644)	3,271	(10,373)

Balance at March 31, 2020	~~W~~	(55,642)	(4,037)	(59,679)

30

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

21.	Operating Revenue

Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Company’s revenue and future cash flows is as follows:

(In millions of won)	For the three-month period ended
	March 31, 2020		March 31, 2019
Products transferred at a point in time:
Product sales	~~W~~	15,157	21,454
Services transferred over time:
Wireless service revenue(*1)		2,483,447	2,412,673
Cellular interconnection revenue		131,528	127,393
Other(*2)		292,713	250,688

		2,907,688	2,790,754

	~~W~~	2,922,845	2,812,208

(*1)	Wireless service revenue includes revenue from wireless voice and data transmission services principally derived through usage charges collected from the wireless subscribers.
(*2)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.

The Company has a right to consideration from a customer in an amount that corresponds directly with the value to the subscriber of the Company’s performance completed, thus, as a practical expedient, the Company recognizes revenue in the amount to which the Company has a right to invoice.

Most of the Company’s transactions are occurring in Korea as it principally operates its businesses in Korea.

22.	Other Operating Expenses

Details of other operating expenses for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2020		March 31, 2019
Communication	~~W~~	7,647	7,219
Utilities		67,059	58,828
Taxes and dues		3,214	4,138
Repair		52,279	60,335
Research and development		94,017	82,903
Training		6,117	7,186
Bad debt for accounts receivable – trade		9,229	4,327
Others		11,754	12,725

	~~W~~	251,316	237,661

31

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

23.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2020		March 31, 2019
Other non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	1,076	868
Gain on business transfer		12,451	—
Others		674	2,824

	~~W~~	14,201	3,692

Other non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	~~W~~	4,003	959
Donations		6,177	2,517
Bad debt for accounts receivable – other		1,103	737
Others		1,377	1,982

	~~W~~	12,660	6,195

24.	Finance Income and Costs

(1)	Details of finance income and costs for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2020		March 31, 2019
Finance Income:
Interest income	~~W~~	6,160	7,463
Gain on sale of accounts receivable – other		4,679	7,942
Dividends		265,852	506,050
Gain on foreign currency transactions		707	1,199
Gain on foreign currency translations		4,484	824
Gain relating to financial assets at FVTPL		—	146
Gain on valuation of derivatives		—	446
Gain on settlement of derivatives		7,380	—

	~~W~~	289,262	524,070

Finance Costs:
Interest expense	~~W~~	61,694	64,205
Loss on foreign currency transactions		885	934
Loss on foreign currency translations		3,154	139
Loss on settlement of derivatives		1,866	—
Loss relating to financial assets at FVTPL		173	140
Loss relating to financial liabilities at FVTPL		—	252

	~~W~~	67,772	65,670

32

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

24.	Finance Income and Costs, Continued

(2)	Details of interest income included in finance income for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2020		March 31, 2019
Interest income on cash equivalents and short-term financial instruments	~~W~~	1,844	2,844
Interest income on loans and others		4,316	4,619

	~~W~~	6,160	7,463

(3)	Details of interest expense included in finance costs for three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2020		March 31, 2019
Interest expense on borrowings	~~W~~	1,882	1,093
Interest expense on debentures		46,954	44,195
Others		12,858	18,917

	~~W~~	61,694	64,205

(4)	Details of impairment losses for financial assets for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2020		March 31, 2019
Accounts receivable – trade	~~W~~	9,229	4,327
Other receivables		1,103	737

	~~W~~	10,332	5,064

25.	Income Tax Expense

Income tax expense was calculated by considering current tax expense, adjusted to changes in estimates related to prior periods, and deferred tax expense due to origination and reversal of temporary differences.

33

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

26.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the three-month periods ended March 31, 2020 and 2019 are calculated as follows:

(In millions of won, except for share data)	For the three-month period ended
	March 31, 2020		March 31, 2019
Profit for the period	~~W~~	406,093	643,993
Interest on hybrid bonds		(3,692)	(3,692)
Profit for the period on common shares		402,401	640,301
Weighted average number of common shares outstanding		73,136,448	71,869,828

Basic earnings per share (in won)	~~W~~	5,502	8,909

2)	The weighted average number of common shares outstanding for the three-month periods ended March 31, 2020 and 2019 are calculated as follows:

(In shares)		Weighted average number of common shares
	Number of common shares	For the three-month period ended March 31, 2020
Issued shares at January 1	80,745,711	80,745,711
Effect of treasury shares	(7,609,263)	(7,609,263)

	73,136,448	73,136,448

(In shares)		Weighted average number of common shares
	Number of common shares	For the three-month period ended March 31, 2019
Issued shares at January 1	80,745,711	80,745,711
Effect of treasury shares	(8,875,883)	(8,875,883)

	71,869,828	71,869,828

(2)	Diluted earnings per share

For the three-month periods ended March 31, 2020 and 2019, diluted earnings per share are the same as basic earnings per share as there are no dilutive potential common shares.

34

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

27.	Categories of Financial Instruments

(1)	Financial assets by category as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	March 31, 2020
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	264,448	—	264,448
Financial instruments		—	—	299,354	—	299,354
Short-term investment securities		31,877	—	—	—	31,877
Long-term investment securities(*)		75,620	416,558	—	—	492,178
Accounts receivable – trade		—	—	1,466,534	—	1,466,534
Loans and other receivables		470,640	—	829,450	—	1,300,090
Derivative financial assets		—	—	—	185,566	185,566

	~~W~~	578,137	416,558	2,859,786	185,566	4,040,047

(*)	The Company designated ~~W~~416,558 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)
	December 31, 2019
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	497,282	—	497,282
Financial instruments		—	—	234,382	—	234,382
Short-term investment securities		31,920	—	—	—	31,920
Long-term investment securities(*)		75,423	435,210	—	—	510,633
Accounts receivable – trade		—	—	1,479,971	—	1,479,971
Loans and other receivables		532,225	—	554,722	—	1,086,947
Derivative financial assets		—	—	—	126,251	126,251

	~~W~~	639,568	435,210	2,766,357	126,251	3,967,386

(*)	The Company designated ~~W~~435,210 million of equity instruments that are not held for trading as financial assets at FVOCI.

35

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

27.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	March 31, 2020
	Financial liabilities at amortized cost		Derivatives hedging instrument	Total
Derivative financial liabilities	~~W~~	—	10,044	10,044
Borrowings		244,843	—	244,843
Debentures		6,902,848	—	6,902,848
Lease liabilities(*)		390,143	—	390,143
Accounts payable – other and others		4,498,175	—	4,498,175

	~~W~~	12,036,009	10,044	12,046,053

(In millions of won)
	December 31, 2019
	Financial liabilities at amortized cost
Borrowings	~~W~~	32,934
Debentures		6,407,964
Lease liabilities(*)		410,889
Accounts payable – other and others		5,337,980

	~~W~~	12,189,767

(*)

Lease liabilities are not applicable on category of financial liabilities, but are classified as financial liabilities measured at amortized cost on consideration of nature for measurement of liabilities.

36

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

28.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates and interest rates. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets consist of cash and cash equivalents, financial instruments, investment securities, accounts receivable – trade and others, etc. Financial liabilities consist of accounts payable – other, borrowings, debentures, lease liabilities and others.

1) Market risk

(i) Currency risk

The Company is exposed to currency risk mainly on exchange fluctuations on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

Monetary assets and liabilities denominated in foreign currencies as of March 31, 2020 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	won equivalent		Foreign currencies	won equivalent
USD	17,675	~~W~~	21,610	1,219,835	~~W~~	1,491,370
EUR	10,536		14,210	29		39
JPY	14,707		166	585		7
Others	—		170	—		41

		~~W~~	36,156		~~W~~	1,491,457

In addition, the Company has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures.

As of March 31, 2020, a hypothetical change in exchange rates by 10% would have increased (decreased) the Company’s income before income taxes as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	~~W~~	2,140	(2,140)
EUR		1,417	(1,417)
JPY		16	(16)
Others		13	(13)

	~~W~~	3,586	(3,586)

37

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1) Market risk, Continued

(ii) Interest rate risk

The interest rate risk of the Company arises from borrowings, debentures and long-term payables – other. Since the Company’s interest-bearing assets are mostly fixed-interest bearing assets, the Company’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Company performs various analyses to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Company takes various measures, such as refinancing, renewal, alternative financing and hedging.

As of March 31, 2020, floating-rate debentures amount to ~~W~~366,780 million, and the Company has entered into interest rate swaps to hedge interest rate risk related to the floating-rate debentures. Therefore, income before income taxes for the three-month period ended March 31, 2020 would not have been affected by the changes in interest rates of floating-rate debentures.

As of March 31, 2020, the floating-rate long-term payables – other are ~~W~~1,626,040 million. If the interest rate increases (decreases) 1% with all other variables held constant, income before income taxes for the period ended March 31, 2020, would change by ~~W~~4,065 million in relation to the floating-rate long-term payables – other that are exposed to interest rate risk.

38

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2) Credit risk

The maximum credit exposure as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	March 31, 2020		December 31, 2019
Cash and cash equivalents	~~W~~	264,415	497,240
Financial instruments		299,354	234,382
Investment securities		900	900
Accounts receivable – trade		1,466,534	1,479,971
Contract assets		33,077	30,897
Loans and other receivables		1,300,090	1,086,947
Derivative financial assets		185,566	126,251

	~~W~~	3,549,936	3,456,588

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Company evaluates the creditworthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Company establishes credit limits for each customer or counterparty.

The Company establishes loss allowance in respect of accounts receivable – trade and other. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Also, the Company’s credit risk can arise from transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Company has a policy to deal only with financial institutions with high credit ratings.

The amount of maximum exposure to credit risk of the Company is the carrying amount of financial assets as of March 31, 2020.

39

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3) Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalent balances and have enough liquidity through various committed credit lines. The Company maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of March 31, 2020 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 – 5 years	More than 5 years
Borrowings(*)	~~W~~	244,843	246,745	225,158	21,587	—
Debentures(*)		6,902,848	8,122,753	565,939	4,172,325	3,384,489
Lease liabilities		390,143	406,433	210,155	173,004	23,274
Accounts payable – other and others(*)		4,498,175	4,616,945	3,361,287	876,894	378,764

	~~W~~	12,036,009	13,392,876	4,362,539	5,243,810	3,786,527

(*)	Includes interest payables.

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

As of March 31, 2020, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 – 5 years	More than 5 years
Assets	~~W~~	185,566	189,849	22,136	134,198	33,515
Liabilities		(10,044)	(10,071)	918	332	(11,321)

	~~W~~	175,522	179,778	23,054	134,530	22,194

40

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

28.	Financial Risk Management, Continued

(2)	Capital management

The Company manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Company is the same as that for the year ended December 31, 2019.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity; both are from the condensed separate interim financial statements.

Debt-equity ratio as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	March 31, 2020		December 31, 2019
Total liabilities	~~W~~	13,390,147	13,449,628
Total equity		17,109,438	17,389,739
Debt-equity ratios		78.26%	77.34%

41

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

28.	Financial Risk Management, Continued

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)	March 31, 2020
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	578,137	—	502,517	75,620	578,137
Derivative hedging instruments		185,566	—	185,566	—	185,566
FVOCI		416,558	366,346	—	50,212	416,558

	~~W~~	1,180,261	366,346	688,083	125,832	1,180,261

Financial liabilities that are measured at fair value:
Derivative hedging instruments	~~W~~	10,044	—	10,044	—	10,044
Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	244,843	—	245,837	—	245,837
Debentures		6,902,848	—	7,365,695	—	7,365,695
Long-term payables – other		1,550,434	—	1,575,030	—	1,575,030

	~~W~~	8,698,125	—	9,186,562	—	9,186,562

(In millions of won)	December 31, 2019
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	639,568	—	564,145	75,423	639,568
Derivative hedging instrument		126,251	—	126,251	—	126,251
FVOCI		435,210	384,721	—	50,489	435,210

	~~W~~	1,201,029	384,721	690,396	125,912	1,201,029

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	32,934	—	33,755	—	33,755
Debentures		6,407,964	—	6,848,312	—	6,848,312
Long-term payables – other		1,968,538	—	2,003,025	—	2,003,025

	~~W~~	8,409,436	—	8,885,092	—	8,885,092

42

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

28.	Financial Risk Management, Continued

(3)	Fair value, Continued

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of March 31, 2020 and December 31, 2019 are as follows, Continued:

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

The Company uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods such as discounted cash flow and market approach. Inputs used for such valuation methods include swap rate, interest rate and risk premium, and the Company performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Company for the fair value measurement as of March 31, 2020 are as follows:

Interest rate
Derivative instruments	0.47% ~ 0.63%
Borrowings and debentures	1.42% ~ 1.86%
Long-term payables – other	1.51% ~ 1.84%

2)

There have been no transfers between Level 2 and Level 1 for the three-month period ended March 31, 2020. The changes of financial assets classified as Level 3 for the three-month period ended March 31, 2020 are as follows:

(In millions of won)
	Balance at January 1, 2020		Valuation	Acquisition	Disposal	Balance at March 31, 2020
FVTPL	~~W~~	75,423	(130)	327	—	75,620
FVOCI		50,489	—	—	(277)	50,212

	~~W~~	125,912	(130)	327	(277)	125,832

43

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

28.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	March 31, 2020
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the condensed separate interim statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	78,587	(78,587)	—

Financial liabilities:
Accounts payable – other and others		79,085	(78,587)	498

(In millions of won)
	December 31, 2019
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the condensed separate interim statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	77,958	(77,958)	—

Financial liabilities:
Accounts payable – other and others		78,133	(77,958)	175

44

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

29.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Holdings Co., Ltd.
Subsidiaries	SK Planet Co., Ltd. and 46 others(*)
Joint ventures	Dogus Planet, Inc. and 3 others
Associates	SK hynix Inc. and 45 others
Others	The Ultimate Controlling Entity’s other subsidiaries and associates

(*)	As of March 31, 2020, subsidiaries of the Company are as follows:

Subsidiary		Ownership percentage(%)(*1)	Primary business
Subsidiaries owned by the Company	SK Telink Co., Ltd.	100.0	Telecommunication and Mobile Virtual Network Operator service
	SK Communications Co., Ltd.	100.0	Internet website services
	SK Broadband Co., Ltd.	100.0	Telecommunication services
	PS&Marketing Corporation	100.0	Communications device retail business
	SERVICE ACE Co., Ltd.	100.0	Call center management service
	SERVICE TOP Co., Ltd.	100.0	Call center management service
	SK O&S Co., Ltd.	100.0	Base station maintenance service
	SK Telecom China Holdings Co., Ltd.	100.0	Investment(Holdings company)
	SK Global Healthcare Business Group., Ltd.	100.0	Investment
	YTK Investment Ltd.	100.0	Investment association
	Atlas Investment	100.0	Investment association
	SKT Americas, Inc.	100.0	Information gathering and consulting
	One Store Co., Ltd.	52.7	Telecommunication services
	SK Planet Co., Ltd.	98.7	Telecommunication services, system software development and supply services
	Eleven Street Co., Ltd.	80.3	E-commerce
	DREAMUS COMPANY	51.4	Manufacturing digital audio players and other portable media devices
	SK Infosec Co., Ltd.	100.0	Information security service
	Life & Security Holdings Co., Ltd.	55.0	Investment(Holdings company)
	Quantum Innovation Fund I	59.9	Investment
	SK Telecom Japan Inc.	100.0	Information gathering and consulting
	id Quantique SA	66.8	Quantum information and communications service
	SK Telecom TMT Investment Corp.	100.0	Investment
	FSK L&S Co., Ltd.	60.0	Freight and logistics consulting business
	Incross Co., Ltd.	34.6	Media representative business
	Happy Hanool Co., Ltd.	100.0	Service
	SK stoa Co., Ltd(*2)	100.0	Other telecommunication retail business
Subsidiaries owned by SK Planet Co., Ltd.	SK m&service Co.,Ltd.	100.0	Database and internet website service
	SK Planet Global Holdings Pte. Ltd.	100.0	Investment(Holdings company)
	SKP America LLC.	100.0	Digital contents sourcing service
	K-net Culture and Contents Venture Fund	59.0	Capital investing in startups
Subsidiaries owned by DREAMUS COMPANY	iriver Enterprise Ltd.	100.0	Management of Chinese subsidiaries
	iriver China Co., Ltd.	100.0	Sales and manufacturing of MP3 and 4
	Dongguan iriver Electronics Co., Ltd.	100.0	Sales and Manufacturing of e-book devices
	LIFE DESIGN COMPANY Inc.	100.0	Sales of goods in Japan

45

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

29.	Transactions with Related Parties, Continued

(1)	List of related parties, Continued

Subsidiary		Ownership percentage(%)(*1)	Primary business
Subsidiaries owned by SK Infosec Co., Ltd.	SKinfosec Information Technology(Wuxi) Co., Ltd.	100.0	System software development and supply services
Subsidiaries owned by Life & Security Holdings Co., Ltd.	ADT CAPS Co., Ltd.	100.0	Unmanned security
	CAPSTEC Co., Ltd.	100.0	Manned security
Subsidiaries owned by SK Telink Co., Ltd.	SK TELINK VIETNAM Co., Ltd.	100.0	Communications device retail business
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	100.0	Operation of information and communication facility
Subsidiaries owned by id Quantique SA	Id Quantique LLC	100.0	Quantum information and communications service
Subsidiaries owned by FSK L&S Co., Ltd.	FSK L&S(Shanghai) Co., Ltd.	66.0	Logistics business
	FSK L&S(Hungary) Co., Ltd.	100.0	Logistics business
Subsidiaries owned by Incross Co., Ltd.	Infra Communications Co., Ltd.	100.0	Service operation
	Mindknock Co., Ltd.	100.0	Software development
Subsidiaries owned by SK Telecom Japan Inc.	SK Planet Japan, K. K.	79.8	Digital Contents sourcing service
Others(*3)	SK Telecom Innovation Fund, L.P	100.0	Investment
	SK Telecom China Fund I L.P.	100.0	Investment

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Company or subsidiaries of the Company.
(*2)	The Company acquired 3,631,355 shares (100%) of SK stoa Co., Ltd. from SK Broadband. Co., Ltd. at ~~W~~40,029 million in cash for the three-month period ended March 31, 2020.
(*3)	Others are owned by Atlas Investment and another subsidiary of the Company.

As of March 31, 2020, the Company is included in SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act. All of the other entities included in SK Group are considered related parties of the Company.

46

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

29.	Transactions with Related Parties, Continued

(2)	Compensation to the key management

The Company considers registered directors (3 executive and 5 non-executive directors) who have substantial role and responsibility in planning, operations and relevant controls of the business as key management. The compensation given to such key management for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)
	For the three-month period ended
	March 31, 2020		March 31, 2019
Salaries	~~W~~	4,849	4,328
Defined benefits plan expenses		2,933	811
Share option		32	130

	~~W~~	7,814	5,269

Compensation for the key management includes salaries, non-monetary salaries and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

47

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

29.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three-month periods ended March 31, 2020 and 2019, are as follows:

(In millions of won)		For the three-month period ended March 31, 2020
Scope	Company	Operating revenue and others		Operating expense and others (*1)	Acquisition of property and equipment
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*2)	~~W~~	3,827	269,299	651

Subsidiaries	SK Broadband Co., Ltd.		30,043	130,812	—
	PS&Marketing Corporation(*3)		3,496	308,731	—
	SK O&S Co., Ltd.		1,003	52,695	1,458
	SK Planet Co., Ltd.		615	20,719	244
	SK Telink Co., Ltd.(*4)		102,451	6,520	2
	SERVICE ACE Co., Ltd.(*5)		3,886	35,749	—
	SERVICE TOP Co., Ltd.		2,273	37,675	—
	Eleven Street Co., Ltd.		1,123	2,349	—
	Life & Security Holdings Co., Ltd.(*6)		10,191	23	134
	One Store Co., Ltd.		3,803	62	—
	SK Infosec Co., Ltd.(*7)		20,072	7,443	42
	DREAMUS COMPANY		391	14,509	—
	Others		2,155	8,766	299

			181,502	626,053	2,179

Associates	F&U Credit information Co., Ltd.		224	11,130	—
	SK hynix Inc. (*8)		154,128	37	—
	KEB HanaCard Co., Ltd.		151	787	—
	SK Wyverns Co., Ltd.		298	9,404	—
	Content Wavve Co., Ltd.		9	9,836	—
	Others		6,734	1,987	—

			161,544	33,181	—

Other	SK Engineering & Construction Co., Ltd.		2,304	1	—
	SK Innovation Co., Ltd.		10,542	3,335	—
	SK Networks Co., Ltd.		547	3,887	—
	SK Networks service Co., Ltd.		137	9,866	3
	SK Telesys Co., Ltd.		61	220	508
	SK TNS Co., Ltd.		51	1,980	11,883
	SK energy Co., Ltd.		913	7	—
	SKC Infra Service Co., Ltd.		8	1,939	—
	SK ENS Co., Ltd.		570	—	—
	UbiNS Co., Ltd.		—	143	1,383
	Others		3,052	1,648	—

			18,185	23,026	13,777

		~~W~~	365,058	951,559	16,607

48

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

29.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three-month periods ended March 31, 2020 and 2019 are as follows, Continued:

(*1)	Operating expense and others include lease payments by the Company.
(*2)	Operating expense and others include ~~W~~194,617 million of dividends declared by the Company.
(*3)	Operating expense and others include ~~W~~183,272 million paid to PS&Marketing Corporation relating to purchase of accounts receivable resulting from sale of handsets.
(*4)	Operating revenue and others include ~~W~~89,969 million of dividend income recognized.
(*5)	Operating revenue and others include ~~W~~2,000 million of dividend income recognized.
(*6)	Operating revenue and others include ~~W~~7,039 million of dividend income recognized.
(*7)	Operating revenue and others include ~~W~~20,028 million of dividend income recognized.
(*8)	Operating revenue and others include ~~W~~146,100 million of dividend income recognized.

49

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

29.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three-month periods ended March 31, 2020 and 2019 are as follows, Continued:

(In millions of won)
		For the three-month period ended March 31, 2019
Scope	Company	Operating revenue and others		Operating expense and others(*1)	Acquisition of property and equipment
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*2)	~~W~~	1,552	266,045	1,271

Subsidiaries	SK Broadband Co., Ltd.		25,707	127,428	—
	PS&Marketing Corporation(*3)		3,401	331,855	—
	SK O&S Co., Ltd.		1,158	53,314	—
	SK Planet Co., Ltd.		263	22,424	2,299
	SK Telink Co., Ltd.(*4)		211,950	5,469	—
	SERVICE ACE Co., Ltd.(*5)		9,440	32,012	—
	SERVICE TOP Co., Ltd.(*6)		10,995	30,577	—
	Eleven Street Co., Ltd.		4,451	1,806	—
	Others(*7)		68,108	23,845	691

			335,473	628,730	2,990

Associates	F&U Credit information Co., Ltd.		299	11,430	—
	SK hynix Inc.(*8)		227,413	57	—
	KEB HanaCard Co., Ltd.		413	393	—
	SK Wyverns Co., Ltd.		294	15,000	—
	Others		—	3,068	37

			228,419	29,948	37

Other	SK Engineering & Construction Co., Ltd.		517	2,400	—
	SK Innovation Co., Ltd.		2,544	355	—
	SK Networks Co., Ltd.		599	6,181	443
	SK Networks service Co., Ltd.		165	10,293	—
	SK Telesys Co., Ltd.		44	153	157
	SK TNS Co., Ltd.		54	131	739
	SK energy Co., Ltd.		542	5	—
	SKC Infra Services Co., Ltd.		7	2,019	—
	SK E&S Co., Ltd.		495	—	—
	Others		2,253	1,352	—

			7,220	22,889	1,339

		~~W~~	572,664	947,612	5,637

50

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

29.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three-month periods ended March 31, 2020 and 2019 are as follows, Continued:

(*1)	Operating expense and others include lease payments by the Company.
(*2)	Operating expense and others include ~~W~~194,617 million of dividends declared by the Company.
(*3)	Operating expense and others include ~~W~~196,359 million paid to PS&Marketing Corporation relating to purchase of accounts receivable resulting from sale of handsets.
(*4)	Operating revenue and others include ~~W~~199,995 million of dividend income recognized.
(*5)	Operating revenue and others include ~~W~~7,499 million of dividend income recognized.
(*6)	Operating revenue and others include ~~W~~8,900 million of dividend income recognized.
(*7)	Operating revenue and others include ~~W~~60,597 million of dividend income recognized from Life & Security Holdings Co., Ltd. and SK Infosec Co., Ltd.
(*8)	Operating revenue and others include ~~W~~219,151 million of dividend income recognized.

51

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

29.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of March 31, 2020, and December 31, 2019 are as follows:

(In millions of won)		March 31, 2020
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	1,280	222,799

Subsidiaries	SK Broadband Co., Ltd.		—	10,675	50,033
	PS&Marketing Corporation		—	1,179	62,864
	SK O&S Co., Ltd.		—	15	22,631
	SK Planet Co., Ltd.		—	592	11,576
	SK Telink Co., Ltd.		—	100,327	5,303
	SERVICE ACE Co., Ltd.		—	2,276	23,129
	SERVICE TOP Co., Ltd.		—	—	18,363
	Eleven Street Co., Ltd.		—	468	2,660
	One Store Co., Ltd.		—	267	25,073
	SK m&service Co., Ltd.		—	2,107	1,596
	SK Infosec Co., Ltd.		—	20,064	3,473
	SK Communications Co., Ltd.		—	126	11,368
	Others		—	9,562	7,741

			—	147,658	245,810

Associates	F&U Credit information Co., Ltd.		—	6	4,449
	SK hynix Inc.		—	153,780	—
	Wave City Development Co., Ltd.		—	31,523	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	2,257	—
	KEB HanaCard Co., Ltd.		—	1,232	6,971
	Others		204	536	1,634

			22,351	189,334	13,054

Other	SK Engineering and Construction Co., Ltd.		—	2,492	—
	SK Innovation Co., Ltd.		—	5,776	22,810
	SK Networks Co., Ltd.		—	314	18,621
	SK Networks services Co., Ltd.		—	—	4,620
	SK Telesys Co., Ltd.		—	32	1,841
	SK TNS Co., Ltd.		—	8	420
	SK Energy Co., Ltd		—	458	56
	Others		—	1,440	6,474

			—	10,520	54,842

		~~W~~	22,351	348,792	536,505

(*)	As of March 31, 2020, the Company recognized full valuation allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

52

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

29.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of March 31, 2020 and December 31, 2019 are as follows, Continued:

(In millions of won)		December 31, 2019
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	1,869	53,280

Subsidiaries	SK Broadband Co., Ltd.		—	9,812	54,368
	PS&Marketing Corporation		—	122	67,029
	SK O&S Co., Ltd.		—	15	54,902
	SK Planet Co., Ltd.		—	949	100,412
	SK Telink Co., Ltd.		—	10,591	2,709
	SERVICE ACE Co., Ltd.		—	348	25,035
	SERVICE TOP Co., Ltd.		—	15	26,837
	Eleven Street Co., Ltd.		—	131	4,730
	One Store Co., Ltd.		—	263	27,409
	SK m&service Co., Ltd.		—	3,220	8,006
	SK Infosec Co., Ltd.		—	24	8,136
	SK Communications Co., Ltd.		—	31	11,574
	Others		—	1,062	10,252

			—	26,583	401,399

Associates	F&U Credit information Co., Ltd.		—	—	4,742
	SK hynix Inc.		—	5,602	48
	Wave City Development Co., Ltd.		—	31,523	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	5,359	—
	KEB HanaCard Co., Ltd.		—	1,025	9,474
	Others		204	25	2,261

			22,351	43,534	16,525

Other	SK Engineering and		—	3,527	97

	Construction Co., Ltd.
	SK Innovation Co., Ltd.		—	5,542	22,492
	SK Networks Co., Ltd.		—	333	20,430
	SK Networks Services Co., Ltd.		—	—	7,739
	SK Telesys Co., Ltd.		—	26	3,573
	SK TNS Co., Ltd.		—	9	193,946
	SK Energy Co., Ltd		—	215	149
	UbiNS Co., Ltd.		—	—	16,741
	Others		—	1,690	8,813

			—	11,342	273,980

		~~W~~	22,351	83,328	745,184

(*)	As of December 31, 2019, the Company recognized full valuation allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.
(5)	The details of additional investments and disposal of subsidiaries and associates for the three-month period ended March 31, 2020 are described in note 8.

53

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

30.	Commitments and Contingencies

(1)	Accounts receivables from sale of handsets

The sales agents of the Company sell handsets to the Company’s subscribers on an installment basis. The Company entered into comprehensive agreements to purchase accounts receivable from handset sales with retail stores and authorized dealers and to transfer the accounts receivable from handset sales to special-purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivable from sale of handsets amounting to ~~W~~557,992 million as of March 31, 2020, which the Company purchased according to the relevant comprehensive agreement, are recognized as accounts receivable – other and long-term accounts receivable – other.

(2)	Legal claims and litigations

As of March 31, 2020, the Company is involved in various legal claims and litigations. Provision recognized in relation to these claims and litigations is immaterial. In connection with those legal claims and litigations for which no provision was recognized, management does not believe the Company has a present obligation, nor is it expected that any of these claims or litigations will have a significant impact on the Company’s financial position or operating results in the event an outflow of resources is ultimately necessary.

54

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

31.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2020		March 31, 2019
Gain on foreign currency translations	~~W~~	(4,484)	(824)
Interest income		(6,160)	(7,463)
Dividends		(265,852)	(506,050)
Gain relating to investments in associates		(7,641)	—
Gain relating to financial assets at FVTPL		—	(146)
Gain on disposal of property and equipment and intangible assets		(1,076)	(868)
Gain on business transfer		(12,451)	—
Gain on valuation of derivatives		—	(446)
Gain on settlement of derivatives		(7,380)	—
Gain on sale of accounts receivable – other		(4,679)	(7,942)
Loss on foreign currency translations		3,154	139
Bad debt for accounts receivable – trade		9,229	4,327
Bad debt for accounts receivable – other		1,103	737
Loss relating to financial assets at FVTPL		173	140
Depreciation and amortization		739,010	664,694
Loss on disposal of property and equipment and intangible assets		4,003	959
Impairment loss on property and equipment and intangible assets		—	63
Interest expense		61,694	64,205
Loss relating to financial liabilities at FVTPL		—	252
Loss on settlement of derivatives		1,866	—
Expense related to defined benefit plan		15,101	10,895
Share option		32	87
Income tax expense		82,455	117,639
Other expenses		13,276	1,739

	~~W~~	621,373	342,137

55

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

31.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2020		March 31, 2019
Accounts receivable – trade	~~W~~	5,367	14,846
Accounts receivable – other		39,943	(4,435)
Advance payments		(12,320)	(32,818)
Prepaid expenses		(22,585)	17,985
Inventories		(5,577)	880
Long-term accounts receivable – other		42,024	(2,118)
Long-term prepaid expenses		81,315	14,931
Guarantee deposits		(4,334)	(2,196)
Contract assets		(2,180)	423
Accounts payable – other		(415,523)	59,754
Withholdings		10,791	(34,035)
Deposits received		(317)	(332)
Accrued expenses		(158,274)	(139,554)
Provisions		(144)	(140)
Plan assets		4,535	(1,947)
Retirement benefit payment		(10,841)	(7,784)
Contract liabilities		5,524	7,115
Others		26,762	8,280

	~~W~~	(415,834)	(101,145)

(3)	Significant non-cash transactions for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2020		March 31, 2019
Decrease in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	(531,113)	(155,964)
Increase of right-of-use assets		81,342	83,285
Contribution in kind for investments		4,702	19,039

56

SK TELECOM CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

(Unaudited)

March 31, 2020 and 2019

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

SK Telecom Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of SK Telecom Co., Ltd. and its subsidiaries (the “Group”), which comprise the condensed consolidated statement of financial position as of March 31, 2020, the condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2020 and 2019, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034, Interim Financial Reporting, and for such internal controls as management determines is necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared fairly, in all material respects, in accordance with K-IFRS No.1034, Interim Financial Reporting.

Other matters

The consolidated statement of financial position of the Group as of December 31, 2019, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 10, 2020, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Group as of December 31, 2019, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

May 14, 2020

This report is effective as of May 14, 2020, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

SK TELECOM CO., LTD. (the “Parent Company”) AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2020, AND DECEMBER 31, 2019, AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2020 AND 2019

The accompanying condensed consolidated interim financial statements, including all footnote disclosures, were prepared by, and are the responsibility of, the Parent Company.

Park, Jung-Ho

Chief Executive Officer

SK TELECOM CO., LTD.

3

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

As of March 31, 2020 and December 31, 2019

(In millions of won)	Note	March 31, 2020		December 31, 2019
Assets
Current Assets:
Cash and cash equivalents	28,29	~~W~~	1,117,766	1,270,824
Short-term financial instruments	28,29		941,959	830,647
Short-term investment securities	9,28,29		133,248	166,666
Accounts receivable – trade, net	5,28,29,30		2,116,023	2,230,979
Short-term loans, net	5,28,29,30		76,104	66,123
Accounts receivable – other, net	5,28,29,30,31		1,100,526	905,436
Contract assets	7,29		120,052	127,499
Prepaid expenses	6		2,070,968	2,030,550
Prepaid income taxes	26		36,795	63,748
Derivative financial assets	18,28,29		—	26,253
Inventories, net	8		208,051	162,882
Advanced payments and others	5,28,29,30		201,409	220,687

			8,122,901	8,102,294

Non-Current Assets:
Long-term financial instruments	28,29		91,182	990
Long-term investment securities	9,28,29		834,105	857,215
Investments in associates and joint ventures	10		13,517,586	13,385,264
Property and equipment, net	11,12,30,31		11,987,720	12,334,280
Goodwill			2,949,658	2,949,530
Intangible assets, net	13		4,700,396	4,866,092
Long-term contract assets	7,29		54,397	64,359
Long-term loans, net	5,28,29,30		33,248	33,760
Long-term accounts receivable – other	5,28,29,30,31		301,221	344,662
Long-term prepaid expenses	6		1,174,756	1,241,429
Guarantee deposits	5,28,29,30		175,959	164,734
Long-term derivative financial assets	18,28,29		231,280	124,707
Deferred tax assets	26		115,540	109,057
Defined benefit assets	17		—	1,125
Other non-current assets	5,28,29		32,177	32,122

			36,199,225	36,509,326

Total Assets		~~W~~	44,322,126	44,611,620

See accompanying notes to the condensed consolidated interim financial statements.

4

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position, Continued

As of March 31, 2020 and December 31, 2019

(In millions of won)	Note	March 31, 2020		December 31, 2019
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable – trade	28,29,30	~~W~~	389,613	438,297
Accounts payable – other	28,29,30		2,231,202	2,521,474
Withholdings	28,29,30		1,462,036	1,350,244
Contract liabilities	7		196,253	191,225
Accrued expenses	28,29		1,260,815	1,425,251
Income tax payable	26		64,701	5,450
Provisions	16,31		93,015	89,446
Short-term borrowings	14,28,29		360,000	20,603
Current installments of long-term debt, net	14,28,29		790,653	1,017,327
Current installments of long-term payables – other	15,28,29		420,902	423,839
Lease liabilities	28,29,30		318,439	304,247
Other current liabilities			1,068	319

			7,588,697	7,787,722

Non-Current Liabilities:
Debentures, excluding current installments, net	14,28,29		7,836,125	7,253,894
Long-term borrowings, excluding current installments, net	14,28,29,31		1,966,076	1,972,149
Long-term payables – other	15,28,29		1,147,089	1,550,167
Long-term lease liabilities	28,29,30		377,763	408,493
Long-term contract liabilities	7		36,828	32,231
Defined benefit liabilities	17		238,528	172,258
Long-term derivative financial liabilities	18,28,29		11,576	1,043
Long-term provisions	16,31		46,322	53,783
Deferred tax liabilities	26		2,448,003	2,466,295
Other non-current liabilities	28,29		75,604	90,049

			14,183,914	14,000,362

Total Liabilities			21,772,611	21,788,084

Shareholders’ Equity:
Share capital	1,19		44,639	44,639
Capital surplus and others	19,20		1,005,589	1,006,481
Retained earnings	21		21,859,753	22,235,285
Reserves	22		(216,755)	(329,576)

Equity attributable to owners of the Parent Company			22,693,226	22,956,829
Non-controlling interests			(143,711)	(133,293)

Total Shareholders’ Equity			22,549,515	22,823,536

		~~W~~	44,322,126	44,611,620

See accompanying notes to the condensed consolidated interim financial statements.

5

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Interim Statements of Income

For the three-month periods ended March 31, 2020 and 2019

(In millions of won)	Note	March 31, 2020		March 31, 2019
Operating revenue:	4,30
Revenue		~~W~~	4,450,396	4,334,906

Operating expenses:	30
Labor			742,769	690,957
Commissions	6		1,297,968	1,273,726
Depreciation and amortization	4		975,397	891,150
Network interconnection			194,970	189,367
Leased lines			66,917	70,798
Advertising			73,954	85,810
Rent			52,355	58,417
Cost of goods sold	8		348,971	377,240
Others	23		395,059	374,869

			4,148,360	4,012,334

Operating profit	4		302,036	322,572
Finance income	4,25		38,978	37,777
Finance costs	4,25		(109,891)	(105,716)
Gain relating to investments in associates and joint ventures, net	4,10		140,895	223,345
Other non-operating income	4,24		16,725	7,935
Other non-operating expenses	4,24		(18,748)	(18,105)

Profit before income tax	4		369,995	467,808
Income tax expense	26		63,148	94,177

Profit for the period		~~W~~	306,847	373,631

Attributable to:
Owners of the Parent Company		~~W~~	309,440	379,189
Non-controlling interests			(2,593)	(5,558)
Earnings per share	27
Basic and diluted earnings per share (in won)		~~W~~	4,181	5,225

See accompanying notes to the condensed consolidated interim financial statements.

6

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

For the three-month periods ended March 31, 2020 and 2019

(In millions of won)	Note	March 31, 2020		March 31, 2019
Profit for the period		~~W~~	306,847	373,631

Other comprehensive income (loss):
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	17		(23,050)	(9,567)
Net change in other comprehensive loss of investments in associates and joint ventures	10,22		(991)	(1,263)
Valuation gain (loss) on financial assets at fair value through other comprehensive income	22		(20,269)	3,023
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in other comprehensive income of investments in associates and joint ventures	10,22		110,778	67,118
Net change in unrealized fair value of derivatives	22		4,581	12,625
Foreign currency translation differences for foreign operations	22		18,662	3,990

Other comprehensive income for the period, net of taxes			89,711	75,926

Total comprehensive income		~~W~~	396,558	449,557

Total comprehensive income (loss) attributable to:
Owners of the Parent Company		~~W~~	399,209	455,144
Non-controlling interests			(2,651)	(5,587)

See accompanying notes to the condensed consolidated interim financial statements.

7

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

For the three-month periods ended March 31, 2020 and 2019

(In millions of won)
		Controlling interests						Non-controlling interests	Total equity
	Note	Share capital		Capital surplus and others	Retained earnings	Reserves	Sub-total
Balance, December 31, 2018		~~W~~	44,639	655,084	22,144,541	(373,442)	22,470,822	(121,572)	22,349,250
Impact of adopting K-IFRS No. 1116			—	—	(24,956)	—	(24,956)	(503)	(25,459)

Balance, January 1, 2019			44,639	655,084	22,119,585	(373,442)	22,445,866	(122,075)	22,323,791
Total comprehensive income:
Profit (loss) for the period			—	—	379,189	—	379,189	(5,558)	373,631
Other comprehensive income (loss)	10,17,22		—	—	(12,488)	88,443	75,955	(29)	75,926

			—	—	366,701	88,443	455,144	(5,587)	449,557

Transactions with owners:
Annual dividends			—	—	(646,828)	—	(646,828)	—	(646,828)
Share option	20		—	87	—	—	87	68	155
Interest on hybrid bonds			—	—	(3,692)	—	(3,692)	—	(3,692)
Changes in ownership in subsidiaries			—	(8,994)	—	—	(8,994)	5,128	(3,866)

			—	(8,907)	(650,520)	—	(659,427)	5,196	(654,231)

Balance, March 31, 2019		~~W~~	44,639	646,177	21,835,766	(284,999)	22,241,583	(122,466)	22,119,117

Balance, January 1, 2020		~~W~~	44,639	1,006,481	22,235,285	(329,576)	22,956,829	(133,293)	22,823,536
Total comprehensive income:
Profit (loss) for the period			—	—	309,440	—	309,440	(2,593)	306,847
Other comprehensive income (loss)	10,17,22		—	—	(23,052)	112,821	89,769	(58)	89,711

			—	—	286,388	112,821	399,209	(2,651)	396,558

Transactions with owners:
Annual dividends			—	—	(658,228)	—	(658,228)	(5,765)	(663,993)
Share option	20		—	32	—	—	32	615	647
Interest on hybrid bonds			—	—	(3,692)	—	(3,692)	—	(3,692)
Changes in ownership in subsidiaries			—	(924)	—	—	(924)	(2,617)	(3,541)

			—	(892)	(661,920)	—	(662,812)	(7,767)	(670,579)

Balance, March 31, 2020		~~W~~	44,639	1,005,589	21,859,753	(216,755)	22,693,226	(143,711)	22,549,515

See accompanying notes to the condensed consolidated interim financial statements.

8

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

For the three-periods ended March 31, 2020 and 2019

(In millions of won)	Note	March 31, 2020		March 31, 2019
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the period		~~W~~	306,847	373,631
Adjustments for income and expenses	32		1,087,500	936,723
Changes in assets and liabilities related to operating activities	32		(350,380)	(278,850)

			1,043,967	1,031,504
Interest received			9,233	11,821
Dividends received			15	9,308
Interest paid			(78,755)	(82,928)
Income tax paid			(2,030)	(1,050)

Net cash provided by operating activities			972,430	968,655

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			—	335,458
Decrease in short-term investment securities, net			33,819	134,179
Collection of short-term loans			28,835	26,083
Decrease in long-term financial instruments			99	—
Proceeds from disposals of long-term investment securities			6,948	88
Proceeds from disposals of investments in associates and joint ventures			—	81
Proceeds from disposals of property and equipment			2,121	4,766
Proceeds from disposals of intangible assets			1,386	2,418
Collection of long-term loans			1,213	541
Decrease in deposits			10,918	4,572
Proceeds from settlement of derivatives			85	121
Collection of lease receivables			7,588	5,084
Cash inflow from business combinations			—	4,944

			93,012	518,335
Cash outflows for investing activities:
Increase in short-term financial instruments, net			(111,209)	—
Increase in short-term loans			(37,824)	(38,426)
Increase in long-term loans			(1,930)	(1,630)
Increase in long-term financial instruments			(90,290)	—
Acquisitions of long-term investment securities			(4,069)	(48,853)
Acquisitions of investments in associates and joint ventures			(9,113)	(131,283)
Acquisitions of property and equipment			(1,045,492)	(691,657)
Acquisitions of intangible assets			(21,295)	(8,073)
Increase in deposits			(4,730)	(3,553)
Cash outflow for business combinations			—	(34,554)

			(1,325,952)	(958,029)

Net cash used in investing activities		~~W~~	(1,232,940)	(439,694)

See accompanying notes to the condensed consolidated interim financial statements.

9

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2020 and 2019

(In millions of won)	Note	March 31, 2020		March 31, 2019
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings, net		~~W~~	339,381	—
Proceeds from issuance of debentures			773,727	607,427
Proceeds from long-term borrowings			597	—
Cash inflows from settlement of derivatives			40,470	—
Transactions with non-controlling shareholders			—	3,933

			1,154,175	611,360
Cash outflows for financing activities:
Repayments of short-term borrowings, net			—	(466)
Repayments of long-term payable – other			(426,275)	(426,022)
Repayments of debentures			(524,590)	(70,000)
Repayments of long-term borrowings			(9,313)	(10,271)
Repayments of lease liabilities			(91,428)	(83,600)
Transactions with non-controlling shareholders			(3,660)	—

			(1,055,266)	(590,359)

Net cash provided by financing activities			98,909	21,001

Net increase (decrease) in cash and cash equivalents			(161,601)	549,962
Cash and cash equivalents at beginning of the period			1,270,824	1,506,699
Effects of exchange rate changes on cash and cash equivalents			8,543	419

Cash and cash equivalents at end of the period		~~W~~	1,117,766	2,057,080

See accompanying notes to the condensed consolidated interim financial statements.

10

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

1.     Reporting Entity

(1)	General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Parent Company’s common shares and depositary receipts(DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of March 31, 2020, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	21,624,120	26.78
National Pension Service	9,040,119	11.20
Institutional investors and other shareholders	41,205,589	51.03
Kakao Co., Ltd.	1,266,620	1.57
Treasury shares	7,609,263	9.42

	80,745,711	100.00

These condensed consolidated financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). SK Holdings Co., Ltd. is the ultimate controlling entity of the Parent Company.

11

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

1.	Reporting Entity, Continued

(2)	List of subsidiaries

The list of subsidiaries as of March 31, 2020 and December 31, 2019 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Mar. 31, 2020	Dec. 31, 2019
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.	Korea	Telecommunications and mobile virtual network operator service	100.0	100.0
	SK Communications Co., Ltd.	Korea	Internet website services	100.0	100.0
	SK Broadband Co., Ltd.	Korea	Telecommunications services	100.0	100.0
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICE ACE Co., Ltd.	Korea	Call center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Call center management service	100.0	100.0
	SK O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
	SK Telecom China Holdings Co., Ltd.	China	Investment (holdings company)	100.0	100.0
	SK Global Healthcare Business Group, Ltd.	Hong Kong	Investment	100.0	100.0
	YTK Investment Ltd.	Cayman Islands	Investment association	100.0	100.0
	Atlas Investment	Cayman Islands	Investment association	100.0	100.0
	SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
	One Store Co., Ltd.	Korea	Telecommunications services	52.7	52.7
	SK Planet Co., Ltd.	Korea	Telecommunications services, system software development and supply services	98.7	98.7
	Eleven Street Co., Ltd.(*2)	Korea	E-commerce	80.3	80.3
	DREAMUS COMPANY	Korea	Manufacturing digital audio players and other portable media devices	51.4	51.4
	SK Infosec Co., Ltd.	Korea	Information security service	100.0	100.0
	Life & Security Holdings Co., Ltd.	Korea	Investment (holdings company)	55.0	55.0
	Quantum Innovation Fund I	Korea	Investment	59.9	59.9
	SK Telecom Japan Inc.	Japan	Information gathering and consulting	100.0	100.0
	id Quantique SA	Switzerland	Quantum information and communications service	66.8	66.8
	SK Telecom TMT Investment Corp.	USA	Investment	100.0	100.0
	FSK L&S Co., Ltd.	Korea	Freight and logistics consulting business	60.0	60.0
	Incross Co., Ltd.	Korea	Media representative business	34.6	34.6
	Happy Hanool Co., Ltd.	Korea	Service	100.0	100.0
	SK stoa Co., Ltd.(*3)	Korea	Other telecommunications retail business	100.0	—

12

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of March 31, 2020 and December 31, 2019 is as follows, Continued:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Mar. 31, 2020	Dec. 31, 2019
Subsidiaries owned by SK Planet Co., Ltd.	SK m&service Co., Ltd.	Korea	Database and Internet website service	100.0	100.0
	SK Planet Global Holdings Pte. Ltd.	Singapore	Investment (holdings company)	100.0	100.0
	SKP America LLC.	USA	Digital contents sourcing service	100.0	100.0
	K-net Culture and Contents Venture Fund	Korea	Capital investing in start-ups	59.0	59.0
Subsidiaries owned by DREAMUS COMPANY	iriver Enterprise Ltd.	Hong Kong	Management of Chinese subsidiaries	100.0	100.0
	iriver China Co., Ltd.	China	Sales and manufacturing of MP3 and 4	100.0	100.0
	Dongguan iriver Electronics Co., Ltd.	China	Sales and manufacturing of e-book	100.0	100.0
	LIFE DESIGN COMPANY Inc.	Japan	Sale of goods in Japan	100.0	100.0
Subsidiary owned by SK Infosec Co., Ltd.	SKinfosec Information Technology(Wuxi) Co., Ltd.	China	System software development and supply services	100.0	100.0
Subsidiaries owned by Life & Security Holdings Co., Ltd.	ADT CAPS Co., Ltd.	Korea	Unmanned security	100.0	100.0
	CAPSTEC Co., Ltd.	Korea	Manned security	100.0	100.0
	ADT SECURITY Co., Ltd.(*4)	Korea	Sales and trade of anti-theft devices and surveillance devices	—	100.0
Subsidiary owned by SK Telink Co., Ltd.	SK TELINK VIETNAM Co., Ltd.	Vietnam	Communications device retail business	100.0	100.0
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	Korea	Operation of information and communications facility	100.0	100.0
	SK stoa Co., Ltd.(*3)	Korea	Other telecommunications retail business	—	100.0
Subsidiary owned by SK Telecom Japan Inc.	SK Planet Japan, K. K.	Japan	Digital contents sourcing service	79.8	79.8
Subsidiary owned by id Quantique SA	Id Quantique LLC	Korea	Quantum information and communications service	100.0	100.0
Subsidiaries owned by FSK L&S Co., Ltd.	FSK L&S(Shanghai) Co., Ltd.	China	Logistics business	66.0	66.0
	FSK L&S(Hungary) Co., Ltd.	Hungary	Logistics business	100.0	100.0
Subsidiaries owned by Incross Co., Ltd.	Infra Communications Co., Ltd.	Korea	Service operation	100.0	100.0
	Mindknock Co., Ltd.	Korea	Software development	100.0	100.0
Others(*5)	SK Telecom Innovation Fund, L.P.	USA	Investment	100.0	100.0
	SK Telecom China Fund I L.P.	Cayman Islands	Investment	100.0	100.0

13

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of March 31, 2020 and December 31, 2019 is as follows, Continued:

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.
(*2)

80.3% of the shares issued by Eleven Street Co., Ltd. are owned by the Parent Company and 18.2% of redeemable convertible preferred shares with voting rights are owned by non-controlling shareholder. For the year ended December 31, 2019, Eleven Street Co., Ltd. acquired 1.5% of its outstanding shares from SK Planet Co., Ltd., which is currently held as treasury shares as of March 31, 2020. The Parent Company is obliged to guarantee dividend of at least 1% per annum of the preferred share’s issue price to the investor by the date on which Eleven Street Co., Ltd. is publicly listed or at the end of qualifying listing period, whichever occurs first. The present value of obligatory dividends amounting to ~~W~~18,936 million are recognized as financial liabilities as of March 31, 2020.

(*3)

The Parent Company acquired 3,631,355 shares (100%) of SK stoa Co., Ltd. from SK Broadband Co., Ltd., a subsidiary of the Parent Company, at ~~W~~40,029 million in cash for the three-month period ended March 31, 2020.

(*4)	Details of changes in the consolidation scope for the three-month period ended March 31, 2020 are presented in note 1-(4).
(*5)	Others are owned together by Atlas Investment and another subsidiary of the Parent Company.

14

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries

Condensed financial information of the significant subsidiaries as of and for the three-month period ended March 31, 2020 is as follows:

(In millions of won)
	As of March 31, 2020				For the three-month period ended March 31, 2020
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.(*1)	~~W~~	274,731	171,781	102,950	84,920	4,698
Eleven Street Co., Ltd.		975,566	516,438	459,128	129,305	(6,714)
SK m&service Co., Ltd.		118,318	65,689	52,629	52,611	1,535
SK Broadband Co., Ltd.		4,403,560	2,742,947	1,660,613	822,999	27,673
K-net Culture and Contents Venture Fund		151,491	21,163	130,328	—	(1)
PS&Marketing Corporation		475,140	266,314	208,826	327,289	(5,171)
SERVICE ACE Co., Ltd.		73,053	48,885	24,168	53,460	1,170
SERVICE TOP Co., Ltd.		66,105	48,947	17,158	50,668	827
SK O&S Co., Ltd.		68,060	37,228	30,832	54,171	(3,050)
SK Planet Co., Ltd.		552,817	236,582	316,235	58,778	(1,165)
DREAMUS COMPANY(*2)		178,456	59,572	118,884	50,576	336
Life & Security Holdings Co., Ltd.(*3)		2,656,557	2,365,881	290,676	233,076	369
SK Infosec Co., Ltd.(*4)		141,106	61,758	79,348	56,730	3,885
One Store Co., Ltd.		238,468	93,763	144,705	40,491	1,934
Home & Service Co., Ltd.		117,795	81,500	36,295	97,533	177
SK stoa Co., Ltd.		84,044	68,931	15,113	61,028	3,720
FSK L&S Co., Ltd.(*5)		56,711	27,784	28,927	39,555	655
Incross Co., Ltd.(*6)		125,021	61,730	63,291	6,799	1,342

(*1)	The condensed financial information of SK Telink Co., Ltd. is consolidated financial information including SK TELINK VIETNAM Co., Ltd.
(*2)	The condensed financial information of DREAMUS COMPANY is consolidated financial information including iriver Enterprise Ltd. and three other subsidiaries of DREAMUS COMPANY.
(*3)

The condensed financial information of Life & Security Holdings Co., Ltd. is consolidated financial information including ADT CAPS CO., Ltd. and another subsidiary of Life & Security Holdings Co., Ltd.

(*4)	The condensed financial information of SK Infosec Co., Ltd. is consolidated financial information including SK infosec Information Technology (Wuxi) Co., Ltd.
(*5)	The condensed financial information of FSK L&S Co., Ltd. is consolidated financial information including FSK L&S (Shanghai) Co., Ltd. and another subsidiary of FSK L&S Co., Ltd.
(*6)	The condensed financial information of Incross Co., Ltd. is consolidated financial information including Infra Communications Co., Ltd. and another subsidiary of Incross Co., Ltd.

15

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries, Continued

Condensed financial information of the significant subsidiaries as of and for the year ended December 31, 2019 is as follows, Continued:

(In millions of won)
	As of December 31, 2019				For the year ended December 31, 2019
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.(*1)	~~W~~	265,725	77,378	188,347	363,627	3,010
Eleven Street Co., Ltd.		923,424	446,432	476,992	530,489	(5,077)
SK m&service Co., Ltd.		109,699	58,605	51,094	218,848	2,448
SK Broadband Co., Ltd.		4,447,549	2,811,417	1,636,132	3,178,805	48,583
K-net Culture and Contents Venture Fund		151,493	21,163	130,330	—	(294)
PS&Marketing Corporation		439,947	225,942	214,005	1,684,576	96
SERVICE ACE Co., Ltd.		80,844	55,133	25,711	206,080	3,906
SERVICE TOP Co., Ltd.		66,932	50,060	16,872	193,377	2,230
SK O&S Co., Ltd.		96,446	62,086	34,360	281,634	1,724
SK Planet Co., Ltd.		595,838	278,438	317,400	275,544	1,214
DREAMUS COMPANY(*2)		171,586	53,669	117,917	196,961	(48,006)
Life & Security Holdings Co., Ltd.(*3)		2,639,781	2,330,920	308,861	913,301	12,703
SK Infosec Co., Ltd.(*4)		158,424	61,644	96,780	270,423	18,520
One Store Co., Ltd.		236,329	93,625	142,704	135,116	(5,415)
Home & Service Co., Ltd.		113,176	76,192	36,984	351,154	(267)
SK stoa Co., Ltd.		70,754	59,207	11,547	196,063	875
FSK L&S Co., Ltd.(*5)		47,550	19,651	27,899	130,872	306
Incross Co., Ltd.(*6)		144,263	78,519	65,744	19,787	5,756

(*1)	The condensed financial information of SK Telink Co., Ltd. is consolidated financial information including SK TELINK VIETNAM Co., Ltd.
(*2)	The condensed financial information of DREAMUS COMPANY is consolidated financial information including iriver Enterprise Ltd. and three other subsidiaries of DREAMUS COMPANY.
(*3)

The condensed financial information of Life & Security Holdings Co., Ltd. is consolidated financial information including ADT CAPS Co., Ltd. and two other subsidiaries of Life & Security Holdings Co., Ltd.

(*4)	The condensed financial information of SK Infosec Co., Ltd. is consolidated financial information including SK infosec Information Technology (Wuxi) Co., Ltd.
(*5)	The condensed financial information of FSK L&S Co., Ltd. is consolidated financial information including FSK L&S (Shanghai) Co., Ltd. and another subsidiary of FSK L&S Co., Ltd.
(*6)

The condensed financial information of Incross Co., Ltd. is consolidated financial information including Infra Communications Co., Ltd. and another subsidiary of Incross Co., Ltd. from the date of acquisition to December 31, 2019.

16

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

1.	Reporting Entity, Continued

(4)	Changes in subsidiaries

The list of subsidiary that was excluded from consolidation for the three-month period ended March 31, 2020 is as follows:

Subsidiary	Reason
ADT SECURITY Co., Ltd.	Merged into ADT CAPS Co., Ltd.

(5)

The financial information of significant non-controlling interests of the Group as of and for the three-month period ended March 31, 2020 and as of and for the year ended December 31, 2019 are as follows:

(In millions of won)
	DREAMUS COMPANY		One Store Co., Ltd.	Eleven Street Co., Ltd.	Life & Security Holdings Co., Ltd.	Incross Co., Ltd.
Ownership of non-controlling interests (%)		48.6	47.3	18.2	45.0	65.4

	As of March 31, 2020
Current assets	~~W~~	144,394	211,876	757,681	139,341	111,811
Non-current assets		34,062	26,592	217,885	2,517,216	13,210
Current liabilities		(55,517)	(88,666)	(490,820)	(318,059)	(58,392)
Non-current liabilities		(4,055)	(5,097)	(25,618)	(2,047,822)	(3,338)
Net assets		118,884	144,705	459,128	290,676	63,291
Fair value adjustment and others		—	—	(13,936)	(1,218,351)	—
Net assets on the consolidated financial statements		118,884	144,705	445,192	(927,675)	63,291
Carrying amount of non-controlling interests		58,198	68,719	82,271	(417,438)	38,972

	For the three-month period ended March 31, 2020
Revenue	~~W~~	50,576	40,491	129,305	233,076	6,799
Profit (loss) for the period		336	1,934	(6,714)	369	1,342
Depreciation of the fair value adjustment and others		—	—	(131)	(4,359)	—
Profit(loss) for the period on the consolidated financial statements		336	1,934	(6,845)	(3,990)	1,342
Total comprehensive income (loss)		1,102	1,942	(12,995)	(3,990)	1,090
Profit (loss) attributable to non-controlling interests		163	915	(1,265)	(1,796)	824

Net cash provided by operating activities	~~W~~	3,126	6,481	12,421	71,951	10,080
Net cash provided by (used in) investing activities		(1,072)	23,889	(90,979)	(65,393)	1,714
Net cash used in financing activities		(585)	(310)	(3,219)	(3,075)	(3,844)
Effects of exchange rate changes on cash and cash equivalents		1,454	5	61	—	—
Net increase (decrease) in cash and cash equivalents		2,923	30,065	(81,716)	3,483	7,950

Dividends declared to non-controlling interests	~~W~~	—	—	5,000	11,515	—

17

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

1.	Reporting Entity, Continued

(5)

The financial information of significant non-controlling interests of the Group as of and for the three-month period ended March 31, 2020 and as of and for the year ended December 31, 2019 are as follows, Continued:

(In millions of won)
	DREAMUS COMPANY		One Store Co., Ltd.	Eleven Street Co., Ltd.	Life & Security Holdings Co., Ltd.	Incross Co., Ltd.
Ownership of non-controlling interests (%)		48.6	47.3	18.2	45.0	65.4

	As of December 31, 2019
Current assets	~~W~~	136,269	208,527	779,568	126,437	133,741
Non-current assets		35,317	27,802	143,856	2,513,344	10,522
Current liabilities		(49,776)	(88,842)	(420,022)	(279,403)	(77,530)
Non-current liabilities		(3,893)	(4,783)	(26,410)	(2,051,517)	(989)
Net assets		117,917	142,704	476,992	308,861	65,744
Fair value adjustment and others		—	—	(18,805)	(1,219,701)	—
Net assets on the consolidated financial statements		117,917	142,704	458,187	(910,840)	65,744
Carrying amount of non-controlling interests		57,175	67,742	84,673	(409,878)	41,074

	For the year ended December 31, 2019
Revenue	~~W~~	196,961	135,116	530,489	913,301	19,787
Profit (loss) for the year		(48,006)	(5,415)	(5,077)	12,703	5,756
Depreciation of the fair value adjustment and others		—	—	(614)	(14,913)	—
Profit (loss) for the year on the consolidated financial statements		(48,006)	(5,415)	(5,691)	(2,210)	5,756
Total comprehensive income (loss)		(47,971)	(5,856)	(13,590)	(5,413)	5,396
Profit (loss) attributable to non-controlling interests		(23,281)	(2,256)	(1,064)	(978)	3,630

Net cash provided by (used in) operating activities	~~W~~	(1,387)	14,426	7,980	238,378	(9,331)
Net cash provided by (used in) investing activities		(2,596)	(87,275)	102,366	(194,472)	5,053
Net cash provided by (used in) financing activities		(2,965)	96,189	(72,686)	(51,129)	(4,644)
Effects of exchange rate changes on cash and cash equivalents		197	2	35	—	—
Net increase (decrease) in cash and cash equivalents		(6,751)	23,342	37,695	(7,223)	(8,922)

Dividends paid to non-controlling interests	~~W~~	—	—	17,500	28,786	—

18

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

2.	Basis of Preparation

(1)	Statement of compliance

These condensed consolidated interim financial statements were prepared in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034, Interim Financial Reporting, as part of the period covered by the Group’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since December 31, 2019. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

(2)	Use of estimates and judgments

1) Critical judgments, assumptions and estimation uncertainties

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2019.

Meanwhile, the spread of COVID-19 pandemic is having a significant impact on domestic and foreign economies, and its duration and severity are highly uncertain and unpredictable. As of the end of the reporting period, the Group’s management cannot reasonably estimate the impact of COVID-19 pandemic on the Group’s operations and financial results.

19

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

2.	Basis of Preparation, Continued

(2)	Use of estimates and judgments, Continued

2) Fair value measurement

A number of the Group’s accounting policies and disclosures require the measurement of fair values for both financial and non-financial assets and liabilities. The Group has established policies and processes with respect to the measurement of fair values, including Level 3 fair values, and the measurement of fair value is reviewed and is directly reported to the finance executives.

The Group regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Group assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in note 29.

20

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

3.	Significant Accounting Policies

The significant accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2019.

4.	Operating Segments

The Group’s operating segments have been identified to be each business unit, by which the Group provides independent services and merchandise. The Group’s reportable segments are cellular services, which include cellular voice service, wireless data service and wireless internet services; fixed-line telecommunications services, which include telephone services, internet services and leased line services; security services, which include unmanned security services, manned security services and system software development; commerce services, the open marketplace platform; and all other businesses, which include the Group’s internet portal services and other immaterial operations, each of which does not meet the quantitative threshold to be considered as a reportable segment and are presented collectively as others.

(1)	Segment information for the three-month periods ended March 31, 2020 and 2019 is as follows:

(In millions of won)
	For the three-month period ended March 31, 2020
	Cellular services		Fixed-line telecommu- nications services	Security services	Commerce services	Others	Sub-total	Adjustments	Total
Total revenue	~~W~~	3,408,434	1,005,453	289,806	190,334	263,779	5,157,806	(707,410)	4,450,396
Inter-segment revenue		378,240	251,759	14,618	2,932	59,861	707,410	(707,410)	—
External revenue		3,030,194	753,694	275,188	187,402	203,918	4,450,396	—	4,450,396
Depreciation and amortization		698,961	194,123	57,865	8,866	15,582	975,397	—	975,397
Operating profit (loss)		255,606	34,286	25,530	(326)	(13,060)	302,036	—	302,036
Finance income and costs, net									(70,913)
Gain relating to investments in associates and joint ventures, net									140,895
Other non-operating income and expenses, net									(2,023)
Profit before income tax									369,995

21

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

4.	Operating Segments, Continued

(1)	Segment information for the three-month periods ended March 31, 2020 and 2019 is as follows, Continued:

(In millions of won)
	For the three-month period ended March 31, 2019
	Cellular services		Fixed-line telecommu- nications services(*)	Security services(*)	Commerce services(*)	Others(*)	Sub-total	Adjustments	Total
Total revenue	~~W~~	3,308,864	962,081	273,599	199,224	244,768	4,988,536	(653,630)	4,334,906
Inter-segment revenue		343,807	234,402	13,437	3,058	58,926	653,630	(653,630)	—
External revenue		2,965,057	727,679	260,162	196,166	185,842	4,334,906	—	4,334,906
Depreciation and amortization		632,893	179,772	54,586	8,957	14,942	891,150	—	891,150
Operating profit (loss)		297,871	14,631	28,495	366	(18,791)	322,572	—	322,572
Finance income and costs, net									(67,939)
Gain relating to investments in associates and joint ventures, net									223,345
Other non-operating income and expenses, net									(10,170)
Profit before income tax									467,808

(*)

During the year ended December 31, 2019, due to the change in the categorization of information reviewed by the chief operating decision maker in 2019, the Group reclassified SK stoa Co., Ltd. from Fixed-line telecommunications Service segment to Commerce Services segment. In addition, operating segment for Life & Security Holdings Co., Ltd. and SK Infosec Co., Ltd. was separately presented as a reportable segment (Security Services) and no longer included in Others segment. Segment information for the three-month period ended March 31, 2019, was restated to conform to the 2019 reclassifications.

Since there are no intersegment sales of inventory or depreciable assets, there is no unrealized intersegment profit to be eliminated on consolidation. The Group principally operates its businesses in Korea, and the revenue amounts earned outside of Korea are immaterial. Therefore, no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total revenue for the three-month periods ended March 31, 2020 and 2019.

22

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

4.	Operating Segments, Continued

(2)	Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows:

(In millions of won)		For the three-month period ended
		March 31, 2020		March 31, 2019
Goods and Services transferred at a point in time:
Cellular revenue	Goods(*1)	~~W~~	198,651	239,874
Fixed-line telecommunication revenue	Goods		24,591	29,206
Commerce services revenue	Goods		16,070	18,123
	Commerce		50,574	31,234
Security services revenue	Goods		12,786	11,792
Other revenue	Goods		11,982	12,085
	Products		7,573	6,585
	Others(*2)		112,152	100,786

			434,379	449,685

Goods and Services transferred over time:
Cellular revenue	Wireless service(*3)		2,433,761	2,364,144
	Cellular interconnection		124,581	123,542
	Other(*4)		273,201	237,497
Fixed-line telecommunication revenue	Fixed-line service		49,001	39,312
	Cellular interconnection		21,019	24,227
	Internet protocol television(*5)		333,732	307,152
	International calls		36,073	35,281
	Internet service and miscellaneous(*6)		289,278	292,501
Commerce services revenue	Commerce service		120,758	146,809
Security services revenue	Service(*7)		262,402	248,370
Other revenue	Miscellaneous(*2)		72,211	66,386

			4,016,017	3,885,221

		~~W~~	4,450,396	4,334,906

(*1)	Cellular revenue includes revenue from sales of handsets and other electronic accessories.
(*2)	Miscellaneous other revenue includes revenue from considerations received for the development and maintenance of system software and digital contents platform services.
(*3)	Wireless service revenue includes revenue from wireless voice and data transmission services principally derived from usage charges to wireless subscribers.
(*4)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.
(*5)	IPTV service revenue includes revenue from IPTV services principally derived from usage charges to IPTV subscribers.
(*6)	Internet service revenue includes revenue from the high-speed broadband internet service principally derived from usage charges to subscribers as well as other miscellaneous services.
(*7)	Service revenue includes revenue from rendering security services.

23

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

5.	Trade and Other Receivables

(1)	Details of trade and other receivables as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)	March 31, 2020
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,383,424	(267,401)	2,116,023
Short-term loans		76,782	(678)	76,104
Accounts receivable – other(*)		1,149,520	(48,994)	1,100,526
Accrued income		5,416	(166)	5,250
Guarantee deposits (Other current assets)		135,998	—	135,998

		3,751,140	(317,239)	3,433,901
Non-current assets:
Long-term loans		81,275	(48,027)	33,248
Long-term accounts receivable – other(*)		301,221	—	301,221
Guarantee deposits		176,259	(300)	175,959
Long-term accounts receivable – trade (Other non-current assets)		16,282	(34)	16,248

		575,037	(48,361)	526,676

	~~W~~	4,326,177	(365,600)	3,960,577

(*)	Gross and carrying amounts of accounts receivable – other as of March 31, 2020 include ~~W~~470,640 million of financial instruments classified as FVTPL.

(In millions of won)	December 31, 2019
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,480,419	(249,440)	2,230,979
Short-term loans		66,706	(583)	66,123
Accounts receivable – other(*)		953,815	(48,379)	905,436
Accrued income		3,977	(166)	3,811
Guarantee deposits (Other current assets)		145,041	—	145,041

		3,649,958	(298,568)	3,351,390
Non-current assets:
Long-term loans		81,231	(47,471)	33,760
Long-term accounts receivable – other(*)		344,662	—	344,662
Guarantee deposits		165,033	(299)	164,734
Long-term accounts receivable – trade (Other non-current assets)		16,977	(61)	16,916

		607,903	(47,831)	560,072

	~~W~~	4,257,861	(346,399)	3,911,462

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2019, include ~~W~~532,225 million of financial instruments classified as at FVTPL.

24

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

5.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on trade and other receivables measured at amortized cost for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)
	January 1, 2020		Impairment	Write-offs(*)	Collection of receivables previously written- off	March 31, 2020
Accounts receivable – trade	~~W~~	249,501	17,318	(3,490)	4,106	267,435
Accounts receivable – other		96,898	791	(521)	997	98,165

	~~W~~	346,399	18,109	(4,011)	5,103	365,600

(In millions of won)
	January 1, 2019		Impairment	Write-offs(*)	Collection of receivables previously written- off	March 31, 2019
Accounts receivable – trade	~~W~~	260,157	9,989	(1,701)	3,155	271,600
Accounts receivable – other		115,887	1,101	(306)	541	117,223

	~~W~~	376,044	11,090	(2,007)	3,696	388,823

(*)	The Group writes off the trade and other receivables when contractual payments are more than five years past due or for reasons such as termination of operations or liquidation.

(3)

The Group applies the practical expedient that allows the Group to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Group uses its historical credit loss experience over the past three years and classifies the accounts receivable – trade by their credit risk characteristics and days overdue.

As the Group is a wireless and fixed-line telecommunications service provider, the Group’s financial assets measured at amortized cost primarily consist of receivables from numerous individual customers, and, therefore, no significant credit concentration risk arises.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Group transacts only with corporate customers with credit ratings that are considered to be low at credit risk. In addition, the Group is not exposed to significant credit concentration risk as the Group regularly assesses their credit risk by monitoring their credit rating. While the contract assets are under the impairment requirements, no significant credit risk has been identified.

25

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

6.	Prepaid Expenses

The Group pays commissions to its retail stores and authorized dealers for wireless and fixed-line telecommunications services. The Group capitalized certain costs associated with commissions paid to retail stores and authorized dealers to obtain new and retained customer contracts as prepaid expenses. These prepaid expenses are amortized on a straight-line basis over the periods that the Group expects to maintain its customers.

(1)	Details of prepaid expenses as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	March 31, 2020		December 31, 2019
Current assets:
Incremental costs of obtaining contracts	~~W~~	1,911,736	1,897,233
Others		159,232	133,317

		2,070,968	2,030,550

Non-current assets:
Incremental costs of obtaining contracts		1,087,143	1,152,748
Others		87,613	88,681

	~~W~~	1,174,756	1,241,429

(2)	Incremental costs of obtaining contracts

The amortization and impairment losses in connection with incremental costs of obtaining contracts recognized during the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2020		March 31, 2019
Amortization and impairment losses recognized	~~W~~	603,011	522,382

26

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

7.	Contract Assets and Liabilities

In case of providing both wireless telecommunications services and sales of handsets, the Group allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Group recognized receipts in advance for prepaid telecommunications services and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	March 31, 2020		December 31, 2019
Contract assets:
Allocation of consideration between performance obligations	~~W~~	174,449	191,858
Contract liabilities:
Wireless service contracts		20,216	20,393
Customer loyalty programs		20,065	21,945
Fixed-line service contracts		69,737	65,315
Security services		31,478	32,026
Others		91,585	83,777

	~~W~~	233,081	223,456

(2)	The amount of revenue recognized for the three-month period ended March 31, 2020 related to the contract liabilities carried forward from the prior period is ~~W~~57,409 million.

8.	Inventories

(1)	Details of inventories as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	March 31, 2020				December 31, 2019
	Acquisition cost		Write-down	Carrying amount	Acquisition cost	Write-down	Carrying amount
Merchandise	~~W~~	195,351	(10,184)	185,167	162,485	(14,557)	147,928
Finished goods		3,948	(2,023)	1,925	4,264	(2,265)	1,999
Work in process		2,172	(507)	1,665	2,674	(539)	2,135
Raw materials		12,885	(7,643)	5,242	12,369	(7,967)	4,402
Supplies		14,052	—	14,052	7,112	(694)	6,418

	~~W~~	228,408	(20,357)	208,051	188,904	(26,022)	162,882

(2)

Inventories recognized as operating expenses for the three-month periods ended March 31, 2020 and 2019 are ~~W~~265,360 million and ~~W~~299,163 million, respectively, which are included in the cost of goods sold. In addition, valuation losses on inventories and write-down recognized for three-month period ended March 31, 2020 are ~~W~~199 million and ~~W~~4 million, respectively, which are included in other operating expenses.

27

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

9.	Investment Securities

(1)	Details of short-term investment securities as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	Category	March 31, 2020		December 31, 2019
Beneficiary certificates	FVTPL	~~W~~	133,248	166,666

(2)	Details of long-term investment securities as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	Category	March 31, 2020		December 31, 2019
Equity instruments	FVOCI(*)	~~W~~	692,115	710,272
	FVTPL		3,518	1,011

			695,633	711,283
Debt instruments	FVOCI		1,320	4,627
	FVTPL		137,152	141,305

			138,472	145,932

		~~W~~	834,105	857,215

(*)	The Group designated ~~W~~692,115 million of investments in equity instruments that are not held for trading as financial assets at FVOCI.

28

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

10.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)		March 31, 2020			December 31, 2019
	Country	Ownership (%)	Carrying amount		Ownership (%)	Carrying amount
Investments in associates:
SK China Company Ltd.	China	27.3	~~W~~	591,138	27.3	~~W~~	568,459
Korea IT Fund(*1)	Korea	63.3		311,686	63.3		311,552
KEB HanaCard Co., Ltd.(*2)	Korea	15.0		297,123	15.0		294,756
SK Telecom CS T1 Co., Ltd.(*1)	Korea	54.9		58,023	54.9		60,305
NanoEnTek, Inc.	Korea	28.6		42,674	28.6		42,127
UniSK	China	49.0		15,045	49.0		14,342
SK Technology Innovation Company	Cayman Islands	49.0		46,592	49.0		43,997
SK MENA Investment B.V.	Netherlands	32.1		15,767	32.1		14,904
SK hynix Inc.	Korea	20.1		11,486,411	20.1		11,425,325
SK Latin America Investment S.A.	Spain	32.1		13,973	32.1		13,698
Grab Geo Holdings PTE. LTD.	Singapore	30.0		31,466	30.0		31,269
SK South East Asia Investment Pte. Ltd.	Singapore	20.0		261,411	20.0		250,034
Pacific Telecom Inc.(*2)	USA	15.0		42,543	15.0		40,016
S.M. Culture & Contents Co., Ltd.	Korea	23.4		63,831	23.4		63,469
Contents Wavve Co., Ltd.	Korea	30.0		82,691	30.0		83,640
Hello Nature Co., Ltd.	Korea	49.9		8,211	49.9		13,620
Digital Games International Pte. Ltd.(*3)	Korea	33.3		8,755	—		—
Invites Healthcare Co., Ltd.(*4)	Korea	50.0		28,000	—		—
12CM JAPAN and others(*4)	—	—		64,171	—		65,343

				13,469,511			13,336,856

Investments in joint ventures:
Dogus Planet, Inc.(*5)	Turkey	50.0		17,329	50.0		15,921
Finnq Co., Ltd.(*5)	Korea	49.0		20,601	49.0		22,880
NEXTGEN BROADCAST SERVICES CO., LLC(*5)	USA	50.0		8,407	50.0		7,961
NEXTGEN ORCHESTRATION, LLC(*5)	USA	50.0		1,738	50.0		1,646

				48,075			48,408

			~~W~~	13,517,586		~~W~~	13,385,264

(*1)

Investments in Korea IT Fund and SK Telecom CS T1 Co., Ltd. were classified as investment in associates as the Group does not have control over the investee under the contractual agreement with other shareholders.

29

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

10.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures accounted for using the equity method as of March 31, 2020 and December 31, 2019 are as follows, Continued:

(*2)

These investments were classified as investments in associates as the Group can exercise significant influence through its right to appoint the members of the board of directors even though the Group has less than 20% of equity interests.

(*3)	The Group newly invested ~~W~~8,755 million in cash for the three-month period ended March 31, 2020.
(*4)

The Group transferred the entire shares of Health Connect Co., Ltd. and assets related to the digital disease management business for the three-month period ended March 31, 2020. The Group acquired 279,999 shares of common stock and 140,000 shares of convertible preferred stock of Invites Healthcare Co., Ltd. in consideration of this transfer and recognized ~~W~~9,327 million of gain on investments in associates and ~~W~~12,451 million of gain on the business transfer.

(*5)	These investments were classified as investments in joint ventures as the Group has a joint control pursuant to the agreement with the other shareholders.

(2)	The market value of investments in listed associates as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won, except for share data)
	March 31, 2020				December 31, 2019
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
NanoEnTek, Inc.	~~W~~	5,160	7,600,649	39,219	5,620	7,600,649	42,716
SK hynix Inc.		83,300	146,100,000	12,170,130	94,100	146,100,000	13,748,010
S.M. Culture & Contents Co., Ltd.		992	22,033,898	21,858	1,530	22,033,898	33,712

30

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

10.	Investments in Associates and Joint Ventures, Continued

(3)	The condensed financial information of significant associates as of and for the three-month period ended March 31, 2020 and as of and for the year ended December 31, 2019 are as follows:

(In millions of won)
	SK hynix Inc.		KEB HanaCard Co., Ltd.	Korea IT Fund	SK China Company Ltd.
	As of March 31, 2020
Current assets	~~W~~	15,799,759	7,814,345	120,575	533,500
Non-current assets		51,343,028	183,867	371,561	1,612,779
Current liabilities		8,707,249	882,485	—	56,811
Non-current liabilities		10,187,813	5,467,885	—	222,912

	For the three-month period ended March 31, 2020
Revenue		7,198,892	295,991	—	20,656
Profit (loss) for the period		648,154	30,288	212	(2,403)
Other comprehensive income (loss)		338,062	(10,628)	—	(17,004)
Total comprehensive income (loss)		986,216	19,660	212	(19,407)

(In millions of won)
	SK hynix Inc.		KEB HanaCard Co., Ltd.	Korea IT Fund	SK China Company Ltd.
	As of December 31, 2019
Current assets	~~W~~	14,457,602	7,974,407	113,233	615,028
Non-current assets		50,331,892	207,284	378,691	1,442,748
Current liabilities		7,874,033	1,015,657	—	59,395
Non-current liabilities		8,972,266	5,537,850	—	215,354

	For the year ended December 31, 2019
Revenue		26,990,733	1,236,678	70,565	116,269
Profit for the year		2,016,391	56,281	53,867	23,474
Other comprehensive income (loss)		94,023	(4,458)	6,132	(15,093)
Total comprehensive income		2,110,414	51,823	59,999	8,381

31

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

10.	Investments in Associates and Joint Ventures, Continued

(4)	The condensed financial information of significant joint ventures as of and for the three-month period ended March 31, 2020 and as of and for the year ended December 31, 2019 are as follows:

(In millions of won)
	Dogus Planet, Inc.		Finnq Co., Ltd.
	As of March 31, 2020
Current assets	~~W~~	71,997	39,785
Cash and cash equivalents		13,247	5,554
Non-current assets		25,362	10,800
Current liabilities		61,977	7,797
Accounts payable, other payables and provision		49,056	5,315
Non-current liabilities		725	911

	For the three-month period ended March 31, 2020
Revenue		40,922	605
Depreciation and amortization		(1,294)	(1,073)
Interest income		167	3
Interest expense		—	(14)
Profit (loss) for the period		4,500	(4,612)
Total comprehensive income (loss)		2,815	(4,612)

(In millions of won)
	Dogus Planet, Inc.		Finnq Co., Ltd.
	As of December 31, 2019
Current assets	~~W~~	59,632	42,995
Cash and cash equivalents		13,422	40,619
Non-current assets		25,247	11,389
Current liabilities		52,238	6,756
Accounts payable, other payables and provision		35,459	5,062
Non-current liabilities		800	1,099

	For the year ended December 31, 2019
Revenue		136,777	1,968
Depreciation and amortization		(5,487)	(4,769)
Interest income		1,455	12
Interest expense		(92)	(198)
Profit (loss) for the year		9,294	(17,079)
Total comprehensive income (loss)		9,294	(17,361)

32

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

10.	Investments in Associates and Joint Ventures, Continued

(5)

Reconciliations of financial information of significant associates to carrying amounts of investments in associates in the consolidated financial statements as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	March 31, 2020
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
SK hynix Inc.(*1,2)	~~W~~	48,226,915	20.1	10,301,073	1,185,338	11,486,411
KEB HanaCard Co., Ltd.		1,647,842	15.0	247,222	49,901	297,123
Korea IT Fund		492,136	63.3	311,686	—	311,686
SK China Company Ltd.(*1)		1,856,177	27.3	506,202	84,936	591,138

(In millions of won)
	December 31, 2019
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
SK hynix Inc.(*1,2)	~~W~~	47,928,415	20.1	10,237,314	1,188,011	11,425,325
KEB HanaCard Co., Ltd.		1,628,184	15.0	244,228	50,528	294,756
Korea IT Fund		491,924	63.3	311,552	—	311,552
SK China Company Ltd.(*1)		1,772,419	27.3	483,360	85,099	568,459

(*1)	Net assets of these entities represent net assets excluding those attributable to their non-controlling interests.
(*2)

The ownership interest is based on the number of shares owned by the Parent Company divided by the total shares issued by the investee company. The Group applied the equity method using the effective ownership interest which is based on the number of shares owned by the Parent Company and the investee’s total shares outstanding. The effective ownership interest applied for the equity method is 21.36%.

33

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

10.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)	For the three-month period ended March 31, 2020
	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other compre- hensive income (loss)	Other increase (decrease)	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	568,459	—	(1,805)	24,484	—	591,138
Korea IT Fund		311,552	—	134	—	—	311,686
KEB HanaCard Co., Ltd.		294,756	—	3,916	(1,549)	—	297,123
SK Telecom CS T1 Co., Ltd.		60,305	—	(2,188)	(94)	—	58,023
NanoEnTek, Inc.		42,127	—	604	(57)	—	42,674
UniSK		14,342	—	80	623	—	15,045
SK Technology Innovation Company		43,997	—	7	2,588	—	46,592
SK MENA Investment B.V.		14,904	—	2	861	—	15,767
SK hynix Inc.(*1)		11,425,325	—	134,978	72,208	(146,100)	11,486,411
SK Latin America Investment S.A.		13,698	—	(28)	303	—	13,973
Grab Geo Holdings PTE. LTD.		31,269	—	(114)	311	—	31,466
SK South East Asia Investment Pte. Ltd.		250,034	—	2,271	9,106	—	261,411
Pacific Telecom Inc.		40,016	—	987	1,540	—	42,543
S.M. Culture & Contents Co., Ltd.		63,469	—	433	(71)	—	63,831
Contents Wavve Co., Ltd.		83,640	—	(949)	—	—	82,691
Hello Nature Co., Ltd.(*2)		13,620	—	(4,915)	(60)	(434)	8,211
Digital Games International Pte. Ltd.		—	8,755	—	—	—	8,755
Invites Healthcare Co., Ltd.		—	28,000	—	—	—	28,000
12CM JAPAN and others(*3)		65,343	(754)	(1,420)	334	668	64,171

		13,336,856	36,001	131,993	110,527	(145,866)	13,469,511
Investments in joint ventures:
Dogus Planet, Inc.		15,921	—	2,212	(804)	—	17,329
Finnq Co., Ltd.		22,880	—	(2,279)	—	—	20,601
NEXTGEN BROADCAST SERVICES CO., LLC		7,961	—	—	—	446	8,407
NEXTGEN ORCHESTRATION, LLC		1,646	—	—	—	92	1,738

		48,408	—	(67)	(804)	538	48,075

	~~W~~	13,385,264	36,001	131,926	109,723	(145,328)	13,517,586

(*1)	Other increase (decrease) includes the dividends declared by SK hynix Inc. for the three-month period ended March 31, 2020.
(*2)	The Group recognized ~~W~~434 million of impairment loss for the investments in Hello Nature Co., Ltd. for the three-month period ended March 31, 2020.
(*3)	The disposal for the three-month period ended March 31, 2020 includes ~~W~~1,142 million relating to transfer of the shares of Health Connect Co., Ltd.

34

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

10.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the three-month periods ended March 31, 2020 and 2019 are as follows, Continued:

(In millions of won)	For the three-month period ended March 31, 2019
	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other compre- hensive income (loss)	Other increase (decrease)	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	551,548	—	(923)	13,873	—	564,498
Korea IT Fund		281,684	—	(782)	—	—	280,902
KEB HanaCard Co., Ltd.		288,457	—	2,332	96	—	290,885
NanoEnTek, Inc.		40,974	—	23	(22)	—	40,975
UniSK		13,486	—	(65)	579	—	14,000
SK Technology Innovation Company		42,469	—	28	749	—	43,246
SK MENA Investment B.V.		14,420	—	4	249	—	14,673
SK hynix Inc.(*1)		11,208,315	—	232,078	50,633	(219,151)	11,271,875
SK Latin America Investment S.A.		13,313	—	56	(17)	—	13,352
Grab Geo Holdings PTE. LTD.		—	30,518	—	—	—	30,518
SK South East Asia Investment Pte. Ltd.		111,000	113,470	—	—	—	224,470
Pacific Telecom Inc.		37,075	—	—	402	—	37,477
SK Telecom Smart City Management Co., Ltd.		11,176	—	—	518	—	11,694
S.M. Culture & Contents Co., Ltd.		63,801	—	20	(218)	—	63,603
Hello Nature Co., Ltd.		28,549	—	(1,141)	(16)	—	27,392
Health Connect Co., Ltd. and others(*2)		85,346	340	(1,431)	1,608	(16,767)	69,096

		12,791,613	144,328	230,199	68,434	(235,918)	12,998,656
Investments in joint ventures:
Dogus Planet, Inc.		12,487	(81)	1,468	(296)	2	13,580
Finnq Co., Ltd.		7,671	—	(2,325)	(3)	—	5,343
Celcom Planet		—	5,997	(5,997)	—	—	—

		20,158	5,916	(6,854)	(299)	2	18,923

	~~W~~	12,811,771	150,244	223,345	68,135	(235,916)	13,017,579

(*1)	Other increase (decrease) includes the dividends declared by SK hynix Inc. for the three-month period ended March 31, 2019.
(*2)	Other increase (decrease) includes the changes in book value due to the reclassification of FSK L&S Co., Ltd. as investments in subsidiary from investments in associates.

35

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

10.	Investments in Associates and Joint Ventures, Continued

(7)

The Group discontinued the application of equity method to the following investees due to their carrying amounts being reduced to zero. The details of cumulative unrecognized equity method losses as of March 31, 2020 are as follows:

(In millions of won)	Unrecognized loss			Unrecognized change in equity
	For the three-month period ended March 31, 2020		Cumulative loss	For the three-month period ended March 31, 2020	Cumulative loss
Wave City Development Co., Ltd.	~~W~~	(411)	3,959	—	—
Daehan Kanggun BcN Co., Ltd. and others		—	10,652	—	(138)

	~~W~~	(411)	14,611	—	(138)

11.	Property and Equipment

Changes in property and equipment for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2020
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	981,389	—	—	3,583	—	984,972
Buildings		867,408	693	(1)	11,735	(13,650)	866,185
Structures		347,069	19	(7)	2,708	(9,211)	340,578
Machinery		7,941,211	33,880	(1,164)	535,383	(597,717)	7,911,593
Other		732,299	206,707	(729)	(279,334)	(50,593)	608,350
Right-of-use assets		709,396	123,003	(52,234)	—	(99,561)	680,604
Construction in progress		755,508	178,338	(7,337)	(331,071)	—	595,438

	~~W~~	12,334,280	542,640	(61,472)	(56,996)	(770,732)	11,987,720

(In millions of won)
	For the three-month period ended March 31, 2019
	Beginning balance		Impact of adopting K-IFRS No. 1116	Acquisition	Disposal	Transfer	Deprecia- tion	Business combina- tion	Ending balance
Land	~~W~~	938,344	—	18	—	(43)	—	—	938,319
Buildings		863,294	—	79	(433)	9,040	(13,275)	—	858,705
Structures		356,039	—	—	—	844	(8,927)	—	347,956
Machinery		7,146,724	—	61,755	(5,529)	203,094	(558,354)	—	6,847,690
Other		848,596	(934)	313,585	(1,075)	(370,185)	(49,695)	231	740,523
Right-of-use assets		—	653,695	102,062	(30,441)	—	(84,460)	223	641,079
Construction in progress		565,357	—	92,077	(3,485)	167,642	—	—	821,591

	~~W~~	10,718,354	652,761	569,576	(40,963)	10,392	(714,711)	454	11,195,863

36

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

12.	Lease

(1)	Details of the right-of-use assets as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)

	March 31, 2020		December 31, 2019
Land, buildings and structures	~~W~~	568,099	584,523
Others		112,505	124,873

	~~W~~	680,604	709,396

(2)	Details of amounts recognized in the condensed consolidated interim statements of income for the three-month periods ended March 31, 2020 and 2019 as a lessee are as follows:

(In millions of won)
	For the three-month period ended
	March 31, 2020		March 31, 2019
Depreciation of right-of-use assets:
Land, buildings and structures	~~W~~	79,822	64,546
Others		19,739	19,914

		99,561	84,460

Interest expense on lease liabilities	~~W~~	3,561	3,478
Expenses related to short-term leases		26,665	45,901
Expenses related to leases of low-value assets except for short-term leases		768	746

(3)

In December 2019, International Financial Reporting Interpretations Committee(‘IFRIC’) issued its final agenda decision that the concept of penalty that should be considered in determining the enforceable period under IFRS 16, Leases, shall be determined considering broader economics of the contract, and not only contractual termination payments. Further, a lease is no longer enforceable when each of the parties has the right to terminate the lease without permission from the other party with no more than an insignificant penalty.

As of March 31, 2020, the Group assess the lease term based on the assumption that the right to extent or terminate the lease is no longer enforceable if a lease contract requires the counterparty’s consent to be extended. Applying the above mentioned IFRIC interpretation may change the judgement on enforceable period for certain of the Group’s lease contracts.

The Group are currently analyzing the impact of IFRIC’s interpretation on its financial statements and plans to apply the impact as changes in accounting policies when the analysis is completed.

37

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

13.	Intangible Assets

(1)	Changes in intangible assets for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2020
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency usage rights	~~W~~	2,647,501	—	—	—	(130,495)	2,517,006
Land usage rights		7,349	—	—	—	(906)	6,443
Industrial rights		66,824	102	(50)	8,641	(1,117)	74,400
Development costs		11,146	178	(18)	(53)	(1,192)	10,061
Facility usage rights		25,832	145	—	155	(1,548)	24,584
Customer relations		591,371	31	(79)	25	(8,381)	582,967
Club memberships(*1)		80,410	1,292	(856)	—	—	80,846
Brands(*1)		374,096	—	—	—	—	374,096
Other(*2)		1,061,563	18,893	(1,983)	56,489	(104,969)	1,029,993

	~~W~~	4,866,092	20,641	(2,986)	65,257	(248,608)	4,700,396

(In millions of won)
`	For the three-month period ended March 31, 2019
	Beginning balance		Impact of adopting K-IFRS No. 1116	Acquisition	Disposal	Transfer	Amortization	Impairment	Business combination	Ending balance
Frequency usage rights	~~W~~	3,139,978	—	—	—	—	(100,972)	—	—	3,039,006
Land usage rights		10,511	—	—	(291)	—	(1,481)	—	—	8,739
Industrial rights		83,627	—	459	(5)	2,075	(1,194)	—	—	84,962
Development costs		8,990	—	194	—	46	(1,144)	—	4,759	12,845
Facility usage rights		31,027	—	259	—	122	(1,931)	—	—	29,477
Customer relations		625,091	—	256	(52)	(128)	(8,468)	—	—	616,699
Club memberships(*1)		80,475	—	40	(202)	(730)	—	(63)	53	79,573
Brands(*1)		374,096	—	—	—	—	—	—	—	374,096
Other(*2)		1,159,715	(2,274)	7,563	(2,198)	15,846	(102,369)	—	526	1,076,809

	~~W~~	5,513,510	(2,274)	8,771	(2,748)	17,231	(217,559)	(63)	5,338	5,322,206

(*1)	Club memberships and Brands are classified as intangible assets with indefinite useful lives and are not amortized.
(*2)	Other intangible assets primarily consist of computer software and others.

38

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

13.	Intangible Assets, Continued

(2)	Details of frequency usage rights as of March 31, 2020 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800 MHz license	~~W~~	50,680	CDMA and LTE service	Jul. 2011	Jun. 2021
1.8 GHz license		219,835	LTE service	Sept. 2013	Dec. 2021
2.6 GHz license		819,575	LTE service	Sept. 2016	Dec. 2026
2.1 GHz license		180,429	W-CDMA and LTE service	Dec. 2016	Dec. 2021
3.5 GHz license(*)		1,043,804	5G service	Apr. 2019	Nov. 2028
28 GHz license(*)		202,683	5G service	—	Nov. 2023

	~~W~~	2,517,006

(*)

The Group participated in the frequency license allocation auction hosted by Ministry of Science and Information and Communication Technology(ICT) and was assigned the 3.5 GHz and 28 GHz bands of frequency licenses during the year ended December 31, 2018. The considerations payable for the bands of frequency are ~~W~~1,218,500 million and ~~W~~207,300 million, respectively. These bands of frequency were assigned in December 2018 and the annual payments in installment of the remaining balances will be made for the next ten and five years, respectively. The Group recognized these frequency licenses as intangible assets at the date of initial lump-sum payment and began amortization for 3.5 GHz license in April 2019. The amortization for 28 GHz license will begin when it is in the condition necessary for it to be capable of operating in the manner intended by management.

14.	Borrowings and Debentures

(1)	Short-term borrowings as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won, thousands of other currencies)
		Annual interest rate (%)	March 31 2020		December 31 2019
Short-term borrowings	SK Securities Co., LTD.	1.65	~~W~~	120,000	—
	DAISHIN Securities Co., LTD.	2.30		10,000	—
	MUFG Bank	1.42		50,000	—
	Credit Agricole CIB	1.79		50,000	—
	Woori Bank	1.79		80,000	—
	Shinyoung Securities Co., LTD.	1.86		30,000	—
	Shinhan Bank(*1)	6M financial I (bank) + 1.60		15,000	15,000
	KEB Hana Bank(*2)	3M CD + 1.75		5,000	5,000
	Woori Bank				603
		7.50		—	(VND 12,068,234)

			~~W~~	360,000	20,603

(*1)	As of March 31, 2020, 6M financial I (bank) rate is 1.20%.
(*2)	As of March 31, 2020, 3M CD rate is 1.12%.

39

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

14.	Borrowings and Debentures, Continued

(2)	Changes in the long-term borrowings for the three-month period ended March 31, 2020 are as follows:

(In millions of won, thousands of other currencies)
	Lender	Annual interest rate (%)	Maturity	Book value
Current				~~W~~	50,388
Non-current					1,972,149

As of January 1, 2020					2,022,537

New long-term borrowings:
	UBS	0.00	Mar. 28, 2025	~~W~~	597 (CHF 500)
Repayments of long-term borrowings:
	Korea Development Bank(*1)	3M CD + 0.61	Dec. 20, 2021		(3,063)
	Korea Development Bank(*1)	3M CD + 0.71	Dec. 21, 2022		(3,125)
	Credit Agricole CIB(*1)	3M CD + 0.82	Dec. 14, 2023		(3,125)

					(9,313)

Other changes(*2)					3,450

Current(*3)					51,195
Non-current(*3)					1,966,076

As of March 31, 2020				~~W~~	2,017,271

(*1)	As of March 31, 2020, 3M CD rate is 1.12%.
(*2)

Other changes include the effects on foreign currency translation of foreign currency-denominated long-term borrowings and changes in present value discount for the three-month period ended March 31, 2020.

(*3)	~~W~~9,313 million were reclassed from non-current to current for the three-month period ended March 31, 2020.

40

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

14.	Borrowings and Debentures, Continued

(3)	Changes in debentures for the three-month period ended March 31, 2020 are as follows:

(In millions of won, thousands of U.S. dollars)
	Purpose	Annual interest rate (%)	Maturity	Face value			Book value
Current				~~W~~	967,340		966,939
Non-current					7,281,874		7,253,894

As of January 1, 2020					8,249,214		8,220,833

Debentures newly issued:
Unsecured corporate bonds	Operating and refinancing fund	1.64	Jan. 13, 2023		170,000		169,368
	Operating fund	1.75	Jan. 14, 2025		130,000		129,515
		1.83	Jan. 14, 2030		50,000		49,811
		1.87	Jan. 14, 2040		70,000		69,737
Floating-rate notes(*1)		3M LIBOR + 0.91	Jun. 4, 2025		357,420 (USD 300,000)		355,296 (USD 300,000)

				~~W~~	777,420		773,727

Debentures repaid:
Floating-rate notes	Operating fund	3M LIBOR + 0.88	Mar. 7, 2020	~~W~~	(364,590 (USD 300,000	) )	(364,590 (USD 300,000	) )
Unsecured corporate bonds(*2)		2.49	Jan. 14, 2020		(160,000)		(160,000)

					(524,590)		(524,590)

Other changes(*3)					104,370		105,613

Current(*4)					740,000		739,458
Non-current(*4)					7,866,414		7,836,125

As of March 31, 2020				~~W~~	8,606,414		8,575,583

(*1)	As of March 31, 2020, 3M LIBOR rate is 1.43%.
(*2)	Unsecured corporate bonds were issued by SK Broadband Co., Ltd. subsidiary of the Parent Company.
(*3)

Other changes include the effects on foreign currency translation of foreign currency-denominated debentures and changes in present value discount on debentures for the three-month period ended March 31, 2020.

(*4)	~~W~~279,733 million were reclassed from non-current to current for the three-month period ended March 31, 2020.

41

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

15.	Long-Term Payables – Other

(1)	Long-term payables – other as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	March 31, 2020		December 31, 2019
Payables related to acquisition of frequency usage rights	~~W~~	1,129,532	1,544,699
Other		17,557	5,468

	~~W~~	1,147,089	1,550,167

(2)	As of March 31, 2020 and December 31, 2019, details of long-term payables – other which consist of payables related to the acquisition of frequency usage rights are as follows (see note 13):

(In millions of won)
	March 31, 2020		December 31, 2019
Long-term payables – other	~~W~~	1,626,040	2,051,389
Present value discount on long-term payables – other		(75,606)	(82,851)
Current installments of long-term payables – other		(420,902)	(423,839)

Carrying amount at period end	~~W~~	1,129,532	1,544,699

(3)

The principal amount of the long-term payables – other repaid for the three-month period ended March 31, 2020 is ~~W~~425,349 million. The repayment schedule of the principal amount of long-term payables – other related to acquisition of frequency usage rights as of March 31, 2020 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	425,349
1~3 years		444,480
3~5 years		382,290
More than 5 years		373,921

	~~W~~	1,626,040

16.	Provisions

Changes	in provisions for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2020							As of March 31, 2020
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non- current
Provision for restoration	~~W~~	80,587	1,952	(281)	(887)	72	81,443	53,628	27,815
Emission allowance		5,257	2,512	—	—	—	7,769	7,769	—
Other provisions(*)		57,385	1,348	(8,239)	—	(369)	50,125	31,618	18,507

	~~W~~	143,229	5,812	(8,520)	(887)	(297)	139,337	93,015	46,322

(*)	~~W~~31,388 million of current provisions and ~~W~~10,539 million of non-current provisions are included in the other provisions relating to SK Planet Co., Ltd.’s onerous contracts.(see note 31)

42

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

16.	Provisions, Continued

Changes in provisions for the three-month periods ended March 31, 2020 and 2019 are as follows, Continued:

(In millions of won)
	For the three-month period ended March 31, 2019							As of March 31, 2019
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non- current
Provision for restoration	~~W~~	77,741	913	(1,350)	(870)	42	76,476	44,791	31,685
Emission allowance		2,238	1,074	—	—	—	3,312	3,312	—
Other provisions(*)		107,229	36	(9,300)	(61)	(84)	97,820	38,306	59,514

	~~W~~	187,208	2,023	(10,650)	(931)	(42)	177,608	86,409	91,199

(*)	~~W~~36,685 million of current provisions and ~~W~~48,199 million of non-current provisions are included in the other provisions relating to SK Planet Co., Ltd.’s onerous contracts.

17.	Defined Benefit Liabilities (Assets)

(1)	Details of defined benefit liabilities (assets) as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	March 31, 2020		December 31, 2019
Present value of defined benefit obligations	~~W~~	1,192,297	1,136,787
Fair value of plan assets		(953,769)	(965,654)

Defined benefit assets(*)		—	(1,125)

Defined benefit liabilities		238,528	172,258

(*)

Since Group entities neither have legally enforceable right nor intention to settle the defined benefit obligations of Group entities with defined benefit assets of other Group entities, defined benefit assets of Group entities have been separately presented from defined benefit liabilities.

(2)	Changes in defined benefit obligations for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2020		March 31, 2019
Beginning balance	~~W~~	1,136,787	926,302
Business combination		—	1,563
Current service cost		47,609	41,756
Past service cost		815	—
Interest cost		5,252	5,679
Remeasurement - Adjustment based on experience		26,961	10,034
Benefit paid		(26,324)	(28,541)
Others		1,197	3,028

Ending balance	~~W~~	1,192,297	959,821

43

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

17.	Defined Benefit Liabilities (Assets), Continued

(3)	Changes in plan assets for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2020		March 31, 2019
Beginning balance	~~W~~	965,654	816,699
Business combination		—	1,434
Interest income		4,725	4,893
Remeasurement		(526)	(719)
Contributions		17,969	27,850
Benefit paid		(36,092)	(38,434)
Others		2,039	520

Ending balance	~~W~~	953,769	812,243

(4)

Total cost of benefit plan, which is recognized in profit and loss (included in labor in the condensed consolidated interim statements of income) and capitalized into construction-in-progress, for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2020		March 31, 2019
Current service cost	~~W~~	47,609	41,756
Past service cost		815	—
Net interest cost		527	786

	~~W~~	48,951	42,542

18.	Derivative Instruments

Changes in derivative contracts for the three-month period ended March 31, 2020 are as follows:

(In thousands of other currencies)
	Hedged items			Hedging instruments
	Date	Item	Risk type	Contract type	Financial institution	Duration of contract
Expired	Mar. 7, 2013	U.S. dollar-denominated bonds’ face value of USD 300,000	Currency risk and Interest rate risk	Floating-to-fixed cross-currency interest rate swap	DBS bank	Mar. 7, 2013~ Mar. 7, 2020
Contracted	Mar. 4, 2020	U.S. dollar-denominated bonds’ face value of USD 300,000	Currency risk and Interest rate risk	Floating-to-fixed cross-currency interest rate swap	Citibank	Mar. 4, 2020~ Jun. 4, 2025

44

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

19.	Share Capital and Capital Surplus and Others

(1)

The Parent Company’s outstanding share capital consists entirely of common shares with a par value of ~~W~~500. The number of authorized, issued and outstanding common shares and the details of capital surplus and others as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won, except for share data)
	March 31, 2020		December 31, 2019
Number of authorized shares		220,000,000	220,000,000
Number of issued shares		80,745,711	80,745,711
Share capital:
Common share	~~W~~	44,639	44,639
Capital surplus and others:
Paid-in surplus		2,915,887	2,915,887
Treasury shares		(1,696,997)	(1,696,997)
Hybrid bonds(*1)		398,759	398,759
Share option(note 20)		1,334	1,302
Others(*2)		(613,394)	(612,470)

	~~W~~	1,005,589	1,006,481

(*1)

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Group classified the hybrid bonds as equity. When in liquidation or bankruptcy, these hybrid bonds are senior only to common stocks.

(*2)	Others primarily consist of the excess of the consideration paid by the Group over the carrying amount of net assets acquired from entities under common control.
(2)	There were no changes in share capital for the three-month periods ended March 31, 2020 and 2019 and details of shares outstanding as of March 31, 2020 and 2019 are as follows:

(In shares)	March 31, 2020			March 31, 2019
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	80,745,711	7,609,263	73,136,448	80,745,711	8,875,883	71,869,828

45

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

20.	Share Option

(1)	The terms and conditions related to the grants of the share options under the share option program are as follows:

	Parent Company
	Series
	1-1	1-2	1-3	2	3	4	5
Grant date		March 24, 2017		February 20, 2018	February 22, 2019	March 26, 2019	March 26, 2020
Types of shares to be issued			Registered common shares
Grant method		Reissue of treasury shares			Reissue of treasury shares, cash settlement
Number of shares (in shares)	22,168	22,168	22,168	1,358	4,177	1,734	127,643
Exercise price (in won)	246,750	266,490	287,810	254,120	265,260	254,310	192,260
Exercise period	Mar. 25, 2019 ~ Mar. 24, 2022	Mar. 25, 2020 ~ Mar. 24, 2023	Mar. 25, 2021 ~ Mar. 24, 2024	Feb. 21, 2020 ~ Feb. 20, 2023	Feb. 23, 2021 ~ Feb. 22, 2024	Mar. 27, 2021 ~ Mar. 26, 2024	Mar. 27, 2023 ~ Mar. 26, 2027
Vesting conditions	2 years’ service from the grant date	3 years’ service from the grant date	4 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	3 years’ service from the grant date

DREAMUS COMPANY
	One Store Co., Ltd.	1-1	1-2	1-3
Grant date	April 27, 2018	March 28, 2019	March 28, 2019	March 28, 2019
Types of shares to be issued	Common shares of One Store Co., Ltd.	Common shares of DREAMUS COMPANY Co., Ltd
Grant method	Issuance of new shares	Issuance of new shares, reissue of treasury shares, cash settlement
Number of shares (in shares)(*)	952,600	400,014	400,005	399,981
Exercise price (in won)	5,390	9,160	9,160	9,160
Exercise period	Apr. 28, 2020~ Apr. 27, 2024	Mar. 29, 2021~ Mar. 28, 2024	Mar. 29, 2022~ Mar. 28, 2025	Mar. 29, 2023~ Mar. 28, 2026
Vesting conditions	2 years’ service from the grant date	(a) 2 years’ service from the grant date (b) Average stock price for the exercise period is more than 150% of the exercise price	(a) 3 years’ service from the grant date (b) Average stock price for the exercise period is more than 150% of the exercise price	(a) 4 years’ service from the grant date (b) Average stock price for the exercise period is more than 150% of the exercise price

46

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

20.	Share Option, Continued

(1)	The terms and conditions related to the grants of the share options under the share option program are as follows, Continued:

	Incross Co., Ltd.
	3	4	5	6	7	8
Grant date	March 30, 2016	March 7, 2017	March 7, 2018	March 7, 2019	October 15, 2019	March 10, 2020
Types of shares to be issued	Common shares of Incross Co., Ltd.
Grant method	Issuance of new shares, reissue of treasury shares, cash settlement
Number of shares (in shares)	19,750	29,625	9,900	6,600	59,225	19,800
Exercise price (in won)	10,571	17,485	25,861	16,895	22,073	26,291
Exercise period	Mar. 30, 2019~ Mar. 30, 2022	Mar. 7, 2020~ Mar. 6, 2023	Mar. 7, 2021~ Mar. 6, 2024	Mar. 7, 2022~ Mar. 6, 2025	Oct. 15, 2022~ Oct. 14, 2025	Mar. 10, 2023~ Mar. 10, 2026
Vesting conditions	3 years’ service from the grant date	3 years’ service from the grant date	3 years’ service from the grant date	3 years’ service from the grant date	3 years’ service from the grant date	3 years’ service from the grant date

	Life & Security Holdings Co., Ltd.				FSK L&S Co., Ltd.
	1-1	1-2	1-3	1-4
Grant date	August 22, 2019				May 31, 2019
Types of shares to be issued	Common shares of Life & Security Holdings Co., Ltd.				Common shares of FSK L&S Co., Ltd.
Grant method	Cash settlement				Issuance of new shares
Number of shares (in shares)	3,506	3,163	6,260	6,245	43,955
Exercise price (in won)	949,940	949,940	1,025,935	1,108,010	10,000
Exercise period	1st exercise: Applied to 50% of the granted shares and exercisable 6 months after the listing(June 30, 2023) of Life & Security Holdings Co., Ltd.				June 1, 2022~ May 31, 2025
2nd exercise: Applied to 25% of the granted shares and exercisable 12 months after the listing(June 30, 2023) of Life & Security Holdings Co., Ltd.
3rd exercise: Applied to 25% of the granted shares and exercisable 18 months after the listing(June 30, 2023) of Life & Security Holdings Co., Ltd.
Vesting conditions	Service provided until December 31, 2019	Service provided until December 31, 2020	Service provided until December 31, 2020	Service provided until December 31, 2021	3 years’ service from the grant date

(*)	Parts of the grant of One Store Co., Ltd. that have not met the vesting conditions have been forfeited for the three-month period ended March 31, 2020.

47

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

20.	Share Option, Continued

(2)	Share compensation expense recognized for the three-month period ended March 31, 2020 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)
	Share compensation expense
As of December 31, 2019	~~W~~	3,276
For the three-month period ended March 31, 2020		1,019
In subsequent periods		3,717

	~~W~~	8,012

(3)	The Group used the binomial option-pricing model or Monte-Carlo simulation in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows:

(In won)	Parent Company
	Series
	1-1	1-2	1-3	2	3	4	5
Risk-free interest rate	1.86%	1.95%	2.07%	2.63%	1.91%	1.78%	1.52%
Estimated option’s life	5 years	6 years	7 years	5 years	5 years	5 years	7 years
Share price (Closing price on the preceding day)	262,500	262,500	262,500	243,500	259,000	253,000	174,500
Expected volatility	13.38%	13.38%	13.38%	16.45%	8.30%	7.70%	8.10%
Expected dividends	3.80%	3.80%	3.80%	3.70%	3.80%	3.90%	5.70%
Exercise price	246,750	266,490	287,810	254,120	265,260	254,310	192,260
Per-share fair value of the option	27,015	20,240	15,480	23,988	8,600	8,111	962

(in won)	One Store Co., Ltd.	DREAMUS COMPANY
		1-1	1-2	1-3
Risk-free interest rate	2.58%	1.73%	1.77%	1.82%
Estimated option’s life	6 years	—	—	—
Share price (Closing price on the preceding day)	4,925	8,950	8,950	8,950
Expected volatility	9.25%	32.34%	32.34%	32.34%
Expected dividends	0.00%	0.00%	0.00%	0.00%
Exercise price	5,390	9,160	9,160	9,160
Per-share fair value of the option	566	1,976	2,189	2,356

48

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

20.	Share Option, Continued

(3)

The Group used the binomial option-pricing model or Monte-Carlo simulation in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows, Continued:

(In won)	Incross Co., Ltd.						FSK L&S Co., Ltd.
	3	4	5	6	7	8
Risk-free interest rate	2.09%	1.35%	1.50%	1.76%	1.41%	1.16%	1.64%
Estimated option’s life	6 years	6 years	6 years	6 years	6 years	6 years	—
Share price (Closing price on the preceding day)	17,993	43,843	27,300	17,000	22,050	22,350	10,455
Expected volatility	20.67%	18.67%	21.28%	25.58%	42.37%	41.69%	16.20%
Expected dividends	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Exercise price	10,571	17,485	25,861	16,895	22,073	26,291	10,000
Per-share fair value of the option	1,965	9,423	7,277	4,887	9,209	7,813	1,420

(In won)	Life & Security Holdings Co., Ltd.
	1-1, 1-2
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	1.47%	1.47%	1.47%
Estimated option’s life	4 years	4.5 years	5 years
Share price	964,084	964,084	964,084
Expected volatility	25.84%	26.76%	26.79%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	949,940	949,940	949,940
Per-share fair value of the option	144,513	145,878	162,219

(In won)	Life & Security Holdings Co., Ltd.
	1-3
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	1.47%	1.47%	1.47%
Estimated option’s life	4 years	4.5 years	5 years
Share price	964,084	964,084	964,084
Expected volatility	25.84%	26.76%	26.79%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	1,025,935	1,025,935	1,025,935
Per-share fair value of the option	123,004	125,792	141,861

(In won)	Life & Security Holdings Co., Ltd.
	1-4
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	1.47%	1.47%	1.47%
Estimated option’s life	4 years	4.5 years	5 years
Share price	964,084	964,084	964,084
Expected volatility	25.84%	26.76%	26.79%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	1,108,010	1,108,010	1,108,010
Per-share fair value of the option	101,207	105,797	120,924

As One Store Co., Ltd., FSK L&S Co., Ltd., and Life & Security Holdings Co., Ltd., the subsidiaries of the Parent Company, are unlisted, the share price is calculated using the discounted cash flow model.

49

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

21.	Retained Earnings

Retained earnings as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	March 31, 2020		December 31, 2019
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		11,631,138	11,531,138
Reserve for technology development		4,365,300	4,265,300

		16,018,758	15,818,758
Unappropriated		5,840,995	6,416,527

	~~W~~	21,859,753	22,235,285

22.	Reserves

(1)	Details of reserves, net of taxes, as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	March 31, 2020		December 31, 2019
Valuation loss on FVOCI	~~W~~	(66,088)	(47,086)
Other comprehensive loss of investments in associates and joint ventures		(168,346)	(278,142)
Valuation gain (loss) on derivatives		3,661	(920)
Foreign currency translation differences for foreign operations		14,018	(3,428)

	~~W~~	(216,755)	(329,576)

(2)	Changes in reserves for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)
	Valuation gain (loss) on financial assets at FVOCI		Other comprehensive income (loss) of investments in associates and joint ventures	Valuation gain (loss) on derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2019	~~W~~	(124)	(334,637)	(41,601)	2,920	(373,442)
Changes, net of taxes		5,982	65,857	12,625	3,979	88,443
Balance at March 31, 2019	~~W~~	5,858	(268,780)	(28,976)	6,899	(284,999)
Balance at January 1, 2020	~~W~~	(47,086)	(278,142)	(920)	(3,428)	(329,576)
Changes, net of taxes		(19,002)	109,796	4,581	17,446	112,821

Balance at March 31, 2020	~~W~~	(66,088)	(168,346)	3,661	14,018	(216,755)

50

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

23.	Other Operating Expenses

Details of other operating expenses for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2020		March 31, 2019
Communication	~~W~~	10,592	9,930
Utilities		86,393	77,019
Taxes and dues		8,371	10,158
Repair		80,530	89,138
Research and development		110,315	99,756
Training		8,232	8,896
Bad debt for accounts receivable – trade		17,318	9,989
Travel		5,181	8,060
Others		68,127	61,923

	~~W~~	395,059	374,869

24.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2020		March 31, 2019
Other non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	1,655	2,904
Gain on business transfer		12,451	—
Others		2,619	5,031

	~~W~~	16,725	7,935

Other non-operating Expenses:
Impairment loss on property and equipment and intangible assets	~~W~~	—	63
Loss on disposal of property and equipment and intangible assets		8,715	9,537
Donations		6,452	2,650
Bad debt for accounts receivable – other		791	1,101
Others		2,790	4,754

	~~W~~	18,748	18,105

51

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

25.	Finance Income and Costs

(1)	Details of finance income and costs for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2020		March 31, 2019
Finance Income:
Interest income	~~W~~	12,928	15,047
Gain on sale of accounts receivable – other		4,679	7,942
Dividends		732	9,924
Gain on foreign currency transactions		2,092	1,674
Gain on foreign currency translations		10,568	2,400
Gain on valuation of derivatives		—	446
Gain on settlement of derivatives		7,537	—
Gain relating to financial assets at FVTPL		442	344

	~~W~~	38,978	37,777

Finance Costs:
Interest expenses	~~W~~	98,029	102,254
Loss on foreign currency transactions		2,250	1,613
Loss on foreign currency translations		7,002	1,457
Loss on settlement of derivatives		1,866	—
Loss on financial liabilities at FVTPL		—	252
Loss on financial assets at FVTPL		744	140

	~~W~~	109,891	105,716

(2)	Details of interest income included in finance income for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2020		March 31, 2019
Interest income on cash equivalents and short-term financial instruments	~~W~~	6,377	7,823
Interest income on loans and others		6,551	7,224

	~~W~~	12,928	15,047

(3)	Details of interest expenses included in finance costs for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2020		March 31, 2019
Interest expense on borrowings	~~W~~	25,805	25,394
Interest expense on debentures		56,897	55,832
Others		15,327	21,028

	~~W~~	98,029	102,254

52

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

25.	Finance Income and Costs, Continued

(4)	Details of impairment losses for financial assets for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2020		March 31, 2019
Accounts receivable – trade	~~W~~	17,318	9,989
Other receivables		791	1,101

	~~W~~	18,109	11,090

26.	Income Tax Expense

Income tax expense was calculated by considering current tax expense, adjusted to changes in estimates related to prior periods, and deferred tax expense due to origination and reversal of temporary differences.

27.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the three-month periods ended March 31, 2020 and 2019 are calculated as follows:

(In millions of won, except for share data)	For the three-month periods ended
	March 31, 2020		March 31, 2019
Profit attributable to owners of the Parent Company	~~W~~	309,440	379,189
Interest on hybrid bonds		(3,692)	(3,692)
Profit attributable to owners of the Parent Company on common shares		305,748	375,497
Weighted average number of common shares outstanding		73,136,448	71,869,828

Basic earnings per share (in won)	~~W~~	4,181	5,225

2)	The weighted average number of common shares outstanding for the three-month periods ended March 31, 2020 and 2019 are calculated as follows:

(In shares)		Weighted average number of common shares
	Number of common shares	For the three-month period ended March 31, 2020
Issued shares at January 1	80,745,711	80,745,711
Effect of treasury shares	(7,609,263)	(7,609,263)

	73,136,448	73,136,448

53

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

27.	Earnings per Share, Continued

(1)	Basic earnings per share, Continued

2)	The weighted average number of common shares outstanding for the three-month periods ended March 31, 2020 and 2019 are calculated as follows, Continued:

(In shares)		Weighted average number of common shares
	Number of common shares	For the three-month period ended March 31, 2019
Issued shares at January 1	80,745,711	80,745,711
Effect of treasury shares	(8,875,883)	(8,875,883)

	71,869,828	71,869,828

(2)	Diluted earnings per share

For the three-month periods ended March 31, 2020 and 2019, diluted earnings per share are the same as basic earnings per share as there are no dilutive potential common shares.

28.	Categories of Financial Instruments

(1)	Financial assets by category as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)	March 31, 2020
	Financial assets at FVTPL		Equity instruments at FVOCI	Debt instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	—	1,117,766	—	1,117,766
Financial instruments		—	—	—	1,033,141	—	1,033,141
Short-term investment securities		133,248	—	—	—	—	133,248
Long-term investment securities(*)		140,670	692,115	1,320	—	—	834,105
Accounts receivable - trade		—	—	—	2,132,271	—	2,132,271
Loans and other receivables		470,640	—	—	1,357,666	—	1,828,306
Derivative financial assets		5,989	—	—	—	225,291	231,280

	~~W~~	750,547	692,115	1,320	5,640,844	225,291	7,310,117

(*)	The Group designated ~~W~~692,115 million of equity instruments that are not held for trading as financial assets at FVOCI.

54

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

28.	Categories of Financial Instruments, Continued

(1)	Financial assets by category as of March 31, 2020 and December 31, 2019 are as follows, Continued:

(In millions of won)	December 31, 2019
	Financial assets at FVTPL		Equity instruments at FVOCI	Debt instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	—	1,270,824	—	1,270,824
Financial instruments		—	—	—	831,637	—	831,637
Short-term investment securities		166,666	—	—	—	—	166,666
Long-term investment securities(*)		142,316	710,272	4,627	—	—	857,215
Accounts receivable - trade		—	—	—	2,247,895	—	2,247,895
Loans and other receivables		532,225	—	—	1,131,342	—	1,663,567
Derivative financial assets		6,074	—	—	—	144,886	150,960

	~~W~~	847,281	710,272	4,627	5,481,698	144,886	7,188,764

(*)	The Group designated ~~W~~710,272 million of equity instruments that are not held for trading as financial assets measured at FVOCI.

(2)	Financial liabilities by category as of March 31, 2020, and December 31, 2019, are as follows:

(In millions of won)
	March 31, 2020
	Financial liabilities at amortized cost		Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	389,613	—	389,613
Derivative financial liabilities		—	11,576	11,576
Borrowings		2,377,271	—	2,377,271
Debentures		8,575,583	—	8,575,583
Lease liabilities(*)		696,202	—	696,202
Accounts payable – other and others		5,959,980	—	5,959,980

	~~W~~	17,998,649	11,576	18,010,225

(In millions of won)
	December 31, 2019
	Financial liabilities at amortized cost		Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	438,297	—	438,297
Derivative financial liabilities		—	1,043	1,043
Borrowings		2,043,140	—	2,043,140
Debentures		8,220,833	—	8,220,833
Lease liabilities(*)		712,740	—	712,740
Accounts payable – other and others		6,563,030	—	6,563,030

	~~W~~	17,978,040	1,043	17,979,083

(*)

Lease liabilities are not applicable on category of financial liabilities, but are classified as financial liabilities measured at amortized cost on consideration of nature for measurement of liabilities.

55

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

29.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates and interest rates. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets consist of cash and cash equivalents, financial instruments, investment securities and accounts receivable – trade and others, etc. Financial liabilities consist of accounts payable – trade and other, borrowings, debentures, lease liabilities and others.

1) Market risk

(i) Currency risk

The Group incurs exchange position due to revenue and expenses from its global operations. Major foreign currencies where the currency risk occurs are USD, JPY and EUR. The Group determines the currency risk management policy after considering the nature of business and the presence of methods that mitigate the currency risk for each Group entities. Currency risk occurs on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of each Group entity. The Group manages currency risk arising from business transactions by using currency forwards, etc.

Monetary assets and liabilities denominated in foreign currencies as of March 31, 2020 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	won equivalent		Foreign currencies	won equivalent
USD	50,314	~~W~~	61,514	1,540,165	~~W~~	1,883,002
EUR	13,862		18,696	894		1,205
JPY	159,895		1,808	74,780		846
Others	—		3,342	—		1,301

		~~W~~	85,360		~~W~~	1,886,354

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures.

As of March 31, 2020, a hypothetical change in exchange rates by 10% would have increased (decreased) the Group’s income before income tax as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	~~W~~	3,337	(3,337)
EUR		1,749	(1,749)
JPY		96	(96)
Others		204	(204)

	~~W~~	5,386	(5,386)

56

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

29.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1) Market risk, Continued

(ii) Interest rate risk

The interest rate risk of the Group arises from borrowings, debenture, and long-term payables – other. Since the Group’s interest-bearing assets are mostly fixed-interest bearing assets, the Group’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Group performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Group takes various measures, such as refinancing, renewal, alternative financing and hedging.

As of March 31, 2020, the floating-rate borrowings and bonds of the Group are ~~W~~123,325 million and ~~W~~366,780 million, respectively, and the Group has entered into interest rate swap agreements for most of floating rate borrowings and debentures to hedge interest rate risk. If the interest rate increases (decreases) 1% with all other variables held constant, income before income taxes for the three-month period ended March 31, 2020 would change by ~~W~~52 million in relation to the floating-rate borrowings that are exposed to interest rate risk.

As of March 31, 2020, the floating-rate long-term payables – other are ~~W~~1,626,040 million. If the interest rate increases (decreases) 1% with all other variables held constant, income before income taxes for the three-month ended March 31, 2020 would change by ~~W~~4,065 million in relation to the floating-rate long-term payables – other that are exposed to interest rate risk.

2) Credit risk

The maximum credit exposure as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	March 31, 2020		December 31, 2019
Cash and cash equivalents	~~W~~	1,117,513	1,270,572
Financial instruments		1,033,141	831,637
Investment securities		10,241	13,548
Accounts receivable – trade		2,132,271	2,247,895
Contract assets		174,449	191,858
Loans and other receivables		1,828,306	1,663,567
Derivative financial assets		231,280	150,960

	~~W~~	6,527,201	6,370,037

57

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

29.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2) Credit risk, Continued

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Group establishes credit limits for each customer or counterparty.

The Group establishes loss allowance in respect of accounts receivable – trade and contract assets. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Also, the Group’s credit risk can arise from transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Group has a policy to deal only with financial institutions with high credit ratings. The amount of maximum exposure to credit risk of the Group is the carrying amount of financial assets as of March 31, 2020.

3) Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalent balances and have enough liquidity through various committed credit lines. The Group maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of March 31, 2020 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable – trade	~~W~~	389,613	389,613	389,613	—	—
Borrowings(*)		2,377,271	2,712,188	493,817	2,218,371	—
Debentures(*)		8,575,583	9,895,447	969,747	5,489,818	3,435,882
Lease liabilities		696,202	734,267	328,077	342,743	63,447
Accounts payable – other and others(*)		5,959,980	6,078,749	4,810,783	889,202	378,764

	~~W~~	17,998,649	19,810,264	6,992,037	8,940,134	3,878,093

(*)	Includes interest payables.

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

58

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

29.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3) Liquidity risk, Continued

As of March 31, 2020, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	~~W~~	225,291	229,574	22,136	173,923	33,515
Liabilities		(11,576)	(11,602)	918	(1,199)	(11,321)

	~~W~~	213,715	217,972	23,054	172,724	22,194

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Group is the same as that for the year ended December 31, 2019.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity; both from the condensed consolidated interim financial statements.

Debt-equity ratio as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	March 31, 2020		December 31, 2019
Total liabilities	~~W~~	21,772,611	21,788,084
Total equity		22,549,515	22,823,536
Debt-equity ratios		96.55%	95.46%

59

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

29.	Financial Risk Management, Continued

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)	March 31, 2020
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	750,547	—	603,888	146,659	750,547
Derivatives hedging instruments		225,291	—	225,291	—	225,291
FVOCI		693,435	380,863	—	312,572	693,435

	~~W~~	1,669,273	380,863	829,179	459,231	1,669,273

Financial liabilities that are measured at fair value:
Derivatives hedging instruments	~~W~~	11,576	—	11,576	—	11,576

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	2,377,271	—	2,544,157	—	2,544,157
Debentures		8,575,583	—	9,095,760	—	9,095,760
Long-term payables – other		1,567,991	—	1,604,052	—	1,604,052

	~~W~~	12,520,845	—	13,243,969	—	13,243,969

(In millions of won)	December 31, 2019
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	847,281	—	668,891	178,390	847,281
Derivatives hedging instruments		144,886	—	144,886	—	144,886
FVOCI		714,899	407,651	—	307,248	714,899

	~~W~~	1,707,066	407,651	813,777	485,638	1,707,066

Financial liabilities that are measured at fair value:
Derivatives hedging instruments	~~W~~	1,043	—	1,043	—	1,043

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	2,043,140	—	2,191,037	—	2,191,037
Debentures		8,220,833	—	8,714,408	—	8,714,408
Long-term payables – other		1,974,006	—	2,008,493	—	2,008,493

	~~W~~	12,237,979	—	12,913,938	—	12,913,938

60

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

29.	Financial Risk Management, Continued

(3)	Fair value, Continued

1)	Fair value and carrying amount of financial assets and liabilities based on fair value hierarchy as of March 31, 2020 and December 31, 2019, are as follows, Continued:

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

The Group uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods such as discounted cash flow and market approach. Inputs used for such valuation methods include swap rate, interest rate and risk premium, and the Group performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Group for the fair value measurement as of March 31, 2020 are as follows:

Interest rate
Derivative instruments	0.47% ~ 0.71%
Borrowings and debentures	1.42% ~ 2.00%
Long-term payables – other	1.51% ~ 1.84%

2)

There have been no transfers between Level 2 and Level 1 for the three-month period ended March 31, 2020. The changes of financial assets classified as Level 3 for the three-month period ended March 31, 2020 are as follows:

(In millions of won)
	Balance at January 1, 2020		Loss for the period	OCI	Acquisition	Disposal	Balance at March 31, 2020
FVTPL	~~W~~	178,390	(214)	1,814	327	(33,658)	146,659
FVOCI		307,248	—	5,148	3,743	(3,567)	312,572

	~~W~~	485,638	(214)	6,962	4,070	(37,225)	459,231

61

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

29.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of March 31, 2020 and December 31 2019 are as follows

(In millions of won)	March 31, 2020
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the condensed consolidated interim statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	167,685	(99,588)	68,097
Financial liabilities:
Accounts payable – other and others	~~W~~	99,588	(99,588)	—

(In millions of won)	December 31, 2019
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the condensed consolidated interim statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	102,241	(100,895)	1,346
Financial liabilities:
Accounts payable – other and others	~~W~~	100,895	(100,895)	—

30.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Holdings Co., Ltd.
Joint ventures	Dogus Planet, Inc. and 3 others
Associates	SK hynix Inc. and 45 others
Others	The Ultimate Controlling Entity’s subsidiaries and associates, etc.

As of March 31, 2020, the Group is included to SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act. All of the other entities included in SK Group are considered related parties of the Group.

62

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

30.	Transactions with Related Parties, Continued

(2)	Compensation for the key management

The Parent Company considers registered directors (3 executive and 5 non-executive directors) who have substantial role and responsibility in planning, operations and relevant controls of the business as key management. The compensation given to such key management for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2020		March 31, 2019
Salaries	~~W~~	4,849	4,328
Defined benefits plan expenses		2,933	811
Share option		32	130

	~~W~~	7,814	5,269

Compensation for the key management includes salaries, non-monetary salaries and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

(3)	Transactions with related parties for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)		For the three-month period ended March 31, 2020
Scope	Company	Operating revenue and others		Operating expense and others(*1)	Acquisition of property and equipment
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*2)	~~W~~	9,051	291,614	2,144
Associates	F&U Credit information Co., Ltd.		477	12,412	—
	SK hynix Inc.(*3)		159,579	61	—
	KEB HanaCard Co., Ltd.		151	787	—
	SK Wyverns Co., Ltd.		316	9,429	—
	Others		12,629	11,855	—

			173,152	34,544	—

Others	SK Engineering & Construction Co., Ltd.		4,595	1	—
	SK Innovation Co., Ltd.		18,010	4,140	—
	SK Networks Co., Ltd.(*4)		3,675	269,312	6
	SK Networks services Co., Ltd.		1,237	17,519	103
	SK Telesys Co., Ltd.		98	2,566	658
	SK TNS Co., Ltd.		56	8,259	20,640
	SK energy Co., Ltd.		2,104	74	—
	SK hynix Semiconductor (China) Ltd.		12,034	—	—
	SK Global Chemical International Trading (Shanghai) Co., Ltd.		2,696	8	—
	Others		29,322	28,519	6,248

			73,827	330,398	27,655

		~~W~~	256,030	656,556	29,799

(*1)	Operating expense and others include lease payments by the Group.

63

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

30.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three-month periods ended March 31, 2020 and 2019 are as follows, Continued:

(*2)	Operating expense and others include ~~W~~194,617 million of dividends declared by the Parent Company.
(*3)	Operating revenue and others include ~~W~~146,100 million of dividends declared by SK hynix Inc. which was deducted from the investment in associates.
(*4)	Operating expenses and others include costs for handset purchases amounting to ~~W~~257,321 million.

(In millions of won)		For the three-month period ended March 31, 2019
Scope	Company	Operating revenue and others		Operating expense and others(*1)	Acquisition of property and equipment
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*2)	~~W~~	7,622	294,580	3,717

Associates	F&U Credit information Co., Ltd.		608	13,566	—
	SK hynix Inc.(*3)		230,861	152	—
	KEB HanaCard Co., Ltd.		413	393	—
	SK Wyverns Co., Ltd.		317	15,025	—
	Others		125	3,119	37

			232,324	32,255	37

Others	SK Engineering & Construction Co., Ltd.		1,549	2,640	—
	SK Innovation Co., Ltd.		5,091	355	—
	SK Networks Co., Ltd.(*4)		3,464	246,859	443
	SK Networks services Co., Ltd.		219	17,481	6
	SK Telesys Co., Ltd.		132	2,087	2,071
	SK TNS Co., Ltd.		58	406	15,181
	SK energy Co., Ltd.		3,092	99	—
	SK hynix Semiconductor (China) Ltd.		22,572	—	—
	SK Global Chemical International Trading (Shanghai) Co., Ltd.		2,976	38	—
	Others		17,574	15,954	2,125

			56,727	285,919	19,826

		~~W~~	296,673	612,754	23,580

(*1)	Operating expense and others include lease payments by the Group.
(*2)	Operating expense and others include ~~W~~194,617 million of dividends declared by the Parent Company.
(*3)	Operating revenue and others include ~~W~~219,151 million of dividends declared by SK hynix Inc., which was deducted from the investment in associates.
(*4)	Operating expenses and others include costs for handset purchases amounting to ~~W~~223,305 million.

64

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

30.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)		March 31, 2020
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	5,530	233,097

Associates	F&U Credit information Co., Ltd.		—	8	5,117
	SK hynix Inc.		—	166,528	—
	Wave City Development Co., Ltd.		—	31,523	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	2,257	—
	KEB HanaCard Co., Ltd.		—	1,232	6,971
	Others		204	4,372	1,635

			22,351	205,920	13,723

Others	SK Engineering & Construction Co., Ltd.		—	3,493	—
	SK Innovation Co., Ltd.		—	9,531	23,673
	SK Networks Co., Ltd.		—	2,700	173,240
	SK Networks services Co., Ltd.		—	609	9,838
	SK Telesys Co., Ltd.		—	33	1,737
	SK TNS Co., Ltd.		—	9	10,147
	SK energy Co., Ltd.		—	2,121	1,553
	SK hystec Co., Ltd.		—	359	1
	SK hynix Semiconductor (China) Ltd.		—	8,885	—
	Others		—	20,093	27,584

			—	47,833	247,773

		~~W~~	22,351	259,283	494,593

(*)	As of March 31, 2020, the Parent Company recognized full valuation allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

65

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

30.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of March 31, 2020 and December 31, 2019 are as follows, Continued:

(In millions of won)		December 31, 2019
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade etc.	Accounts payable – other etc.
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	7,941	87,519

Associates	F&U Credit information Co., Ltd.		—	2	4,869
	SK hynix Inc.		—	21,510	48
	Wave City Development Co., Ltd.		—	31,523	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	5,359	—
	KEB HanaCard Co., Ltd.		—	1,025	9,474
	Others		204	2,490	2,262

			22,351	61,909	16,653

Others	SK Engineering & Construction Co., Ltd.		—	4,422	97
	SK Innovation Co., Ltd.		—	7,496	22,673
	SK Networks. Co., Ltd.		—	3,469	85,421
	SK Networks services Co., Ltd.		—	—	10,820
	SK Telesys Co., Ltd.		—	30	16,319
	SK TNS Co., Ltd.		—	14	200,703
	SK energy Co., Ltd.		—	2,757	1,886
	SK hystec Co., Ltd.		—	848	687
	SK hynix Semiconductor (China) Ltd.		—	8,556	—
	Others		—	22,529	40,073

			—	50,121	378,679

		~~W~~	22,351	119,971	482,851

(*)	As of December 31, 2019, the Parent Company recognized full valuation allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

(5)	SK Infosec Co., Ltd., a subsidiary of the Parent Company, provided a blank note to SK Holdings Co., Ltd. with regards to performance guarantee.

(6)	SK Telink Co., Ltd., a subsidiary of the Parent Company, is holding a blank note provided by SK Holdings Co., Ltd. with regards to a performance guarantee.

(7)	The details of additional investments and disposal of associates and joint ventures for the three-month period ended March 31, 2020 are described in note 10.

66

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

31.	Commitments and Contingencies

(1)	Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ~~W~~4,013 million as of March 31, 2020.

In addition, Life & Security Holdings Co., Ltd., a subsidiary of the Parent Company, has pledged its shares of ADT CAPS Co., Ltd., CAPSTEC Co., Ltd. for the long-term borrowings with a face value of ~~W~~1,900,000 million as of March 31, 2020, and Incross Co., Ltd., a subsidiary of the Parent Company, has pledged its ~~W~~17,157 million of short-term financial instruments with regards to performance guarantee.

(2)	Legal claims and litigations

As of March 31, 2020, the Group is involved in various legal claims and litigations. Provision recognized in relation to these claims and litigations is immaterial. In connection with those legal claims and litigations for which no provision was recognized, management does not believe the Group has a present obligation, nor is it expected that any of these claims or litigations will have a significant impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

Meanwhile, the pending litigation over the validity of partnership contract that SK Planet Co., Ltd., a subsidiary of the Parent Company, was involved as the defendant (Plaintiff: Nonghyup Bank) was settled by the agreement between the parties for the year ended December 31, 2018. As a result of the settlement, the credit card business partnership between the SK Planet Co., Ltd. and Nonghyup Bank will be maintained until April 2021, and the SK Planet Co., Ltd. is obligated to pay the commission fees based on the customers’ credit card usage until September 2021, the expiration date of the credit cards. The Group determined that the contract and the subsidiary agreements meet the definition of an onerous contract according to K-IFRS No.1037, for which the Group recognized provisions with the best estimate of the expenditure required to settle the present obligation at the end of the reporting period. In this regard, ~~W~~31,388 million and ~~W~~10,539 million are recognized as current provisions and non-current provisions, respectively, as of March of 31, 2020.

(3)	Accounts receivable from sale of handsets

The sales agents of the Parent Company sell handsets to the Parent Company’s subscribers on an installment basis. The Parent Company entered into comprehensive agreements to purchase accounts receivable from handset sales with retail stores and authorized dealers and to transfer the accounts receivable from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivable from sale of handsets amounting to ~~W~~557,992 million as of March 31, 2020, which the Parent Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable – other and long-term accounts receivable – other.

67

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

32.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2020		March 31, 2019
Interest income	~~W~~	(12,928)	(15,047)
Dividends		(732)	(9,924)
Gain on foreign currency translations		(10,568)	(2,400)
Gain on valuation of derivatives		—	(446)
Gain on settlement of derivatives		(7,537)	—
Gain on sale of accounts receivable – other		(4,679)	(7,942)
Gain relating to investments in associates and joint ventures, net		(140,895)	(223,345)
Gain on disposal of property and equipment and intangible assets		(1,655)	(2,904)
Gain on business transfer		(12,451)	—
Gain relating to financial assets at FVTPL		(442)	(344)
Other income		(1,088)	(5)
Interest expense		98,029	102,254
Loss on foreign currency translations		7,002	1,457
Income tax expense		63,148	94,177
Expense related to defined benefit plan		48,951	42,542
Share option		1,019	155
Depreciation and amortization		1,019,340	932,270
Bad debt for account receivables – trade		17,318	9,989
Loss on disposal of property and equipment and intangible assets		8,715	9,537
Impairment loss on property and equipment and intangible assets		—	63
Bad debt for accounts receivable – other		791	1,101
Loss on settlement of derivatives		1,866	—
Loss relating to financial assets at FVTPL		744	140
Loss relating to financial liabilities at FVTPL		—	252
Loss on impairment of investment assets		—	1,090
Other expenses		13,552	4,053

	~~W~~	1,087,500	936,723

68

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2020 and 2019

32.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2020		March 31, 2019
Accounts receivable – trade	~~W~~	52,480	59,026
Accounts receivable – other		(34,109)	(104,353)
Accrued income		273	(64)
Advance payments		(17,620)	(37,781)
Prepaid expenses		20,405	17,396
Inventories		(43,193)	25,992
Long-term accounts receivable – other		41,793	(2,118)
Contract assets		19,795	1,410
Guarantee deposits		(5,046)	202
Accounts payable – trade		12,961	(55,817)
Accounts payable – other		(348,355)	110,189
Withholdings		80,430	(69,089)
Contract liabilities		15,278	3,975
Deposits received		(681)	(1,882)
Accrued expenses		(179,571)	(237,267)
Provisions		(7,197)	(10,132)
Long-term provisions		(1,117)	(1,164)
Plan assets		18,123	10,584
Retirement benefit payment		(26,324)	(28,541)
Others		51,295	40,584

	~~W~~	(350,380)	(278,850)

(3)	Significant non-cash transactions for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2020		March 31, 2019
Decrease in accounts payable - other relating to the acquisition of property and equipment and intangible assets	~~W~~	(626,509)	(222,570)
Increase of right-of-use assets		123,003	101,187
Contribution in kind for investments		4,702	19,039

33.	Subsequent Events

On April 26, 2019, the board of directors of SK Broadband Co., Ltd., a subsidiary of the Parent Company, resolved to approve SK Broadband Co., Ltd.’s merger with Tbroad Co., Ltd., Tbroad Dongdaemun Broadcasting Co., Ltd. and Korea Digital Cable Media Center Co., Ltd. in order to strengthen the competitiveness and enhance the synergy as a comprehensive media company. SK Broadband Co., Ltd., the surviving entity, has merged Tbroad Co., Ltd., Tbroad Dongdaemun Broadcasting Co., Ltd. and Korea Digital Cable Media Center Co., Ltd, which were dissolved as of the date of merger on April 30, 2020.

69